As filed with the Securities and Exchange Commission on March 19, 2002.
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ACCENTURE LTD
(Exact Name of Registrant as Specified in its Charter)

Bermuda	54161	98-0341111
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Cedar House
41 Cedar Avenue
Hamilton HM12, Bermuda
(441) 296-8262
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Douglas G. Scrivner
Accenture Ltd
1661 Page Mill Road
Palo Alto, CA 94304
(650) 213-2000
(Name and Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

John B. Tehan Alan D. Schnitzer Simpson Thacher & Bartlett 425 Lexington Avenue New York, NY 10017 Telephone: (212) 455-2000 Facsimile: (212) 455-2502	John J. Huber Raymond Y. Lin Latham & Watkins 885 Third Avenue New York, NY 10022 Telephone: (212) 906-1200 Facsimile: (212) 751-4864

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of Registration fee

Class A common shares	115,000,000	$28.62	$3,291,300,000	$302,800

(1)	Includes 15,000,000 Class A common shares salable upon exercise of the underwriters’ overallotment options.
(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, and based on the average of the high and low prices of the Class A common shares on March 15, 2002 as reported on the New York Stock Exchange.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note:

This Registration Statement contains two forms of a prospectus: one to be used in connection with an offering in the United States and one to be used in a concurrent international offering outside the United States. The two prospectuses are identical except for the front cover page, the “Underwriting” section and the back cover page. Each of these pages for the U.S. prospectus is followed by the alternate page to be used in the international prospectus. Each of the alternate pages for the international prospectus is labeled “Alternate Page for International Prospectus.” Final forms of each prospectus will be filed with the Securities and Exchange Commission under Rule 424(b).

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 19, 2002.

100,000,000 Class A Common Shares

This is an offering of Class A common shares of Accenture Ltd. This prospectus relates to an offering of              shares in the United States. In addition,              shares are being offered outside the United States in an international offering.

Accenture Ltd is offering 10,185,884 of the Class A common shares to be sold in the offering. The selling shareholders identified in this prospectus are offering an additional 89,814,116 Class A common shares.

The Class A common shares are listed on the New York Stock Exchange under the symbol “ACN.” The last reported sale price of the Class A common shares on March 15, 2002 was $28.99 per share.

See “Risk Factors” beginning on page 13 to read about factors you should consider before buying the Class A common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Accenture Ltd	$	$
Proceeds, before expenses, to the selling shareholders	$	$

To the extent that the U.S. underwriters sell more than              Class A common shares, the U.S. underwriters have the option to purchase up to an additional              Class A common shares from Accenture Ltd at the initial price to public less the underwriting discount. The international underwriters have a similar option to purchase up to              additional Class A common shares.

The underwriters expect to deliver the shares in New York, New York on                     , 2002.

Goldman, Sachs & Co.	Morgan Stanley

Prospectus dated                     , 2002.

[Alternate Page for International Prospectus]

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated March 19, 2002.

100,000,000 Class A Common Shares

This is an offering of Class A common shares of Accenture Ltd. This prospectus relates to an offering of              shares outside the United States. In addition,              shares are being offered in the United States.

Accenture Ltd is offering 10,185,884 of the Class A common shares to be sold in the offering. The selling shareholders identified in this prospectus are offering an additional 89,814,116 Class A common shares.

The Class A common shares are listed on the New York Stock Exchange under the symbol “ACN.” The last reported sale price of the Class A common shares on March 15, 2002 was $28.99 per share.

See “Risk Factors” beginning on page 13 to read about factors you should consider before buying the Class A common shares.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial price to public	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Accenture Ltd	$	$
Proceeds, before expenses, to the selling shareholders	$	$

To the extent that the international underwriters sell more than              Class A common shares, the international underwriters have the option to purchase up to an additional              Class A common shares from Accenture Ltd at the initial price to public less the underwriting discount. The U.S. underwriters have a similar option to purchase up to              additional Class A common shares.

The underwriters expect to deliver the shares in New York, New York on                     , 2002.

Goldman Sachs International	Morgan Stanley

Prospectus dated                         , 2002.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

The Bermuda Monetary Authority has classified us as non-resident of Bermuda for exchange control purposes. Accordingly, the Bermuda Monetary Authority does not restrict our ability to convert currency, other than Bermuda dollars, held for our account to any other currency, to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are shareholders, other than in Bermuda dollars. The permission of the Bermuda Monetary Authority is required for the issue and transfer of our shares under the Exchange Control Act 1972 of Bermuda and regulations under it.

We have obtained the permission of the Bermuda Monetary Authority for the issue of the Accenture Ltd Class A common shares that we may sell and for the transfer of the Accenture Ltd Class A common shares which the selling shareholders may sell in the offering described in this prospectus. In addition, we have obtained the permission of the Bermuda Monetary Authority for the free issue and transferability of Accenture Ltd Class A common shares following the offering. Approvals or permissions received from the Bermuda Monetary Authority do not constitute a guaranty by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving those approvals or permissions, the Bermuda Monetary Authority will not be liable for our performance or default or for the correctness of any opinions or statements expressed in this document.

We have filed this document as a prospectus with the Registrar of Companies in Bermuda under Part III of the Companies Act 1981 of Bermuda. In accepting this document for filing, the Registrar of Companies accepts no responsibility for the financial soundness of any proposals or for the correctness of any opinions or statements expressed in this document.

[THIS PAGE INTENTIONALLY LEFT BLANK]

SUMMARY

This summary highlights some of the information contained elsewhere in this prospectus. We urge you to read the entire prospectus carefully, including the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and our historical financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Accenture

Accenture is the world’s leading management consulting and technology services organization. We have more than 75,000 employees based in over 110 offices in 47 countries delivering to our clients a wide range of consulting, technology and outsourcing services. We operate globally with one common brand and business model. We work with clients of all sizes and have extensive relationships with the world’s leading companies and governments. We serve 88 of the Fortune Global 100 and more than half of the Fortune Global 500. In total, we have served more than 4,000 clients on nearly 18,000 engagements over the past five fiscal years.

Our business consists of using our industry knowledge, our service offering expertise and our insight into and access to existing and emerging technologies to identify new business and technology trends and formulate and implement solutions for clients under demanding time constraints. We help clients around the world identify and enter new markets, increase revenues in existing markets and deliver their products and services more effectively and efficiently. We deliver our services and solutions through the following five operating groups, which together comprise 18 industry groups. Our industry focus enables our professionals to provide business and management consulting, technology and outsourcing services with an understanding of industry evolution, business issues and applicable technologies, and ultimately to deliver solutions tailored to each client’s industry.

Communications & High Tech	Financial Services	Products	Resources	Government

•Communications •Electronics & High Tech •Media & Entertainment	•Banking •Health Services •Insurance	•Automotive •Consumer Goods & Services •Industrial Equipment •Pharmaceuticals & Medical Products •Retail •Transportation & Travel Services	•Chemicals •Energy •Forest Products •Metals & Mining •Utilities	• Government

Percent of revenues before reimbursements for the 12 months ended November 30, 2001
27%	25%	21%	17%	10%

We develop and deliver a full spectrum of services and solutions that address business opportunities and challenges common across industries through eight service lines and several of our solution units. Our service lines are responsible for developing our knowledge capital, world-class skills and innovative capabilities for clients across all of the industries we serve. Our solution units develop asset-based scalable solutions that can be offered to multiple clients. We organize our service lines and the solution units that serve multiple industries into two capability groups, based on their applicability: Business Consulting and Technology & Outsourcing.

Business Consulting	Technology & Outsourcing

• Strategy & Business Architecture Service Line
• Customer Relationship Management Service Line
• Supply Chain Management Service Line
• Human Performance Service Line
• Finance & Performance Management Service Line
• e-peopleserve Solution Unit
• Accenture Learning Solution Unit
• Technology Research & Innovation Service Line • Solutions Engineering Service Line • Solutions Operations Service Line • Avanade Solution Unit

Our affiliates and alliances enhance our management consulting and technology services business. If a capability that we do not already possess is of strategic importance and value to us but is in an area that is best developed in a business model outside our client service business, we may form a new business, sometimes with one or more third parties, to develop that capability. We call these businesses “affiliates.” In general, we expect the capabilities developed by these new businesses to be used by our own professionals as well as by other companies. We enter into alliances because today’s business environment demands more speed, flexibility and resources than typically exist at any single company. We seek to form alliances with leading companies and organizations whose capabilities complement our own, whether by extending or deepening a service offering, delivering a new technology or business process or helping us extend our services to new geographies. Although we have not generated material revenues from our affiliates and alliances, we believe that our approach of enhancing the service offerings of our operating groups and service lines with the insight into and access to emerging business models, solutions and technologies provided by our affiliates and alliances, which we refer to as our “network of businesses,” provides us with a fundamental advantage in delivering value to our clients.

Revenues are driven by our partners’ and senior executives’ ability to secure contracts for new engagements and to deliver solutions and services that add value to our clients. We derive substantially all of our revenues from contracts for management and technology service offerings and solutions that we develop, implement and manage for our clients. Substantially all of our contracts include time-and-materials or fixed-price terms.

Our leading position in the management consulting and technology services markets results from the fact that we have more consulting professionals than any other consulting firm, with nearly 54,000 professionals working within our operating groups, complemented by nearly 8,000 professionals dedicated full time to our service lines. In addition, we have deep industry knowledge in 18 distinct industry groups and broad service offering expertise through our service lines and solution units. In total, we have more than 75,000 employees, not including those of our affiliates, who provide global scale and reach through over 110 offices in 47 countries. Based on our knowledge of our business and the business of our competitors, we believe that no other consulting firm provides as broad a range of management and technology services and solutions to as many industry groups in as many geographic markets as we do.

Our Corporate Information

Accenture Ltd is organized under the laws of Bermuda. We maintain a registered office in Bermuda at Cedar House, 41 Cedar Avenue, Hamilton HM12, Bermuda. Our telephone number in Bermuda is (441) 296-8262. We also have major offices in the world’s leading business centers, including New York, Chicago, Dallas, Los Angeles, San Francisco, London, Frankfurt, Madrid, Milan, Paris, Sydney and Tokyo. In total, we have over 110 offices in 47 countries around the world. Our Internet address is www.accenture.com. Information contained on our Web site is not a part of this prospectus.

We use the term “partner” in this prospectus to refer to the partners and shareholders of the series of related partnerships and corporations through which we operated our business prior to our transition to a corporate structure in fiscal 2001. These individuals became our executive employees following our transition to a corporate structure but have the “partner” title. Where the context permits, the term also refers to our employees and others who have been or are in the future named as “partners” in this executive sense. In using the term “partner,” we do not mean to imply any intention of the parties to create a separate legal entity. We have more than 2,700 partners.

As a result of a restructuring in 1989, we and our “member firms,” which are now our subsidiaries, became legally separate and distinct from the Arthur Andersen firms. Thereafter, until August 7, 2000, we had contractual relationships with an administrative entity, Andersen Worldwide, and indirectly with the separate Arthur Andersen firms under various member firm agreements whereby we and our member firms, on the one hand, and Arthur Andersen and its member firms, on the other hand, were two stand-alone business units linked through such agreements to Andersen Worldwide for administrative and other services. Following arbitration proceedings between us and Andersen Worldwide and Arthur Andersen that were completed in August 2000, the tribunal terminated our contractual relationships with the Andersen Worldwide administrative entity and all Arthur Andersen member firms. On January 1, 2001, we began to conduct business under the name Accenture. See “Certain Relationships and Related Transactions—Relationship with Andersen Worldwide and Arthur Andersen.”

Organizational Structure

Accenture Ltd is a Bermuda holding company with no material assets other than an equity interest in our subsidiary, Accenture SCA, a Luxembourg partnership limited by shares. Accenture Ltd’s only business is to hold this interest and to act as the sole general partner of Accenture SCA. As the general partner of Accenture SCA and as a result of Accenture Ltd’s majority voting interest in Accenture SCA, Accenture Ltd controls Accenture SCA’s management and operations and consolidates Accenture SCA’s results in its financial statements. We operate our business through subsidiaries of Accenture SCA.

Some of our partners and former partners own shares in Accenture SCA or Accenture Canada Holdings Inc., an indirect subsidiary of Accenture SCA. Subject to contractual transfer restrictions, these partners have the option to redeem or exchange each of these shares for a Class A common share or, at our option, cash generally equal to the market value of a Class A common share. Generally, these partners and former partners also own a corresponding number of Accenture Ltd Class X common shares which entitle their holders to vote at Accenture Ltd shareholder meetings but do not carry any economic rights.

Immediately following the offering and the transactions related to the offering, our partners will own approximately 73% of the equity in our business, or approximately 72% if the underwriters exercise their overallotment options in full, and will own or control shares representing, in the aggregate, approximately 73% of the voting interest in Accenture Ltd or approximately 72% if the underwriters exercise their overallotment options in full. Information in this prospectus reflects our estimate of selling shareholder participation in the offering.

You should read “Accenture Organizational Structure,” “Certain Relationships and Related Transactions” and “Description of Share Capital” for additional information about our corporate structure.

Share Management Plan

We recognize the need to address three important objectives related to the ownership of our shares: increased public float, broader ownership of the Accenture Ltd Class A common shares and the orderly entry of our shares into the market. We also recognize the needs of our partners to diversify their portfolios and to achieve additional liquidity over time. To balance these objectives, and to effectively incentivize our current and future partners, we are undertaking the offering and the related transactions and expect to implement a number of arrangements which we refer to collectively as our “Share Management Plan.” These arrangements include our current plans to:

•
agree with many of our partners and former partners to further restrict the transfer of their equity interests in Accenture until July 24, 2005, except in Accenture-approved transactions such as the offering, as described in “Certain Relationships and Related Transactions—Share Management Plan—Common Agreements”;

•
allow our partners and former partners to transfer their equity interests to their heirs or charitable donees in connection with estate and/or tax planning strategies, provided these transferees agree to be bound by the restrictions on transfer described above;

•
provide our partners and former partners with quarterly opportunities to sell or redeem, in Accenture-approved transactions with us or third parties, at or below market prices, equity interests as to which the transfer restrictions imposed prior to our initial public offering are no longer in effect; and

•	preserve Accenture’s partnership culture and sense of stewardship by creating a share employee compensation trust that will acquire Class A common shares to fund equity awards to our future partners.

In addition, our agreements and arrangements with partners and former partners described above are intended to allow us the flexibility to accommodate changes and additions to the Share Management Plan.

We expect that our partners and former partners will, any time they sell shares in Accenture-approved underwritten public offerings, including this offering, pay to us an amount equal to 3% of the gross proceeds from the sale of the shares, less the amount of any underwriting discount. Similarly, our partners and former partners participating in any quarterly share transactions will pay to us an amount equal to 3 1/2% of the gross proceeds, less any brokerage costs. We will apply these amounts to cover our expenses in connection with these transactions, with the excess being applied to fund the share employee compensation trust.

For more information about our Share Management Plan, please see “Certain Relationships and Related Transactions—Share Management Plan.”

Recent Developments

We expect revenues before reimbursements to be approximately $2.91 billion for the three months ended February 28, 2002 compared with $2.88 billion for the corresponding period of fiscal 2001. The revenue increase was achieved against a strong corresponding period in fiscal 2001 and in an economic environment that remained difficult throughout the quarter. We continued to achieve strong growth in the geographic region comprising Europe, the Middle East and Africa.

Operating income is expected to be $385 million to $400 million, or 13% to 14% of revenues before reimbursements.

Net income before minority interest, including investment writedowns, is expected to be between $23 million and $33 million. Diluted earnings per share on the same basis are expected to be $0.02 to $0.03.

During the second quarter of 2002 we recorded a charge of $212 million, before and after tax, related to investment writedowns of our venture and investment portfolio. Excluding these investment writedowns, net income before minority interest is expected to be between $235 million and $245 million. Diluted earnings per share on the same basis are expected to be approximately $0.23.

After exploring a number of alternatives, we have decided to sell substantially all of our minority ownership interests in our venture and investment portfolio that could cause volatility in our future earnings. To facilitate this sale, we expect to aggregate these positions into a single subsidiary, which we would then sell. Related to this decision, our loss on investments in the second quarter includes the $212 million charge, related to the loss we expect to incur on this sale transaction. After giving effect to the charge, we expect our venture and investment portfolio to have a net book value of approximately $95 million, $43 million of which is hedged. We expect to receive offers that allow us to retain a modest percentage ownership of the subsidiary in connection with an ongoing alliance with the buyer. We have engaged an investment bank and are currently engaged in discussions with potential purchasers. We hope to complete the transaction by the end of the calendar year.

We will continue to make investments and will accept equity and equity-linked securities using guidelines intended to eliminate volatility, but will discontinue venture capital investing.

These preliminary results are subject to quarterly review procedures and final reconciliations and adjustments.

The Offering

Class A common shares offered by Accenture Ltd(1)
10,185,884 Class A common shares. For local tax reasons in certain jurisdictions outside the United States, we intend to use proceeds from the offering to acquire or redeem an aggregate of 10,185,884 Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares from our partners and former partners in these jurisdictions.

Class A common shares offered by the selling shareholders
89,814,116 Class A common shares. To obtain the Accenture Ltd Class A common shares they will sell in the offering, some of the selling shareholders will redeem or exchange an aggregate of 63,789,769 Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares for Accenture Ltd Class A common shares on a one-for-one basis immediately prior to the offering.

Class A common shares outstanding immediately before the offering and transactions related to the offering(2)
406,927,672 Class A common shares (or 1,002,102,972 Class A common shares if all Accenture SCA Class I common shares not held by Accenture Ltd and all Accenture Canada Holdings exchangeable shares are redeemed or exchanged for newly issued Class A common shares on a one-for-one basis).

Class A common shares outstanding immediately after the offering and transactions related to the offering(2)
476,216,492 Class A common shares (or 1,002,102,972 Class A common shares if all Accenture SCA Class I common shares not held by Accenture Ltd and all Accenture Canada Holdings exchangeable shares are redeemed or exchanged for newly issued Class A common shares on a one-for-one basis).

(1)
Unless otherwise indicated, all information in this prospectus is provided assuming no exercise of the underwriters’ options to purchase up to an aggregate of 15,000,000 additional Class A common shares from Accenture Ltd.

(2)	Class A common shares outstanding and other information in this prospectus based thereon do not reflect:

•	6,311,537 Class A common shares underlying restricted share units that are not fully vested; and

•	90,358,584 Class A common shares issuable pursuant to options.
(footnote continued)

Class A common shares outstanding and other information in this prospectus based thereon reflect Class A common shares underlying fully vested restricted share units and assume the acquisition by Accenture Ltd of an equivalent amount of Accenture SCA common shares in connection with these restricted share units. We intend to accelerate the delivery of 10,092,801 Class A common shares underlying fully vested restricted share units granted in connection with our initial public offering and originally scheduled to be delivered on July 19, 2002 to immediately prior to the offering to allow partners holding these restricted share units to participate in the offering as selling shareholders. Immediately before the offering and the transactions related to the offering there are 68,112,102 Class A common shares underlying fully vested restricted share units, and immediately after the offering and the transactions related to the offering there will be 58,019,301 Class A common shares underlying fully vested restricted share units.

Use of proceeds
For local tax reasons in certain jurisdictions outside the United States, we intend to use the net proceeds from Accenture Ltd’s sale of 10,185,884 Class A common shares in the offering to acquire or redeem an aggregate of 10,185,884 Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares from some of our partners and former partners in these jurisdictions at a price equal to the initial price to public less the underwriting discount. We intend to use any proceeds from an exercise of the underwriters’ overallotment options to fund the share employee compensation trust.

The partners and former partners that are selling shareholders in the offering or from whom we intend to acquire or redeem shares as described above have each agreed to pay to us an amount equal to 3% of the gross proceeds from the disposition of their shares, less the amount of any underwriting discount. We will apply these amounts to cover the expenses of the offering, with the excess being applied to fund the share employee compensation trust.

Voting rights
Each Class A common share and each Class X common share entitles its holder to one vote per share on all matters submitted to a vote of shareholders of Accenture Ltd. Immediately following the offering and the transactions related to the offering, our partners will own or control Class A common shares and Class X common shares representing, in the aggregate, approximately 73% of the voting interest in Accenture Ltd, or approximately 72% if the underwriters exercise their overallotment options in full. All of our partners who hold Class A or Class X common shares have entered into a voting agreement that requires them to vote as a group with respect to all matters voted upon by shareholders of Accenture Ltd. For a discussion of the voting agreement, see “Certain Relationships and Related Transactions—Voting Agreement.” Our partners will effectively control us for as long as they continue to hold a significant block of voting rights. Upon redemption or exchange of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares, Accenture Ltd will redeem a corresponding number of Accenture Ltd Class X common shares so that the aggregate number of Class X common shares outstanding at any time does not exceed the aggregate number of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares outstanding.

Dividend policy	We currently do not anticipate that Accenture Ltd or Accenture SCA will pay dividends.

Transfer restrictions
We expect that many of our current and former partners, including all of the current and former partners that will be participating in the offering and the transactions related to the offering, will agree not to transfer their equity interests in Accenture until July 24, 2005, except for sales in underwritten public offerings, share repurchases, sales or redemptions or other transactions, in each case as approved by Accenture, or to estate and/or tax planning vehicles approved by Accenture. See “Certain Relationships and Related Transactions—Share Management Plan.” The existing transfer restrictions in the voting agreement and the transfer rights agreement, which generally restrict sales until July 24, 2002 and then permit sales in increasing amounts over the subsequent seven years, will continue to apply to our partners and former partners. These transfer restrictions will be waived, however, to permit the Accenture-approved transactions described above, including the offering and the transactions related to the offering. See “Certain Relationships and Related Transactions—Voting Agreement” and “—Accenture SCA Transfer Rights Agreement.” See also “Risk Factors—Risks That Relate to Your Ownership of Our Class A Common Shares—Our share price may decline due to the large number of Class A common shares eligible for future sale.”

New York Stock Exchange symbol	“ACN”

Risk factors	For a discussion of some of the factors you should consider before buying our Class A common shares, see “Risk Factors.”

Summary Financial Data

The following unaudited summary historical and pro forma as adjusted financial information should be read in conjunction with “Selected Financial Data,” our historical financial statements and related notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Historical					Pro forma asadjusted	Historical	Pro forma as adjusted	Historical
	Year ended August 31,					Year ended August 31, 2001	Three months ended November 30, 2000	Three months ended November 30, 2000	Three months ended November 30, 2001
	1997	1998	1999	2000	2001
	(in millions)
Income Statement Data:
Revenues:
Revenues before reimbursements	$6,275	$8,215	$9,550	$9,752	$11,444	$11,444	$2,831	$2,831	$2,989
Reimbursements	1,172	1,425	1,529	1,788	1,904	1,904	407	407	420

Revenues	7,447	9,640	11,079	11,540	13,348	13,348	3,238	3,238	3,409
Operating expenses:*
Cost of services:*
Cost of services before reimbursable expenses*	3,470	4,700	5,457	5,486	6,200	6,925	1,384	1,711	1,806
Reimbursable expenses	1,172	1,425	1,529	1,788	1,904	1,904	407	407	420

Cost of services*	4,642	6,125	6,986	7,274	8,104	8,829	1,791	2,118	2,226
Sales and marketing*	611	696	790	883	1,217	1,507	202	327	361
General and administrative costs*	819	1,036	1,271	1,297	1,516	1,560	376	405	408
Reorganization and rebranding costs	—	—	—	—	848	—	30	—	—
Restricted share unit-based compensation	—	—	—	—	967	—	—	—	—

Total operating expenses*	6,072	7,857	9,047	9,454	12,652	11,896	2,399	2,850	2,995

Operating income*	1,375	1,783	2,032	2,086	696	1,452	839	388	414
Gain (loss) on investments, net	—	—	92	573	107	107	219	219	(95)
Interest income	—	—	60	67	80	80	23	23	15
Interest expense	(19)	(17)	(27)	(24)	(44)	(59)	(5)	(10)	(9)
Other income (expense)	4	(6)	(5)	51	17	17	7	7	(8)
Equity in gains (losses) of affiliates	—	(1)	(6)	(46)	(61)	(61)	(20)	(20)	6

Income before taxes*	1,360	1,759	2,146	2,707	795	1,536	1,063	607	323
Provision for taxes (1)	118	74	123	243	503	614	53	245	123

Income before minority interest and accounting change*	1,242	1,685	2,023	2,464	292	922	1,010	362	200
Minority interest	—	—	—	—	577	(545)	—	(214)	(118)

Income before accounting change*	1,242	1,685	2,023	2,464	869	377	1,010	148	82
Cumulative effect of accounting change	—	—	—	—	188	—	188	—	—

Partnership income before partner distributions* (2)	$1,242	$1,685	$2,023	$2,464			$1,198

Net income*					$1,057	$377		$148	$82

*	Historical information excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.
(1)
Provision for taxes is not the same as income taxes of a corporation. For periods ended on or prior to May 31, 2001, we operated through partnerships in many countries. Therefore, we generally were not subject to income taxes in those countries. Taxes related to income earned by our partnerships were the responsibility of the individual partners. In other countries, we operated through corporations, and in these circumstances we were subject to income taxes.

(2)
Partnership income before partner distributions is not comparable to net income of a corporation similarly determined. Partnership income in respect of periods ended on or prior to May 31, 2001 is not executive compensation in the customary sense because partnership income is comprised of distributions of current earnings. Accordingly, compensation and benefits for services rendered by partners have not been reflected as an expense in our historical financial statements.

	Historical					Pro forma as adjusted	Historical	Pro forma as adjusted	Historical
	Year ended August 31,					Year ended August 31, 2001	Three months ended November 30, 2000	Three months ended November 30, 2000	Three months ended November 30, 2001
	1997	1998	1999	2000	2001
Earnings Per Share Data:
Earnings per share:
—basic						$0.91		$0.36	$0.20

—diluted						$0.91		$0.36	$0.20

Weighted average shares:
—basic						412,705,954		412,705,954	410,488,771

—diluted						1,008,163,290		1,008,163,290	1,014,448,500

	As of August 31,					As of November 30,
	1997	1998	1999	2000	2001	2001
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$325	$736	$1,111	$1,271	$1,880	$1,130
Working capital	175	531	913	1,015	401	713
Total assets	2,550	3,704	4,615	5,451	6,061	5,423
Long-term debt	192	157	127	99	1	4
Total partners’ capital	761	1,507	2,208	2,368	—	—
Shareholders’ equity	—	—	—	—	282	353

RISK FACTORS

You should carefully consider each of the risks described below and all of the other information in this prospectus before deciding to invest in our Class A common shares.

Risks That Relate to Our Business

A significant or prolonged economic downturn could have a material adverse effect on our results of operations.

Our results of operations are affected by the level of business activity of our clients, which in turn is affected by the level of economic activity in the industries and markets that they serve. In addition, our business tends to lag behind economic cycles in an industry. A decline in the level of business activity of our clients could have a material adverse effect on our revenues and profit margin. Current economic conditions have caused some clients to reduce or defer their expenditures for consulting services. This has caused a reduction in our growth rate, particularly in the Americas and in our Communications & High Tech and Financial Services operating groups, in the first quarter of this fiscal year as compared with fiscal 2001. While total revenues before reimbursements for the first quarter of fiscal 2002 increased by 6% over the first quarter of fiscal 2001, revenues before reimbursements for the first quarter of fiscal 2002 for our Communications & High Tech and Financial Services operating groups declined by 14% and 6%, respectively, over the first quarter of fiscal 2001. Revenues before reimbursements for the first quarter of fiscal 2002 for our Americas geographic area decreased by 7% over the first quarter of fiscal 2001. We have implemented and will continue to implement cost-savings initiatives to manage our expenses as a percentage of revenues. However, we may not be able to reduce the rate of growth in our costs on a timely basis or control our costs to maintain our margins.

Our business will be negatively affected if we are not able to anticipate and keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past.

Our success will depend, in part, on our ability to develop and implement management and technology services and solutions that anticipate and keep pace with rapid and continuing changes in technology, industry standards and client preferences. We may not be successful in anticipating or responding to these developments on a timely basis, and our offerings may not be successful in the marketplace. Also, services, solutions and technologies developed by our competitors may make our service or solution offerings uncompetitive or obsolete. Any one of these circumstances could have a material adverse effect on our ability to obtain and successfully complete important client engagements.

Our business is also dependent, in part, upon continued growth in the use of technology in business by our clients and prospective clients and their customers and suppliers. The growth in the use of technology slows down in a challenging economic environment, such as the one we are experiencing now. Use of new technology for commerce generally requires the understanding and acceptance of a new way of conducting business and exchanging information. Companies that have already invested substantial resources in traditional means of conducting commerce and exchanging information may be particularly reluctant or slow to adopt a new approach that may make some of their existing personnel and infrastructure obsolete.

We may face damage to our professional reputation or legal liability if our clients are not satisfied with our services.

As a professional services firm, we depend to a large extent on our relationships with our clients and our reputation for high-caliber professional services and integrity to attract and retain clients. As a result, if a client is not satisfied with our services or solutions, including those of subcontractors we employ, it may be more damaging in our business than in other businesses. Moreover, if we fail to meet our contractual obligations or fail to disclose our financial or other arrangements with our alliance partners, we could be subject to legal liability or loss of client relationships. Our exposure to legal liability may be increased in the case of business transformation outsourcing contracts in which we become more involved in our clients’ operations. Our contracts typically include provisions to limit our exposure to legal claims relating to our services and the solutions we develop, but these provisions may not protect us or may not be enforceable in all cases.

Our services or solutions may infringe upon the intellectual property rights of others.

We cannot be sure that our services and solutions, or the solutions of others that we offer to our clients, do not infringe on the intellectual property rights of third parties, and we may have infringement claims asserted against us or against our clients. These claims may harm our reputation, cost us money and prevent us from offering some services or solutions. Historically in our contracts, we have generally agreed to indemnify our clients for any expenses or liabilities resulting from claimed infringements of the intellectual property rights of third parties. In some instances, the amount of these indemnities may be greater than the revenues we receive from the client. Any claims or litigation in this area, whether we ultimately win or lose, could be time-consuming and costly, injure our reputation or require us to enter into royalty or licensing arrangements. We may not be able to enter into these royalty or licensing arrangements on acceptable terms. Depending on the circumstances, we may be required to grant a specific client greater rights in intellectual property developed in connection with an engagement than we otherwise do, in which case we seek to cross license the use of the intellectual property. However, in very limited situations, we forego rights to the use of intellectual property we help create and in these cases, this limits our ability to reuse that intellectual property for other clients. Any limitation on our ability to provide a service or solution could cause us to lose revenue-generating opportunities and require us to incur additional expenses to develop new or modified solutions for future projects.

Our engagements with clients may not be profitable.

Unexpected costs or delays could make our contracts unprofitable.    While we have many types of contracts, including time-and-materials contracts, fixed-price contracts and contracts with features of both of these contract types, the risks associated with all of these types of contracts are often similar. When making proposals for engagements, we estimate the costs and timing for completing the projects. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to deploy them on projects. Any increased or unexpected costs or unanticipated delays in connection with the performance of these engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

Under many of our contracts the payment of some or all of our fees is conditioned upon our performance.    We estimate that a majority of our contracts have some fixed-price, incentive-based or other pricing terms that condition some or all of our fees on our ability to deliver defined goals. For example, we are entering into an increasing number of transformational outsourcing contracts under which payment of all or a portion of our fees is contingent upon our clients meeting cost-saving or other contractually-defined goals. Our failure to meet contractually-defined goals or a client’s expectations in any type of contract may result in an unprofitable engagement.

Our contracts can be terminated by our clients with short notice.    Our clients typically retain us on a non-exclusive, engagement-by-engagement basis, rather than under exclusive long-term contracts. Approximately 75% of our consulting engagements are less than twelve months in duration. While our accounting systems identify the duration of our engagements, these systems do not track whether contracts can be terminated upon short notice and without penalty. However, we estimate that the majority of our contracts can be terminated by our clients with short notice and without significant penalty. The advance notice of termination required for contracts of shorter duration and lower revenue is typically 30 days. Longer-term, larger and more complex contracts generally require a longer notice period for termination and may include an early termination charge to be paid to us. Additionally, large client projects involve multiple engagements or stages, and there is a risk that a client may choose not to retain us for additional stages of a project or that a client will cancel or delay additional planned engagements. These terminations, cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to business or financial conditions of the client or the economy generally. When contracts are terminated, we lose the associated revenues and we may not be able to eliminate associated costs in a timely manner.

We may fail to collect amounts extended to clients.    In limited circumstances we extend financing to our clients, which we may fail to collect. A client must meet established criteria to receive financing, and any significant extension of credit requires approval by senior levels of our management. We have extended $180 million of financing as of November 30, 2001, which is in line with historical levels.

If our affiliates or alliances do not succeed, we may not be successful in implementing our growth strategy.

We have committed a substantial amount of time and financial resources to our affiliates and in our relationships with our alliance partners and we plan to commit substantial additional financial resources in the future. The benefits we anticipate from these relationships are an important component of our growth strategy. If these relationships do not succeed, we may fail to obtain the benefits we hope to derive or lose the financial resources we have committed. Similarly, we may be adversely affected by the failure of one or more of our affiliates or alliances, which could lead to reduced marketing exposure, diminished sales and a decreased ability to develop and gain access to solutions. Moreover, because most of our alliance relationships are nonexclusive, our alliance partners are able to form closer or preferred arrangements with our competitors. Poor performance or failures of our affiliates or alliances could have a material and adverse impact on our growth strategy, which, in turn, could adversely affect our financial condition and results of operations.

Our global operations pose complex management, foreign currency, legal, tax and economic risks, which we may not adequately address.

We have offices in 47 countries around the world. In fiscal 2001, approximately 54% of our revenues were attributable to activities in the Americas, 39% of our revenues were attributable to our activities in Europe, the Middle East and Africa, and 7% of our revenues were attributable to our activities in the Asia/Pacific region. As a result, we are subject to a number of risks, including:

•	the absence in some jurisdictions of effective laws to protect our intellectual property rights;

•	multiple and possibly overlapping and conflicting tax laws;

•	restrictions on the movement of cash;

•	the burdens of complying with a wide variety of national and local laws;

•	political instability;

•	currency fluctuations;

•	longer payment cycles;

•	restrictions on the import and export of certain technologies;

•	price controls or restrictions on exchange of foreign currencies; and

•	trade barriers.

The consulting, technology and outsourcing markets are highly competitive, and we may not be able to compete effectively.

The consulting, technology and outsourcing markets in which we operate include a large number of participants and are highly competitive. Our primary competitors include:

•	large accounting, consulting and other professional service firms;

•	information technology service providers;

•	application service providers;

•	service groups of packaged software vendors and resellers; and

•	service groups of computer equipment companies.

In addition, a client may choose to use its own resources, rather than engage an outside firm for the types of services we provide.

Our marketplace is experiencing rapid changes in its competitive landscape. Some of our competitors have sought access to public and private capital and others have merged or consolidated with better-capitalized partners. These changes may create more or larger and better-capitalized competitors with enhanced abilities to compete for market share generally and our clients specifically, in some cases, through significant economic incentives to clients to secure contracts. These competitors may also be better able to compete for skilled professionals by offering them large compensation incentives. In addition, one or more of our competitors may develop and implement methodologies which result in superior productivity and price reductions without adversely affecting the competitors’ profit margins. Many of our competitors are taking greater advantage of the lower labor costs in certain countries to allow them to reduce prices. Any of these circumstances may impose additional pricing pressure on us, which would have an adverse effect on our revenues and profit margin.

If we are unable to attract and retain employees in appropriate numbers, we will not be able to compete effectively and will not be able to grow our business.

Our success and ability to grow are dependent, in part, on our ability to hire and retain large numbers of talented people. We hired approximately 17,000 new employees in fiscal year 2000 and more than 20,000 new employees in fiscal year 2001. The cumulative rate of turnover among our employees was approximately 22% for fiscal year 2000, 12% for fiscal year 2001 and 9% on an annualized basis for the three months ended November 30, 2001, excluding involuntary terminations. The inability to attract qualified employees in sufficient numbers to meet demand or the loss of a significant number of our employees could have a serious negative effect on us, including our ability to obtain and successfully complete important client engagements and thus maintain or increase our revenues.

We regularly benchmark our employee compensation to the marketplace in all countries in which we operate. We make annual adjustments to remain competitive based on the individual markets and the demand for top talent. We also adjust compensation levels within some of our larger countries, such as the United States and the United Kingdom, to reflect different labor pools. In some cases these increases are greater than the general rate of inflation due to other market forces, including the demand for technical talent. To attract and retain the number of employees we need to grow our business, we may have to increase our compensation levels in the future. This would adversely affect our operating margins.

Our transition to a corporate structure may adversely affect our ability to recruit, retain and motivate our partners and other key employees, which in turn could adversely affect our ability to compete effectively and to grow our business.

We face additional retention risk because of our transition to a corporate structure in fiscal 2001. Our partners received our equity in lieu of the interests in the partnerships and corporations that they previously held. Our partners, on average, received approximately 329,000 Accenture Ltd Class A common shares, Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares (with a value of approximately $9,537,710, based on the last reported sale price of the Class A common shares on the New York Stock Exchange on March 15, 2002 of $28.99 per share), and the median number of Accenture Ltd Class A common shares, Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares received by our partners was approximately 355,000 (with a value of approximately $10,291,450, based on the last reported sale price of the Class A common shares on the New York Stock Exchange on March 15, 2002 of $28.99 per share). Their ownership of this equity is not dependent upon their continued employment. In addition, in connection with our transition to a corporate structure, our partners accepted significant reductions in their cash compensation. The substitution of equity, equity-based incentives and other employee benefits in lieu of higher cash compensation may not be sufficient to retain and motivate these individuals in the near or long term. There is no guarantee that the non-competition agreements we have entered into with our partners are sufficiently broad to prevent them from leaving us for our competitors or other opportunities or that these agreements will be enforceable in all cases.

In connection with our initial public offering and our transition to a corporate structure in fiscal 2001, our non-partner employees also received equity incentives. These incentives to attract, retain and motivate employees may not be as effective as the opportunity, which existed prior to our transition to a corporate structure, to hold a partnership interest in Accenture. If these incentives and others adopted from time to time are not effective, our ability to hire, retain and motivate skilled professionals will suffer.

We have only a limited ability to protect our intellectual property rights, which are important to our success.

Our success depends, in part, upon our ability to protect our proprietary methodologies and other intellectual property. Existing laws of some countries in which we provide services or solutions may offer only limited protection of our intellectual property rights. We rely upon a combination of trade secrets, confidentiality policies, nondisclosure and other contractual arrangements, and patent, copyright and trademark laws to protect our intellectual property rights. The steps we take in this regard may not be adequate to prevent or deter infringement or other misappropriation of our intellectual property, and we may not be able to detect unauthorized use or take appropriate and timely steps to enforce our intellectual property rights.

Our profitability will suffer if we are not able to maintain our pricing and utilization rates and control our costs.

Our profit margin, and therefore our profitability, is largely a function of the rates we are able to recover for our services and the utilization rate, or chargeability, of our professionals. Accordingly, if we are not able to maintain the pricing for our services or an appropriate utilization rate for our professionals without corresponding cost reductions, we will not be able to sustain our profit margin and our profitability will suffer. For example, we are currently experiencing pressure on the pricing for our systems integration services. The rates we are able to recover for our services are affected by a number of factors, including:

•	our clients’ perception of our ability to add value through our services;

•	competition;

•	introduction of new services or products by us or our competitors;

•	pricing policies of our competitors; and

•	general economic conditions.

Our utilization rates are also affected by a number of factors, including:

•	seasonal trends, primarily as a result of our hiring cycle and holiday and summer vacations;

•	our ability to transition employees from completed projects to new engagements;

•	our ability to forecast demand for our services and thereby maintain an appropriate headcount in the appropriate areas of our workforce; and

•	our ability to manage attrition.

Our profitability is also a function of our ability to control our costs and improve our efficiency. Current and future cost reduction initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues for several quarters. Further, as we increase the number of our professionals and execute our strategy for growth, we may not be able to manage a significantly larger and more diverse workforce, control our costs or improve our efficiency.

Our quarterly revenues, operating results and profitability will vary from quarter to quarter, which may result in increased volatility of our share price.

Our quarterly revenues, operating results and profitability have varied in the past and are likely to vary significantly from quarter to quarter, making them difficult to predict. This may lead to volatility in our share price. The factors that are likely to cause these variations are:

•	seasonality;

•	the business decisions of our clients regarding the use of our services;

•	the timing of projects and their termination;

•	the timing and extent of gains and losses on our portfolio of investments;

•	the timing of revenue or income or loss from affiliates;

•	our ability to transition employees quickly from completed projects to new engagements;

•	the introduction of new products or services by us or our competitors;

•	changes in our pricing policies or those of our competitors;

•	our ability to manage costs, including personnel costs and support services costs;

•	costs related to possible acquisitions of other businesses; and

•	global economic and political conditions and related risks, including acts of terrorism.

Risks That Relate to Your Ownership of Our Class A Common Shares

We will continue to be controlled by our partners, whose interests may differ from those of our other shareholders.

Upon completion of the offering and the transactions related to the offering our partners will own or control shares representing, in the aggregate, a 73% voting interest in Accenture Ltd, or 72% if the underwriters exercise their overallotment options in full. These shares are subject to a voting agreement, which requires our partners to vote as a group with respect to all matters submitted to shareholders. Our partners’ voting interest in Accenture Ltd may increase to the extent additional employees we name as partners are required to become parties to the voting agreement. See “Certain Relationships and Related Transactions—Voting Agreement” for a discussion of these voting arrangements.

As long as our partners continue to own or control a significant block of voting rights, they will control us. This enables them, without the consent of the public shareholders, to:

•	elect the board of directors and remove directors;

•	control our management and policies;

•
determine the outcome of most corporate transactions or other matters submitted to the shareholders for approval, including mergers, amalgamations and the sale of all or substantially all of our assets; and

•	act in their own interest as partners, which may conflict with or not be the same as the interests of shareholders who are not partners.

Furthermore, as a result of a partner matters agreement, our partners will continue to have influence with respect to a variety of matters over which neither shareholders nor employees of a public company typically have input. The partner matters agreement provides mechanisms for our partners to:

•	select, for three to five years after our initial public offering, five partner nominees for election to membership on the board of directors of Accenture Ltd;

•
make a non-binding recommendation to the board of directors of Accenture Ltd through a committee of partners regarding the selection of a chief executive officer of Accenture Ltd in the event a new chief executive officer is appointed within the first four years after our initial public offering;

•	vote on new partner admissions;

•	approve the partners’ income plan as described below; and

•	hold a non-binding vote with respect to any decision to eliminate or materially change the current practice of allocating partner compensation on a relative, or “unit,” basis.

Under the terms of the partner matters agreement, a partners’ income committee, consisting of the chief executive officer and partners he or she appoints, reviews evaluations and recommendations concerning the performance of partners and determines relative levels of income participation, or unit allocation. Based on its review, the committee prepares a partners’ income plan, which then must be submitted to the partners in a partner matters vote. If the plan is approved by a 66 2/3% partner matters vote, it is (1) subject to the impact on overall unit allocation of determinations by the board of directors or the compensation committee of the board of directors of the unit allocation for the executive officers, binding with respect to the income participation or unit allocation of all partners other than the principal executive officers of Accenture Ltd (including the chief executive officer), unless otherwise determined by the board of directors and (2) submitted to the compensation committee of the board of directors as a recommendation with respect to the income participation or unit allocation of the chief executive officer and the other principal executive officers of Accenture Ltd. See “Certain Relationships and Related Transactions—Partner Matters Agreement.”

In addition, immediately after the offering and the transactions related to the offering, Accenture Ltd will own shares representing a 64% voting interest in Accenture SCA and certain of our partners and former partners will own shares representing a 36% voting interest in Accenture SCA. Accenture SCA is organized under Luxembourg law, and a 66 2/3% shareholder vote is required to amend the articles of association of Accenture SCA, liquidate Accenture SCA, sell all or substantially all of the assets of Accenture SCA and to authorize the general partner to increase the issued share capital of Accenture SCA. Luxembourg law requires a unanimous shareholder vote for a migration of Accenture SCA to a different jurisdiction and for the levying of an assessment on the Accenture SCA shares. Accordingly, there is the possibility that our partners holding an equity interest in Accenture SCA could block Accenture Ltd from causing Accenture SCA to take any of these actions. See “Accenture Organizational Structure” for a discussion of our organizational structure.

Our share price may decline due to the large number of Class A common shares eligible for future sale.

Sales of substantial amounts of Accenture Ltd Class A common shares, or the perception of these sales, may adversely affect the price of the Class A common shares and impede our ability to raise capital through the issuance of equity securities in the future. A substantial number of Class A common shares are eligible for future sale as described below:

•
802,000,279 Class A common shares held by our partners and former partners or issuable upon redemption or exchange of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares held by our partners and former partners are subject to contractual transfer restrictions. We expect that many of our current and former partners, including all of the current and former partners that will be participating in the offering and the transactions related to the offering, will agree not to transfer their equity interests in Accenture until July 24, 2005, except for sales in underwritten public offerings, share repurchases, sales or redemptions or other transactions, in each case as approved by Accenture, or to estate and/or tax planning vehicles approved by Accenture. See “Certain Relationships and Related Transactions—Share Management Plan—Common Agreements.” The existing transfer restrictions in the voting agreement and the transfer rights agreement, which generally restrict sales until July 24, 2002 and then permit sales in increasing amounts over the subsequent seven years, will continue to apply to our partners and former partners. These transfer restrictions will be waived, however, to permit the Accenture-approved transactions described above. These contractual restrictions on transfer may not be enforceable in all cases. See “Certain Relationships and Related Transactions—Voting Agreement” and “—Accenture SCA Transfer Rights Agreement.” Accenture expects to approve the transfer by its partners of 100,000,000 of these Class A common shares in connection with the offering and to approve additional transfers from time to time prior to 2005. These Class A common shares will also be subject to the underwriters’ lock-up described under “Underwriting.”

•	In addition, 69,404,361 Class A common shares underlying restricted share units granted in connection with our initial public offering generally are scheduled to be delivered as follows:

Number of Shares	Scheduled Delivery Date
11,762,697	July 19, 2002
17,494,371	January 19, 2003
8,374,688	July 19, 2003
19,433,929	July 19, 2004
1,893,227	July 19, 2005
1,893,186	July 19, 2006
1,893,227	July 19, 2007
1,893,382	July 19, 2008
4,765,654	July 19, 2009

We intend to accelerate the delivery of 10,092,801 of the 11,762,697 Class A common shares originally scheduled to be delivered on July 19, 2002 to immediately prior to the offering to allow partners holding these restricted share units to participate in the offering as selling shareholders. In addition, 4,999,928 Class A common shares underlying restricted share units granted since our initial public offering generally are scheduled to be delivered over a period of eight years, beginning on July 19, 2002 and 19,350 Class A common shares underlying restricted share units granted to certain directors generally are scheduled to be delivered 12 months after the grant date.

24,405,415 of these Class A common shares underlie restricted share units granted to current partners, and we expect that, when delivered, these Class A common shares will be subject to contractual restrictions on transfer. See “Certain Relationships and Related Transactions—Share Management Plan.”

•
In addition, 89,233,584 Class A common shares are issuable pursuant to options granted in connection with our initial public offering, of which 14,275,000 generally will become exercisable in five equal annual installments beginning on July 19, 2002, 74,658,584 generally will become exercisable in four equal annual installments beginning on July 19, 2002 and 300,000 generally will become exercisable on January 19, 2005. In addition, 1,125,000 Class A common shares are issuable pursuant to options granted since our initial public offering. These options generally will become exercisable in five equal annual installments beginning on the first anniversary of their grant dates.

15,575,000 of these Class A common shares are issuable pursuant to options which have been granted to current partners, and we expect that, when delivered, these Class A common shares will be subject to contractual restrictions on transfer. See “Certain Relationships and Related Transactions—Share Management Plan.”

See “Shares Eligible for Future Sale” for a discussion of the Class A common shares that may be sold in the public market in the future.

We may need additional capital in the future, which may not be available to us. The raising of additional capital may dilute your ownership in us.

We may need to raise additional funds through public or private debt or equity financings in order to:

•	take advantage of opportunities, including more rapid expansion;

•	acquire complementary businesses or technologies;

•	develop new services and solutions; or

•	respond to competitive pressures.

Any additional capital raised through the sale of equity may dilute your ownership percentage in us. Furthermore, any additional financing we may need may not be available on terms favorable to us,  or at all.

We are registered in Bermuda, and a significant portion of our assets are located outside the United States. As a result, it may not be possible for shareholders to enforce civil liability provisions of the federal or state securities laws of the United States.

We are organized under the laws of Bermuda, and a significant portion of our assets are located outside the United States. It may not be possible to enforce court judgments obtained in the United States against us in Bermuda or in countries, other than the United States, where we have assets based on the civil liability provisions of the federal or state securities laws of the United States. In addition, there is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of United States courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on United States federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where we have assets.

Bermuda law differs from the laws in effect in the United States and may afford less protection to shareholders.

Our shareholders may have more difficulty protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. As a Bermuda company, we are governed by the Companies Act 1981 of Bermuda. The Companies Act differs in some material respects from laws generally applicable to United States corporations and shareholders, including the provisions relating to interested directors, mergers and acquisitions, takeovers, shareholder lawsuits and indemnification of directors. See “Description of Share Capital.”

Under Bermuda law, the duties of directors and officers of a company are generally owed to the company only. Shareholders of Bermuda companies do not generally have rights to take action against directors or officers of the company, and may only do so in limited circumstances. Officers of a Bermuda company must, in exercising their powers and performing their duties, act honestly and in good faith with a view to the best interests of the company and must exercise the care and skill that a reasonably prudent person would exercise in comparable circumstances. Directors have a duty not to put themselves in a position in which their duties to the company and their personal interests may conflict and also are under a duty to disclose any personal interest in any contract or arrangement with the company or any of its subsidiaries. If a director or officer of a Bermuda company is found to have breached his duties to that company, he may be held personally liable to the company in respect of that breach of duty. A director may be liable jointly and severally with other directors if it is shown that the director knowingly engaged in fraud or dishonesty. In cases not involving fraud or dishonesty, the liability of the director will be determined by the Bermuda courts on the basis of their estimation of the percentage of responsibility of the director for the matter in question, in light of the nature of the conduct of the director and the extent of the causal relationship between his conduct and the loss suffered.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act relating to our operations that are based on our current expectations, estimates and projections. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions are used to identify these forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. The reasons for this include changes in general economic and political conditions, including fluctuations in exchange rates, and the factors discussed under the section entitled “Risk Factors.”

ACCENTURE ORGANIZATIONAL STRUCTURE

Accenture Ltd is a Bermuda holding company with no material assets other than Class I and Class II common shares in our subsidiary, Accenture SCA, a Luxembourg partnership limited by shares. Accenture Ltd’s only business is to hold these shares and to act as the sole general partner of Accenture SCA. As the general partner of Accenture SCA and as a result of Accenture Ltd’s majority voting interest in Accenture SCA, Accenture Ltd controls Accenture SCA’s management and operations and consolidates Accenture SCA’s results in its financial statements. We operate our business through subsidiaries of Accenture SCA. Accenture SCA reimburses Accenture Ltd for its expenses but does not pay Accenture Ltd any fees.

Prior to our transition to a corporate structure in fiscal 2001, we operated as a series of related partnerships and corporations under the control of our partners. In connection with our transition to a corporate structure, our partners generally exchanged all of their interests in these partnerships and corporations for Accenture Ltd Class A common shares or, in the case of partners in certain countries, Accenture SCA Class I common shares or exchangeable shares issued by Accenture Canada Holdings Inc., an indirect subsidiary of Accenture SCA. Generally, partners who received Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares also received a corresponding number of Accenture Ltd Class X common shares which entitle their holders to vote at Accenture Ltd shareholders’ meetings but do not carry any economic rights.

Immediately after the offering and the transactions related to the offering, our partners will own approximately 73% of the equity in our business, or approximately 72% if the underwriters exercise their overallotment options in full, and will own or control shares representing, in the aggregate, approximately 73% of the voting interest in Accenture Ltd, or approximately 72% if the underwriters exercise their overallotment options in full.

You should read “Certain Relationships and Related Transactions” and “Description of Share Capital” for additional information about our corporate structure.

Our organizational structure is as shown in the diagram below. The percentage interests give effect to the offering and the transactions related to the offering. The diagram does not display the subsidiaries of Accenture SCA and does not reflect exercise of the underwriters’ overallotment options.

(1)	Includes non-partner employees and former partners.
(2)	Generally consists of our partners in countries other than Australia, Canada, Denmark, France, Italy, New Zealand, Norway, Spain, Sweden and the United States.
(3)
Generally consists of our partners or former partners in Australia, Canada, Denmark, France, Italy, New Zealand, Norway, Spain, Sweden and the United States; certain of these Accenture partners did not receive Accenture Ltd Class X common shares and two Dutch foundations, Stichting Naritaweg I and Stichting Naritaweg II, hold these shares. Accenture partners in Canada and New Zealand do not hold Accenture Ltd Class A common shares or Accenture SCA Class I common shares, but instead hold Accenture Canada Holdings exchangeable shares. Each of these exchangeable shares is exchangeable at the option of the holder for an Accenture Ltd Class A common share on a one-for-one basis and entitles its holder to receive distributions equal to any distributions to which an Accenture Ltd Class A common share entitles its holder.

Each Class A common share and each Class X common share of Accenture Ltd entitles its holder to one vote on all matters submitted to a vote of shareholders of Accenture Ltd. The holder of a Class X common share is not, however, entitled to receive dividends or to receive payments upon a liquidation of Accenture Ltd.

Each Class I common share and each Class II common share of Accenture SCA entitles its holder to one vote on all matters submitted to a vote of shareholders of Accenture SCA. Each Accenture SCA Class II common share entitles Accenture Ltd to receive a dividend or liquidation payment equal to 10% of any dividend or liquidation payment to which an Accenture SCA Class I common share entitles its holder. Accenture Ltd holds all of the Class II common shares of Accenture SCA. In the opinion of our counsel, under Accenture SCA’s articles of association, shares in Accenture SCA held by Accenture Ltd are actions de commandité, or general partnership interests, and shares in Accenture SCA held by our partners are actions de commanditaires, or limited partnership interests. Accenture Ltd, as general partner of Accenture SCA, has unlimited liability for the liabilities of Accenture SCA.

Subject to contractual transfer restrictions, Accenture SCA is obligated, at the option of the holder, to redeem any outstanding Accenture SCA Class I common share at any time at a redemption price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the redemption. Accenture SCA may, at its option, pay this redemption price with cash or by delivering Accenture Ltd Class A common shares on a one-for-one basis. In addition, each of our partners in the United States, Australia and Norway has agreed that we may cause that partner to exchange that partner’s Accenture SCA Class I common shares for Accenture Ltd Class A common shares on a one-for-one basis if Accenture Ltd holds more than 40% of the issued share capital of Accenture SCA and we receive a satisfactory opinion from counsel or a professional tax advisor that such exchange should be without tax cost to that partner. This one-for-one redemption price and exchange ratio will be adjusted if Accenture Ltd holds more than a de minimis amount of assets (other than its interest in Accenture SCA and assets it holds only transiently prior to contributing them to Accenture SCA) or incurs more than a de minimis amount of liabilities (other than liabilities for which Accenture SCA has a corresponding liability to Accenture Ltd). Accenture Ltd does not intend to hold any material assets other than its interest in Accenture SCA or to incur any material liabilities such that this one-for-one redemption price and exchange ratio would require adjustment. In order to maintain Accenture Ltd’s economic interest in Accenture SCA, Accenture Ltd will acquire additional Accenture SCA common shares each time it issues additional Accenture Ltd Class A common shares.

Holders of Accenture Canada Holdings exchangeable shares may exchange their shares for Accenture Ltd Class A common shares at any time on a one-for-one basis. Accenture may, at its option, satisfy this exchange with cash at a price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the exchange. Each exchangeable share of Accenture Canada Holdings entitles its holder to receive distributions equal to any distributions to which an Accenture Ltd Class A common share entitles its holder.

Accenture Ltd may, at its option, redeem any Class X common share for a redemption price equal to the par value of the Class X common share, or $0.0000225 per share. Accenture Ltd may not, however, redeem any Class X common share of a holder if such redemption would reduce the number of Class X common shares held by that holder to a number that is less than the number of Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares held by that holder, as the case may be. Accenture Ltd will redeem Accenture Ltd Class X common shares upon redemption or exchange of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares so that the aggregate number of Class X common shares outstanding at any time does not exceed the aggregate number of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares outstanding.

To obtain the Accenture Ltd Class A common shares that they will sell in the offering, certain selling shareholders will redeem or exchange Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares for Accenture Ltd Class A common shares on a one-for-one basis immediately prior to the offering. Accenture Ltd will redeem a corresponding number of Accenture Ltd Class X common shares at that time.

USE OF PROCEEDS

The net proceeds to Accenture Ltd from the offering, based on a price of $         per share (the last reported sale price of the Class A common shares on the New York Stock Exchange on                 , 2002), after deducting estimated underwriting discounts and offering expenses payable by us, will be approximately $         million, or $         million if the underwriters fully exercise the overallotment options we have granted to them.

For local tax reasons in certain jurisdictions outside the United States, we intend to use the net proceeds from Accenture Ltd’s sale of 10,185,884 Class A common shares in the offering to acquire or redeem an aggregate of 10,185,884 Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares from some of our partners and former partners in these jurisdictions at a price equal to the initial price to public less the underwriting discount. We intend to use any proceeds from an exercise of the underwriters’ overallotment options to fund the share employee compensation trust.

The partners and former partners that are selling shareholders in the offering or from whom we intend to acquire or redeem shares as described above have each agreed to pay to us an amount equal to 3% of the gross proceeds from the disposition of their shares, less the amount of any underwriting discount. We will apply these amounts to cover the expenses of the offering, with the excess being applied to fund the share employee compensation trust.

Pending specific application of the net proceeds, we intend to invest them in short-term marketable securities.

DIVIDEND POLICY

We currently do not anticipate that Accenture Ltd or Accenture SCA will pay dividends.

We may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit the ability of Accenture Ltd and Accenture SCA to pay dividends.

Future dividends on the Class A common shares of Accenture Ltd, if any, will be at the discretion of its board of directors and will depend on, among other things, our results of operations, cash requirements and surplus, financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

PRICE RANGE OF THE CLASS A COMMON SHARES

Trading in the Accenture Ltd Class A common shares commenced on the New York Stock Exchange on July 19, 2001 under the symbol “ACN.” The table below sets forth, on a per share basis for the periods indicated, the high and low sale prices for the Class A common shares as reported by the New York Stock Exchange.

	Price Range
	High	Low
Calendar Year 2001
Third Quarter (commencing July 19, 2001)	$15.65	$11.61
Fourth Quarter	$28.00	$12.12

Calendar Year 2002
First Quarter (through March 15, 2002)	$30.50	$23.13

The closing sale price of Class A common shares as reported by the New York Stock Exchange on March 15, 2002 was $28.99. As of February 28, 2002, there were 838 holders of record of the Class A common shares.

There is no trading market for the Accenture Ltd Class X common shares. As of February 28, 2002, there were 1,742 holders of record of the Class X common shares.

CAPITALIZATION

The following table sets forth our consolidated capitalization as of November 30, 2001:

•	on a historical basis; and

•	as adjusted to reflect the offering and the transactions related to the offering.

This table should be read in conjunction with our historical financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of November 30, 2001
	Historical	As adjusted
	(in millions)
Cash and cash equivalents	$1,130	$

Short-term bank borrowings	$217	$
Current portion of long-term debt	1
Long-term debt	4
Minority interest	526
Shareholders’ equity:
Preferred shares, 2,000,000,000 shares authorized; 0 shares issued and outstanding, actual and as adjusted	—
Class A common shares, par value $0.0000225 per share, 20,000,000,000 shares authorized; 343,308,444 shares issued, actual; shares issued, as adjusted	—
Class X common shares, par value $0.0000225 per share, 1,000,000,000 shares authorized; 591,161,472 shares issued and outstanding, actual; shares issued and outstanding, as adjusted	—
Restricted share units (related to Class A common shares), 68,273,504 units issued and outstanding, actual; units issued and outstanding, as adjusted	989
Additional paid-in capital	833
Treasury shares, at cost, 1,622,400 shares, actual; shares, as adjusted	(21)
Retained deficit	(1,354)
Accumulated other comprehensive loss	(94)

Total shareholders’ equity	353

Total capitalization	$1,101	$

SELECTED FINANCIAL DATA

The following selected financial data have been presented on a historical cost basis for all periods presented. The data as of August 31, 2000 and 2001 and for the years ended August 31, 1999, 2000 and 2001 are derived from the audited historical financial statements and related notes which are included elsewhere in this prospectus. The data as of November 30, 2001 and for the three months ended November 30, 2000 and 2001 are derived from the historical unaudited financial statements and related notes which are included elsewhere in this prospectus. The data as of August 31, 1999 and for the year ended August 31, 1998 are derived from audited historical financial statements and related notes which are not included in this prospectus. The data as of August 31, 1997 and 1998 and for the year ended August 31, 1997 are derived from unaudited historical financial statements and related notes which are not included in this prospectus. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and related notes included elsewhere in this prospectus.

	Year ended August 31,					Three months ended November 30,
	1997	1998	1999	2000	2001	2000	2001
	(in millions)
Income Statement Data:
Revenues:
Revenues before reimbursements	$6,275	$8,215	$9,550	$9,752	$11,444	$2,831	$2,989
Reimbursements	1,172	1,425	1,529	1,788	1,904	407	420

Revenues	7,447	9,640	11,079	11,540	13,348	3,238	3,409
Operating expenses:*
Cost of services:*
Cost of services before Reimbursable expenses*	3,470	4,700	5,457	5,486	6,200	1,384	1,806
Reimbursable expenses	1,172	1,425	1,529	1,788	1,904	407	420

Cost of services*	4,642	6,125	6,986	7,274	8,104	1,791	2,226
Sales and marketing*	611	696	790	883	1,217	202	361
General and administrative costs*	819	1,036	1,271	1,297	1,516	376	408
Reorganization and rebranding costs	—	—	—	—	848	30	—
Restricted share unit-based compensation	—	—	—	—	967	—	—

Total operating expenses*	6,072	7,857	9,047	9,454	12,652	2,399	2,995

Operating income*	1,375	1,783	2,032	2,086	696	839	414
Gain (loss) on investments, net	—	—	92	573	107	219	(95)
Interest income	—	—	60	67	80	23	15
Interest expense	(19)	(17)	(27)	(24)	(44)	(5)	(9)
Other income (expense)	4	(6)	(5)	51	17	7	(8)
Equity in gains (losses) of affiliates	—	(1)	(6)	(46)	(61)	(20)	6

Income before taxes*	1,360	1,759	2,146	2,707	795	1,063	323
Provision for taxes (1)	118	74	123	243	503	53	123

Income before minority interest and accounting change*	1,242	1,685	2,023	2,464	292	1,010	200
Minority interest	—	—	—	—	577	—	(118)

Income before accounting change*	1,242	1,685	2,023	2,464	869	1,010	82
Cumulative effect of change in accounting	—	—	—	—	188	188	—

Partnership income before partner distributions* (2)	$1,242	$1,685	$2,023	$2,464		$1,198

Net income*					$1,057		$82

*	Excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.
(1)
Provision for taxes is not the same as income taxes of a corporation. For periods ended on or prior to May 31, 2001, we operated through partnerships in many countries. Therefore, we generally were not subject to income taxes in those countries. Taxes related to income earned by our partnerships were the responsibility of the individual partners. In other countries, we operated through corporations, and in these circumstances we were subject to income taxes.

(2)
Partnership income before partner distributions is not comparable to net income of a corporation similarly determined. Partnership income in respect of periods ended on or prior to May 31, 2001 is not executive compensation in the customary sense because partnership income is comprised of distributions of current earnings. Accordingly, compensation and benefits for services rendered by partners have not been reflected as an expense in our historical financial statements for periods prior to May 31, 2001.

	Year ended August 31,					Three months ended November 30,
	1997	1998	1999	2000	2001	2000	2001
Earnings Per Share Data:
Earnings per share:
—basic							$0.20

—diluted							$0.20

Weighted average shares:
—basic							410,488,771

—diluted							1,014,448,500

	As of August 31,					As of November 30,
	1997	1998	1999	2000	2001	2001
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$325	$736	$1,111	$1,271	$1,880	$1,130
Working capital	175	531	913	1,015	401	713
Total assets	2,550	3,704	4,615	5,451	6,061	5,423
Long-term debt	192	157	127	99	1	4
Total partners’ capital	761	1,507	2,208	2,368	—	—
Shareholders’ equity	—	—	—	—	282	353

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our historical financial statements and related notes included elsewhere in this prospectus.

All references to years, unless otherwise noted, refer to our fiscal year, which ends on August 31. For example, a reference to “2001” or “fiscal year 2001” means the 12-month period that ended on August 31, 2001. All references to quarters, unless otherwise noted, refer to the quarters of our fiscal year.

Overview

The results of our operations are affected by the level of economic activity and change in the industries we serve. Our business is also driven, in part, by the pace of technological change and the type and level of technology spending by our clients. The ability to identify and capitalize on these technological and market changes early in their cycles is a key driver of our performance. Our cost management strategy is to anticipate changes in demand for our services and to identify cost-management initiatives in order to manage costs as a percentage of revenues.

Prior to May 31, 2001, we operated as a series of related partnerships and corporations under the control of our partners. We now operate in a corporate structure. As a business, whether in partnership form or in a corporate structure, our profitability is driven by many of the same factors. Revenues are driven by our partners’ and senior executives’ ability to secure contracts for new engagements and to deliver solutions and services that add value to our clients. Our ability to add value to clients and therefore drive revenues depends in part on our ability to offer market-leading service offerings and to deploy skilled teams of professionals quickly and on a global basis. While current economic conditions have caused some clients to reduce or defer their expenditures for consulting services, we believe we have gained market share in this environment. Despite the slowdown in the economy, we are positioning ourselves to achieve revenue growth principally through our business transformation outsourcing solutions. However, we are unable to predict the level of impact that the current economic environment will have on our ability to secure contracts for new engagements.

Cost of services is primarily driven by the cost of client service personnel, which consists primarily of compensation and other personnel costs. Cost of services as a percentage of revenues is driven by the productivity of our client service workforce. Chargeability, or utilization, represents the percentage of our professionals’ time spent on billable work. We plan and manage our headcount to meet the anticipated demand for our services. For example, in 2001, we announced initiatives to reduce our staff in certain parts of the world, in certain skill groups and in some support positions. Selling and marketing expense is driven primarily by development of new service offerings, the level of concentration of clients in a particular industry or market, client targeting, image development and brand-recognition activities. General and administrative costs generally correlate with changes in headcount and activity levels in our business.

Presentation

As a result of a restructuring in 1989, we and our “member firms,” which are now our subsidiaries, became legally separate and distinct from the Arthur Andersen firms. Thereafter, until August 7, 2000, we had contractual relationships with an administrative entity, Andersen Worldwide, and indirectly with the separate Arthur Andersen firms under various member firm agreements whereby we and our member firms, on the one hand, and Arthur Andersen and its member firms, on the other hand, were two stand-alone business units linked through such agreements to Andersen Worldwide for administrative and other services. Following arbitration proceedings between us and Andersen Worldwide and Arthur Andersen that were completed in August 2000, the tribunal terminated our contractual relationships with the Andersen Worldwide administrative entity and all Arthur Andersen member firms. On January 1, 2001, we began to conduct business under the name Accenture.

Because we have historically operated as a series of related partnerships and corporations under the control of our partners, our partners generally participated in profits, rather than received salaries. Therefore, our historical financial statements in respect of periods ended on or prior to May 31, 2001 do not reflect any compensation or benefit costs for services rendered by them. Following our transition to a corporate structure, operating expenses include partner compensation, which consists of salary, variable compensation and benefits. Similarly, in periods when we operated primarily in the form of partnerships, our partners have paid income tax on their share of the partnerships’ income. Therefore, our historical financial statements in respect of periods ended on or prior to May 31, 2001 do not reflect the income tax liability that we would have paid as a corporation. Following our transition to a corporate structure, we are subject to corporate tax on our income. For purposes of comparing our results for 2000 with our results for 2001, we have included pro forma financial information below.

Segments

Our five reportable operating segments are our operating groups (formerly referred to as global market units), which are Communications & High Tech, Financial Services, Government, Products and Resources. Operating groups are managed on the basis of revenues before reimbursements because our management believes it is a better indicator of operating group performance than revenues. Generally, operating expenses for each operating group have similar characteristics and are subject to the same drivers, pressures and challenges. While most operating expenses apply to all segments, some sales and marketing expenses are typically lower as a percentage of revenues in industry groups whose client base is concentrated and higher in industry groups whose client base is more fragmented. The discussion and analysis related to each operational expense category applies to all segments, unless otherwise indicated.

In the first quarter of fiscal 2002 we made certain changes in the format of information presented to the chief executive officer. The most significant of these changes was the elimination of interest expense from the five operating groups’ operating income and the elimination of interest credit from Other’s operating income. Also, the consolidated affiliated companies’ revenue and operating income (loss) results are included in the five operating groups’ results rather than being reported in Other. Segment results for all periods presented have been revised to reflect these changes.

Revenues

Revenues include all amounts that are billable to clients. Revenues are recognized on a time-and-materials basis, or on a percentage-of-completion basis, depending on the contract, as services are provided by employees and subcontractors. In fiscal 2001, approximately 54% of our revenues were attributable to activities in the Americas, 39% of our revenues were attributable to our activities in Europe, the Middle East and Africa, and 7% of our revenues were attributable to our activities in the Asia/Pacific region.

Revenues before reimbursements include the margin earned on computer hardware and software resale contracts, as well as revenues from alliance agreements, neither of which is material to us. Reimbursements, including those relating to travel and out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenues, and an equivalent amount of reimbursable expenses is included in cost of services.

Client prepayments (even if nonrefundable) are deferred, i.e., classified as a liability, and recognized over future periods as services are delivered or performed.

Generally, our contracts are terminable by the client on short notice or without notice. Accordingly, we do not believe it is appropriate to characterize these contracts as backlog. Normally if a client terminates a project, the client remains obligated to pay for commitments we have made to third parties in connection with the project, services performed and reimbursable expenses incurred by us through the date of termination.

While we have many types of contracts including time-and-materials contracts, fixed-price contracts and contracts with features of both of these contract types, we have been moving away from contracts that are priced solely on a time-and-materials basis toward contracts that also include incentives related to costs incurred, benefits produced and our adherence to schedule. We estimate that a majority of our contracts have some fixed-price, incentive-based or other pricing terms that condition our fee on our ability to deliver defined goals. The trend to include greater incentives in our contracts related to costs incurred, benefits produced or adherence to schedule, may increase the variability in revenues and margins earned on such contracts. We conduct rigorous reviews prior to signing such contracts to evaluate whether these incentives are reasonably achievable.

We have experienced pricing pressures over the last year as a result of the difficult economic environment, which have eroded our revenues somewhat. However, we have also implemented cost- management programs such that operating margins have been maintained or improved over this period. Current and future cost-management initiatives may not be sufficient to maintain our margins if the current challenging economic environment continues for several quarters.

Operating Expenses

Operating expenses include variable and fixed direct and indirect costs that are incurred in the delivery of our solutions and services to clients. The primary categories of operating expenses include cost of services, sales and marketing, and general and administrative costs.

Cost of Services

Cost of services includes the direct costs to provide services to our clients. Such costs generally consist of compensation for client service personnel, the cost of subcontractors hired as part of client service teams, costs directly associated with the provision of client service, such as facilities for outsourcing contracts and the recruiting, training, personnel development and scheduling costs of our client service personnel. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in revenues, and an equivalent amount of reimbursable expenses is included in cost of services.

Sales and Marketing

Sales and marketing expense consists of expenses related to promotional activities, market development, including costs to develop new service offerings, and image development, including advertising and market research.

General and Administrative Costs

General and administrative costs primarily include costs for non-client service personnel, information systems and office space. Through various cost-management initiatives, we seek to manage general and administrative costs proportionately in line with or below anticipated changes in revenues.

Reorganization and Rebranding Costs

Reorganization and rebranding costs include one-time costs to rename our organization Accenture and other costs to transition to a corporate structure. Substantially all of these costs were incurred in fiscal year 2001 and no material costs are expected in fiscal year 2002.

Restricted Share Unit-based Compensation

Restricted share unit-based compensation reflects restricted share unit awards which were granted at the time of the initial public offering of the Accenture Ltd Class A common shares on July 19, 2001, and vested prior to August 31, 2001. These restricted share units were granted to some of our partners, former partners, employees and former employees pursuant to a formula adopted by the board of directors.

Gain (Loss) on Investments

Gain (loss) on investments primarily represents gains and losses on the sales of marketable securities and writedowns on investments in securities. These fluctuate over time, are not predictable and may not recur. Beginning on September 1, 2000, they also include changes in the fair market value of equity holdings considered to be derivatives in accordance with SFAS 133.

After exploring a number of alternatives, we have decided to sell substantially all of our minority ownership interests in our venture and investment portfolio that could cause volatility in our future earnings. To facilitate this sale, we expect to aggregate these positions into a single subsidiary, which we would then sell. Related to this decision, our loss on investments in the second quarter of fiscal 2002 includes a charge of $212 million, before and after tax, related to investment writedowns of our venture and investment portfolio and the loss we expect to incur on this sale transaction. After giving effect to the charge, we expect our venture and investment portfolio to have a net book value of approximately $95 million, $43 million of which is hedged. We expect to receive offers that allow us to retain a modest percentage ownership of the subsidiary in connection with an ongoing alliance with the buyer. We have engaged an investment bank and are currently engaged in discussions with potential purchasers. We hope to complete the transaction by the end of the calendar year.

We will continue to make investments and will accept equity and equity-linked securities using guidelines intended to eliminate volatility, but will discontinue venture capital investing.

Interest Income

Interest income represents interest earned on cash and cash equivalents. Interest income also includes interest earned on a limited number of client engagement receivables when we agree in advance to finance those receivables for our clients beyond the normal billing and collection period.

Interest Expense

Interest expense primarily reflects interest incurred on borrowings.

Other Income (Expense)

Other income (expense) consists of currency exchange gains (losses) and the recognition of income from vesting of options for services by our representatives on boards of directors of those companies in which we invest. In general, we earn revenues and incur related costs in the same currency. We hedge significant planned movements of funds between countries, which potentially give rise to currency exchange gains (losses).

Equity in Gains (Losses) of Affiliates

Equity in gains (losses) of affiliates represents our share of the operating results of non-consolidated companies over which we have significant influence.

Provision for Taxes

Prior to our transition to a corporate structure, we were generally not subject to income taxes in most countries because we operated in partnership form in those countries. Since taxes related to income earned by the partnerships were the responsibility of the individual partners, our partners reported and paid taxes on their share of the partnerships’ income on their individual tax returns. In other countries, however, we operated in the form of a corporation or were otherwise subject to entity-level taxes on income and withholding taxes. As a result, prior to our transition to a corporate structure, we paid some entity-level taxes, with the amount varying from year to year depending on the mix of earnings among the countries. Where applicable, we accounted for these taxes under the asset and liability method. Therefore, our historical financial statements in respect of periods ended on or prior to May 31, 2001 do not reflect the income tax liability that we would have paid as a corporation. Following our transition to a corporate structure, we are subject to corporate tax on our income.

Minority Interest

Minority interest eliminates the income earned or expense incurred attributable to the equity interest that some of our partners have in our subsidiary Accenture SCA and the equity interest that some of our partners have in our subsidiary Accenture Canada Holdings Inc. See “Accenture Organizational Structure.” The resulting net income of Accenture Ltd represents the income attributable to the shareholders of Accenture Ltd.

Partnership Income Before Partner Distributions

Our historical financial statements in respect of periods ended on or prior to May 31, 2001 reflect our organization as a series of related partnerships and corporations under the control of our partners. The income of our partners in historical periods is not executive compensation in the customary sense because in those periods partner compensation was comprised of distributions of current earnings, out of which our partners were responsible for their payroll taxes and benefits.

Net Income

Net income reflects the earnings of our organization under a corporate structure. We have provided pro forma financial results which include adjustments to exclude one-time items and other adjustments to include partner compensation and income taxes necessary to present our historical financial statements in respect of periods ended on or prior to May 31, 2001 in corporate structure as if the transition had occurred on September 1, 2000.

Critical Accounting Policies and Estimates

Revenue Recognition

We derive substantially all our revenues from contracts for management and technology service offerings and solutions that we develop, implement and manage for our clients. Depending on the terms of the contract, revenues are recognized on a time-and-materials basis or on a percentage-of-completion basis as services are provided by our employees, and to a lesser extent, subcontractors. Revenues from time-and-materials service contracts are recognized as the services are provided. Revenues from long-term system integration contracts are recognized based on the percentage of services provided during the period compared to the total estimated services to be provided over the duration of the contract. This method is followed where reasonably dependable estimates of the revenues and costs applicable to various elements of a contract can be made. Estimates of total contract revenues and costs are continuously monitored during the term of the contract, and recorded revenues and costs are subject to revision as the contract progresses. Such revisions, which may result in increases or decreases to revenues and income, are reflected in the financial statements in the period in which they are first identified.

Each contract has different terms based on the scope, deliverables and complexity of the engagement, the terms of which frequently require us to make judgments and estimates about recognizing revenue. While we have many types of contracts including time-and-materials contracts, fixed-price contracts and contracts with features of both of these contract types, we have been moving away from contracts that are priced solely on a time-and-materials basis toward contracts that also include incentives related to costs incurred, benefits produced and our adherence to schedule. We estimate that a majority of our contracts have some fixed-price, incentive-based or other pricing terms that condition our fee on our ability to deliver defined goals. For systems integration contracts, estimated revenues for applying the percentage-of-completion method include estimated incentives for which achievement of defined goals is deemed probable. Incentives relating to non-systems integration projects are not recorded until the contingency is achieved.

In recent years, our outsourcing business has increased significantly. Determining revenue and margins on outsourcing contracts requires judgment. Typically the terms of these contracts span several years. In a number of these arrangements we hire client employees and become responsible for client obligations. Revenues are recognized as services are performed or as transactions are processed in accordance with contractual standards, and costs on outsourcing contracts are generally charged to expense as incurred. This typically results in a relatively stable margin percentage over the life of the contract. Outsourcing contracts can also include incentive payments for benefits delivered to clients. Revenues relating to such incentive payments are not recorded until the contingency is achieved.

Taxes

Determining the consolidated provision for income tax expense, deferred tax assets and liabilities and related valuation allowance involves judgment. As a global company with offices in 47 countries, we are required to calculate and provide for income taxes in each of the tax jurisdictions where we operate. This involves estimating current tax exposures in each jurisdiction as well as making judgments regarding the recoverability of deferred tax assets. To determine the quarterly tax rate we are required to estimate full year income and the related income tax expense in each jurisdiction. Tax exposures can involve complex issues and may require an extended period to resolve. Changes in the geographic mix or estimated level of annual pre-tax income can affect the overall effective tax rate.

Valuation of Investments

Gains and losses on investments are not predictable and can cause fluctuations in net income. Management conducts periodic impairment reviews of each investment in the portfolio, including historical and projected financial performance, expected cash needs and recent funding events. Other-than-temporary impairments are recognized in the income statement if the market value of the investment is below its cost basis for an extended period or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Judgment is required to first determine the market value of each investment and then to assess whether impairments are temporary or other-than-temporary. Changes in the market value of equity derivatives are reflected in the income statement in the current period. Adverse changes in the financial condition of our investments could result in impairment charges. We have decided to sell substantially all of our minority ownership interests in our venture and investment portfolio that could cause volatility in our future earnings. See “—Gain (Loss) on Investments” for a discussion of our plans with respect to our investment portfolio.

Historical Results of Operations

The following table sets forth the unaudited percentage of revenues represented by items in our Combined and Consolidated Income Statements for the periods presented.

	Year ended August 31,			Three months ended November 30,
	1999	2000	2001	2000	2001
Revenues:
Revenues before reimbursements	86%	85%	86%	87%	88%
Reimbursements	14	15	14	13	12

Revenues	100	100	100	100	100
Operating expenses:*
Cost of services:*
Cost of services before reimbursable expenses*	49	48	47	42	53
Reimbursable expenses	14	15	14	13	12

Cost of services*	63	63	61	55	65
Sales and marketing*	7	8	9	6	11
General and administrative costs*	12	11	11	12	12
Reorganization and rebranding costs	—	—	7	1	—
Restricted share unit-based compensation	—	—	7	—	—

Total operating expenses*	82	82	95	74	88
Operating income*(1)	18	18	5	26	12
Gain (loss) on investments, net	1	5	1	7	(3)
Interest income	n/m	n/m	n/m	1	n/m
Interest expense	n/m	n/m	n/m	n/m	n/m
Other income (expense)	n/m	n/m	n/m	n/m	n/m
Equity in losses of affiliates	n/m	n/m	n/m	(1)	n/m

Income before taxes*	19	23	6	33	9
Provision for taxes	1	2	4	2	3

Income before minority interest and accounting change*	18	21	2	31	6
Minority interest	—	—	4	—	(4)

Income before accounting change*	18	21	6	31	2
Cumulative effect of accounting change	—	—	2	6	—

Partnership income before partner distributions*	18%	21%		37%

Net income*			8%		2%

n/m = not meaningful
*	Excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.
(1)
Operating income as a percentage of revenues before reimbursements was 21%, 21% and 6% for 1999, 2000 and 2001, respectively. Operating income as a percentage of revenues before reimbursements was 30% and 14% for the three months ended November 30, 2000 and 2001, respectively.

We provide services through five operating groups. The following table provides unaudited financial information for each of these operating groups.

	Year ended August 31,			Three months ended November 30,
	1999	2000	2001	2000	2001
	(in millions, except percentages)
Revenues:
Communications & High Tech	$2,499	$2,806	$3,238	$865	$743
Financial Services	2,736	2,542	2,894	759	717
Government	777	797	1,003	213	337
Products	1,699	1,932	2,357	532	650
Resources	1,812	1,661	1,933	461	541
Other	27	14	19	1	1

Total revenues before reimbursements	9,550	9,752	11,444	2,831	2,989
Reimbursements	1,529	1,788	1,904	407	420

Total	$11,079	$11,540	$13,348	$3,238	$3,409

Revenues as a percentage of total:
Communications & High Tech	23%	24%	24%	27%	22%
Financial Services	25	22	22	23	21
Government	7	7	8	7	10
Products	15	17	18	16	19
Resources	16	15	14	14	16
Other	n/m	n/m	n/m	n/m	n/m

Total revenues before reimbursements	86	85	86	87	88
Reimbursements	14	15	14	13	12

Total	100%	100%	100%	100%	100%

Operating Income:
Communications & High Tech	$557	$671	$449	$261	$55
Financial Services	824	666	537	271	91
Government	103	80	75	30	63
Products	263	416	363	148	120
Resources	285	264	235	122	82
Other	0	(11)	(963)	7	3

Total	$2,032	$2,086	$696	$839	$414

Operating Income as a percentage of total:
Communications & High Tech	27%	32%	64%	31%	13%
Financial Services	41	32	77	32	22
Government	5	4	11	4	15
Products	13	20	52	18	29
Resources	14	13	34	14	20
Other	n/m	(1)	(138)	1	1

Total	100%	100%	100%	100%	100%

Operating Income as a percentage of total revenues before reimbursements by operating group:
Communications & High Tech	22%	24%	14%	30%	7%
Financial Services	30	26	19	36	13
Government	13	10	7	14	19
Products	15	22	15	28	18
Resources	16	16	12	26	15
Other	n/m	n/m	n/m	n/m	n/m

Operating Income as a percentage of revenues before reimbursements	21%	21%	6%	30%	14%

Operating Income as a percentage of revenues	18%	18%	5%	26%	12%

n/m = not meaningful

Pro Forma Financial Information

The following pro forma consolidated income statements for the year ended August 31, 2001 and for the three months ended November 30, 2000 are based on our historical financial statements included elsewhere in this prospectus.

The pro forma consolidated income statements give effect to the following as if they occurred on September 1, 2000:

•	the transactions related to our transition to a corporate structure described under “Certain Relationships and Related Transactions—Reorganization and Related Transactions”;

•	compensation payments to employees who were partners prior to our transition to a corporate structure;

•	provision for corporate income taxes; and

•	our initial public offering in July 2001.

The pro forma as adjusted consolidated income statements give effect to the pro forma adjustments described above and also to the exclusion of one-time rebranding costs of $304 million incurred in connection with our name change to Accenture. Management believes that this pro forma as adjusted information provides useful supplemental information in understanding its results of operations.

The pro forma and pro forma as adjusted consolidated income statements for the year ended August 31, 2001 and for the three months ended November 30, 2000 exclude one-time events directly attributable to our initial public offering, because of their nonrecurring nature. These one-time events include:

•	net compensation cost of approximately $967 million resulting from the grant of restricted share units in connection with our initial public offering; and

•	approximately $544 million for costs associated with our transition to a corporate structure.

The pro forma and pro forma as adjusted consolidated income statement for the year ended August 31, 2001 excludes the effect of a cumulative change in accounting principle to implement Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

The pro forma adjustments are based upon available information and assumptions that management believes are reasonable.

This information and the accompanying notes should be read in conjunction with our historical financial statements and the related notes included elsewhere in this prospectus. The information presented is not necessarily indicative of the results of operations or financial position that might have occurred had the events described above actually taken place as of the dates specified or that may be expected to occur in the future.

Pro Forma Consolidated Income Statement For the Year Ended August 31, 2001
(Unaudited)

	As reported	Adjustments		Pro forma	As adjusted adjustments		Pro forma as adjusted	% of revenues
	(in millions, except percentages and share and per share data)
Revenues:
Revenues before reimbursements	$11,444	$—		$11,444	$—		$11,444	86%
Reimbursements	1,904	—		1,904	—		1,904	14

Revenues	13,348	—		13,348	—		13,348	100%
Operating expenses:
Cost of services:*
Cost of services before reimbursable expenses*	6,200	725	(a)	6,925	—		6,925	52
Reimbursable expenses	1,904	—		1,904	—		1,904	14

Cost of services*	8,104	725		8,829	—		8,829	66
Sales and marketing*	1,217	290	(a)	1,507	—		1,507	11
General and administrative costs*	1,516	44	(a)	1,560	—		1,560	12
Reorganization and rebranding costs	848	(544	)(b)	304	(304	)(h)	—	n/m
Restricted share unit-based compensation	967	(967	)(c)	—	—		—	n/m

Total operating expenses*	12,652	(452)		12,200	(304)		11,896	89

Operating income*	696	452		1,148	304		1,452	11
Gain on investments, net	107	—		107	—		107	1
Interest income	80	—		80	—		80	n/m
Interest expense	(44)	(15	)(d)	(59)	—		(59)	n/m
Other income (expense)	17	—		17	—		17	n/m
Equity in losses of affiliates	(61)	—		(61)	—		(61)	n/m

Income before taxes*	795	437		1,232	304		1,536	12
Provision for taxes (1)	503	(10	)(e)	493	121	(e)	614	5

Income before minority interest and accounting change*	292	447		739	183		922	7
Minority interest	577	(1,013	)(f)	(436)	(109	)(f)	(545)	(4)

Income before accounting change*	$869	$(566)		$303	$74		$377	3%

Earnings per share:
—basic				$0.73			$0.91

—diluted				$0.73			$0.91

Outstanding shares at August 31, 2001:
—basic				412,705,954 (g)			412,705,954 (g)

—diluted				1,008,163,290 (g)			1,008,163,290 (g)

n/m	= not meaningful
*	Historical information excludes payments for partner distributions with respect to periods ended on or prior to May 31, 2001.
(1)
Provision for taxes is not the same as income taxes of a corporation. For periods ended on or prior to May 31, 2001, we operated through partnerships in many countries. Therefore, we generally were not subject to income taxes in those countries. Taxes related to income earned by our partnerships were the responsibility of the individual partners. In other countries, we operated through corporations, and in these circumstances we were subject to income taxes.

Pro Forma Consolidated Income Statement for the Three Months Ended November 30, 2000
(Unaudited)

	As reported	Adjustments		Pro forma	As adjusted adjustments		Pro forma as adjusted	% of revenues
	(in millions, except percentages and share and per share data)
Revenues:
Revenues before reimbursements	$2,831	$—		$2,831	$—		$2,831	87%
Reimbursements	407	—		407	—		407	13

Revenues	3,238	—		3,238	—		3,238	100
Operating expenses:
Cost of services:*
Cost of services before reimbursable expenses*	1,384	327	(a)	1,711	—		1,711	53
Reimbursable expenses	407	—		407	—		407	13

Cost of services*	1,791	327		2,118	—		2,118	66
Sales and marketing*	202	125	(a)	327	—		327	10
General and administrative costs*	376	29	(a)	405	—		405	12
Reorganization and rebranding costs	30	—		30	(30	)(h)	—	—

Total operating expenses*	2,399	481		2,880	(30)		2,850	88

Operating income*	839	(481)		358	30		388	12
Gain on investments, net	219	—		219	—		219	7
Interest income	23	—		23	—		23	1
Interest expense	(5)	(5	)(d)	(10)	—		(10)	n/m
Other income (expense)	7	—		7	—		7	n/m
Equity in losses of affiliates	(20)	—		(20)	—		(20)	(1)

Income before taxes*	1,063	(486)		577	30		607	19
Provision for taxes (1)	53	180	(e)	233	12	(e)	245	8

Income before minority interest and accounting change*	1,010	(666)		344	18		362	11
Minority interest	—	(203	)(f)	(203)	(11	)(f)	(214)	(6)

Income before accounting change*	$1,010	$(869)		$141	$7		$148	5%

Earnings per share:
—basic				$0.34			$0.36

—diluted				$0.34			$0.36

Outstanding shares at August 31, 2001:
—basic				412,705,954 (g)			412,705,954 (g)

—diluted				1,008,163,290 (g)			1,008,163,290 (g)

n/m	= not meaningful
*	Historical information excludes payments for partner distributions with respect to periods ended on or prior to May 31, 2001.
(1)
Provision for taxes is not the same as income taxes of a corporation. For periods ended on or prior to May 31, 2001, we operated through partnerships in many countries. Therefore, we generally were not subject to income taxes in those countries. Taxes related to income earned by our partnerships were the responsibility of the individual partners. In other countries, we operated through corporations, and in these circumstances we were subject to income taxes.

Notes to Pro Forma Financial Information
(Unaudited)
(in millions, except share and per share data)

(a)
Adjustments totaling $1,059 and $481 for the year ended August 31, 2001 and for the three months ended November 30, 2000, respectively, reflect the effects of partner compensation and benefit costs as if our transition to a corporate structure had occurred on September 1, 2000. Prior to having a corporate structure, payments to our partners were generally accounted for as distributions of partners’ income, rather than compensation expense. For the year ended August 31, 2001 and for the three months ended November 30, 2000, respectively, compensation and benefit costs of partners have been allocated 69% and 68% to cost of services, 27% and 26% to sales and marketing, and 4% and 6% to general and administrative costs based on an estimate of the time spent on each activity at the appropriate cost rates.

The compensation plan adopted upon our transition to a corporation includes a fixed salary, benefits and performance-based bonuses. All elements of the new compensation plan, including bonuses, have been reflected in the pro forma adjustments because our partners would have earned the bonuses based on our results of operations for the historical periods. Benefit costs are medical, dental and payroll taxes, all of which are based on estimated costs that would have been incurred had these benefits been in place during the historical periods.

(b)
One-time reorganization costs were incurred during the year ended August 31, 2001. Reorganization costs for the year ended August 31, 2001 include $89 of restructuring costs relating to our transition to a corporate structure and $455 of indirect taxes, such as capital and stamp duty imposed on transfers of assets to the new corporate holding company structure.

(c)
In connection with our initial public offering, 68,481,815 fully-vested restricted share units at $14.50 per share were granted in July 2001 to certain partners, former partners and employees. The $967 expense represents the fair value of fully vested restricted share units less $26 relating to canceled liabilities for a deferred bonus plan for employees. Each restricted share unit represents an unfunded, unsecured right, which is nontransferable except in the event of death, of a participant to receive a Class A common share on the date specified in the participant’s award agreement.

(d)
Reflects adjustments of $15 and $5 for the year ended August 31, 2001 and for the three months ended November 30, 2000, respectively, representing estimated interest expense on early-retirement benefits payable to partners.

(e)
Reflects adjustments for an estimated income tax provision as if we had operated in a corporate structure at a pro forma tax rate of 40%. The adjustment for the year ended August 31, 2001 is net of $222 relating to the revaluation of deferred tax liabilities upon change in tax status, including income taxes relating to mandatory changes in tax accounting methods, from a partnership to a corporate structure. As a series of related partnerships and corporations under the control of our partners, we generally were not subject to income taxes. However, some of the corporations were subject to income taxes in their local jurisdictions.

(f)
Minority interests for the year ended August 31, 2001 and for the three months ended November 30, 2000 are based on the assumption that minority interests as of August 31, 2001 existed throughout the fiscal year and do not give effect to the offering. As of August 31, 2001 partners owned a 59% minority interest in Accenture SCA and Accenture Canada Holdings. Since Accenture Ltd is the sole general partner of Accenture SCA and owns the majority of the voting shares, Accenture Ltd consolidates Accenture SCA and its subsidiaries. Although the other shareholders of Accenture SCA hold more than 50% of the economic interest in Accenture SCA, they do not have voting control and therefore are considered to be a minority interest.

(g)
Earnings per share calculations for the year ended August 31, 2001 and for the three months ended November 30, 2000 are based on the assumption that shares and share equivalents outstanding as of August 31, 2001 were outstanding throughout the year and do not give effect to the offering. For the purposes of the pro forma earnings per share calculation, diluted outstanding shares include Accenture Class A common shares issuable or exchangeable upon redemption or exchange of shares held by SCA Class I common shareholders and Accenture Canada Holdings shareholders. The weighted average shares outstanding, basic and diluted, were calculated based on:

Share issuances	Basic	Diluted
Accenture Ltd Class A common shares	343,307,238	343,307,238
Accenture SCA Class I common shares	—	587,296,594
Accenture Canada Holdings exchangeable shares	—	8,160,742
Restricted share units	69,398,716	69,398,716

Weighted average shares outstanding	412,705,954	1,008,163,290

(h)
One-time rebranding costs were incurred during the year ended August 31, 2001 and during the three months ended November 30, 2000. Rebranding costs for the year ended August 31, 2001 and for the three months ended November 30, 2000 include $157 and $0, respectively, for the amortization of intangible assets relating to the final resolution of arbitration with Andersen Worldwide and Arthur Andersen as well as $147 and $30, respectively, from changing our name to Accenture. These amounts are considered pro forma as adjusted adjustments due to their nonrecurring nature.

Three Months Ended November 30, 2001 Compared to Three Months Ended November 30, 2000

Our results of operations in respect of periods ended on or prior to May 31, 2001 reflect the fact that we operated as a series of related partnerships and corporations prior to that date, and our results of operations in respect of periods ending after May 31, 2001 reflect that we commenced operations in corporate structure on that date. Accordingly, in order to provide a more meaningful comparison of our results for the three months ended November 30, 2001 as compared to the three months ended November 30, 2000, we comment below on our results for those periods both on a historical basis and a pro forma as adjusted basis.

Revenues

Revenues for the three months ended November 30, 2001 were $3,409 million, an increase of $171 million, or 5%, over the three months ended November 30, 2000. Revenues before reimbursements for the three months ended November 30, 2001 were $2,989 million, an increase of $158 million, or 6%, over the three months ended November 30, 2000 in both U.S. dollars and local currency.

Our Communications & High Tech operating group achieved revenues before reimbursements of $743 million in the three months ended November 30, 2001, a decrease of 14% from the three months ended November 30, 2000, primarily due to weakening in our Communications, Electronics & High Tech and Media & Entertainment industry groups in North America. Our Financial Services operating group achieved revenues before reimbursements of $717 million in the three months ended November 30, 2001, a decrease of 6% from the three months ended November 30, 2000, primarily due to the impact of the economic downturn in the banking and insurance industries. The weakening in our Banking industry group in North America and Europe was partially offset by growth in our Health Services industry group in North America. Our Government operating group achieved revenues before reimbursements of $337 million in the three months ended November 30, 2001, an increase of 58% over the three months ended November 30, 2000, primarily driven by strong growth in North America and Europe. Our Products operating group achieved revenues before reimbursements of $650 million in the three months ended November 30, 2001, an increase of 22% over the three months ended November 30, 2000, as a result of strong growth in our Retail industry group in Europe. Our Resources operating group achieved revenues before reimbursements of $541 million in the three months ended November 30, 2001, an increase of 17% over the three months ended November 30, 2000, as a result of strong growth in the Utilities, Chemicals, Forest Products and Metals & Mining industry groups in North America and Europe.

Operating Expenses

Operating expenses in the three months ended November 30, 2001 were $2,995 million, an increase of $596 million, or 25%, over the three months ended November 30, 2000 and an increase as a percentage of revenues from 74% in the three months ended November 30, 2000 to 88% in the three months ended November 30, 2001.

Operating expenses for the three months ended November 30, 2001 increased $145 million, or 5%, over the pro forma as adjusted operating expenses for the three months ended November 30, 2000, and remained constant as a percentage of revenues at 88%. Pro forma as adjusted operating expenses in the three months ended November 30, 2000 included partner variable compensation costs in respect of the large realized investment gains in the quarter. Operating expenses in the three months ended November 30, 2001 included costs related to the September 11 tragedy and the costs of completing severance programs initiated in prior quarters. The partner variable compensations costs in the first quarter of fiscal 2001 were comparable in size to the costs related to the September 11 tragedy and the costs of completing severance programs in the first quarter of fiscal 2002.

We continue to implement long-term and short-term cost management initiatives aimed at keeping overall growth in operating expenses less than the growth in revenues. Our long-term initiatives focus on global reductions in infrastructure costs. In addition, the costs of delivering training have been reduced by moving toward Web-enabled and other lower-cost distribution methods. Our short-term initiatives focus on reducing variable costs, such as headcount in select administrative areas, and limiting travel and meeting costs.

Cost of Services

Cost of services was $2,226 million in the three months ended November 30, 2001, an increase of $435 million, or 24%, over the three months ended November 30, 2000 and an increase as a percentage of revenues from 55% in the three months ended November 30, 2000 to 65% in the three months ended November 30, 2001. Cost of services before reimbursable expenses was $1,806 million in the three months ended November 30, 2001, an increase of $422 million, or 31%, over the three months ended November 30, 2000 and an increase as a percentage of revenues before reimbursements from 49% in the three months ended November 30, 2000 to 60% in the three months ended November 30, 2001. These increases resulted from higher employee compensation costs. Following our transition to a corporate structure, cost of services includes partner compensation, which consists of salary, variable compensation and benefits, whereas historical financial statements in respect of periods ended on or prior to May 31, 2001 do not reflect any compensation or benefit costs for services rendered by the partners.

Cost of services before reimbursements for the three months ended November 30, 2001 increased $95 million, or 6%, over the pro forma as adjusted cost of services for the three months ended November 30, 2000 and remained constant as a percentage of revenues at 53%.

Sales and Marketing

Sales and marketing expense was $361 million in the three months ended November 30, 2001, an increase of $159 million, or 78%, over the three months ended November 30, 2000 and an increase as a percentage of revenues from 6% in the three months ended November 30, 2000 to 11% in the three months ended November 30, 2001. This increase as a percentage of revenues resulted from higher employee compensation costs. Following our transition to a corporate structure, sales and marketing expense include partner compensation, which consists of salary, variable compensation and benefits. Our historical financial statements in respect of periods ended on or prior to May 31, 2001 do not reflect any compensation or benefit costs for services rendered by the partners.

Sales and marketing expense for the three months ended November 30, 2001 increased $34 million, or 10%, over the pro forma as adjusted sales and marketing expense for the three months ended November 30, 2000, and increased as a percentage of revenues from 10% in the three months ended November 30, 2000 to 11% in the three months ended November 30, 2001. The slowdown in the global economy in the second half of fiscal year 2001 led us to increase our selling and marketing efforts in order to promote our business.

General and Administrative Costs

General and administrative costs were $408 million in the three months ended November 30, 2001, an increase of $32 million, or 8%, over the three months ended November 30, 2000 and remained constant as a percentage of revenues at 12%.

General and administrative costs for the three months ended November 30, 2001 increased $3 million, or 1%, over the pro forma as adjusted general and administrative costs for the three months ended November 30, 2000, and remained constant as a percentage of revenues at 12%.

Reorganization and Rebranding Costs

Reorganization and rebranding costs were $30 million, or 1% of revenues for the three months ended November 30, 2000. Rebranding costs resulted from changing our name to Accenture. These costs are excluded from our pro forma as adjusted financial results as they are considered to be one-time items. We incurred no reorganization and rebranding costs for the three months ended November 30, 2001 and no material costs are expected in fiscal year 2002.

Operating Income

Operating income was $414 million in the three months ended November 30, 2001, a decrease of $425 million, or 51%, from the three months ended November 30, 2000 and a decrease as a percentage of revenues from 26% in the three months ended November 30, 2000 to 12% in the three months ended November 30, 2001. Operating income decreased as a percentage of revenues before reimbursements from 30% in the three months ended November 30, 2000 to 14% in the three months ended November 30, 2001.

Operating income for the three months ended November 30, 2001, increased $26 million, or 7%, over the pro forma as adjusted operating income for the three months ended November 30, 2000 and remained constant as a percentage of revenues at 12%. Operating income remained constant as a percentage of revenues before reimbursements at 14% in the pro forma as adjusted results of operations for the three months ended November 30, 2000 and in the three months ended November 30, 2001.

Gain (Loss) on Investments

Loss on investments totaled $95 million in the three months ended November 30, 2001, compared to a gain of $219 million in the three months ended November 30, 2000. The net loss on investments in the three months ended November 30, 2001 is comprised of a $3 million gain from the sale of securities, net of other-than-temporary impairment investment writedowns of $90 million, and unrealized investment losses of $8 million recognized according to SFAS 133. Other-than-temporary impairment writedowns consisted of $11 million in publicly traded equity securities and $79 million in privately held equity securities. The writedowns relate to investments in companies where the market value has been less than our cost for an extended time period, or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations.

Equity in Gains (Losses) of Affiliates

Equity in gains (losses) of affiliates was a $6 million gain in the three months ended November 30, 2001, compared to a $20 million loss in the three months ended November 30, 2000. Amortization of negative goodwill was $13 million in the three months ended November 30, 2001 compared to $4 million in the three months ended November 30, 2000.

Provision for Taxes

The effective tax rate for the three months ended November 30, 2001 was 38%. On a pro forma as adjusted basis, the effective tax rate for the three months ended November 30, 2000 was 40%. The actual effective tax rate for the three months ended November 30, 2000 is not comparable to the effective tax rate for the three months ended November 30, 2001 because, prior to May 31, 2001, we operated as a series of related partnerships and corporations and, therefore, generally did not pay income taxes as a corporation.

Minority Interest

Minority interest was $118 million in the three months ended November 30, 2001. Minority interest for the three months ended November 30, 2001 decreased $96 million, or 45%, over the pro forma as adjusted minority interest for the three months ended November 30, 2000, and remained constant as a percentage of income at 59%.

Cumulative Effect of Accounting Change

The adoption of SFAS 133 resulted in cumulative income of $188 million on September 1, 2000, which represents the cumulative unrealized gains resulting from changes in the fair market value of equity holdings considered to be derivatives.

Year Ended August 31, 2001 Compared to Year Ended August 31, 2000

Our results of operations in respect of periods ended on or prior to May 31, 2001 reflect the fact that we operated as a series of related partnerships and corporations prior to that date, and our results of operations in respect of periods ending after May 31, 2001 reflect that we commenced operations in corporate structure on that date. Accordingly, in order to provide a more meaningful comparison of our results for fiscal year 2001 as compared to fiscal year 2000, we comment below on our results for those periods both on a historical basis and a pro forma as adjusted basis.

Revenues

Revenues for 2001 were $13,348 million, an increase of $1,808 million, or 16%, over 2000. Revenues before reimbursements for 2001 were $11,444 million, an increase of $1,692 million, or 17%, over 2000 in U.S. dollars. In local currency terms, revenues before reimbursements grew by 23% in 2001 over 2000.

In 2001, our revenues grew significantly, continuing a trend that began in the second half of 2000 as our clients began to focus on new transformation and implementation initiatives after Year 2000 disruptions proved to be minimal. In addition, demand for our services grew as clients began to explore Web-enablement and electronic commerce strategies and solutions both in the business-to-business and business-to-consumer areas. We believe that this strong revenue growth was the result of our rapid response to changes in the marketplace and our creation and refinement of relevant service offerings. In addition, by focusing on the retraining of our client service personnel during the Year 2000-related slowdown, we positioned ourselves to take advantage of the growth opportunities in these new markets. We achieved this strong revenue growth in 2001 despite the difficult economic conditions that many of our clients’ industries experienced. We experienced continued growth in revenues in the fourth quarter of 2001, though at a slower rate of growth than in the third quarter of 2001.

Our Communications & High Tech operating group achieved revenues before reimbursements of $3,238 million in 2001, an increase of 15% over 2000, primarily due to strong growth in our Communications and Electronics & High Tech industry groups in North America. Operations in Europe and Latin America also experienced significant growth. Our Financial Services operating group achieved revenues before reimbursements of $2,894 million in 2001, an increase of 14% over 2000, primarily due to strong growth in our Banking industry group in Europe and North America and our Health industry group in North America. Our Government operating group achieved revenues before reimbursements of $1,003 million in 2001, an increase of 26% over 2000, primarily driven by strong growth in North America and the United Kingdom. Our Products operating group achieved revenues before reimbursements of $2,357 million in 2001, an increase of 22% over 2000, as a result of strong growth in our Retail and Consumer Goods & Services industry groups in Europe. Our Resources operating group achieved revenues before reimbursements of $1,933 million in 2001, an increase of 16% over 2000, as a result of strong growth in the Chemicals, Forest Products, Metals & Mining and Utilities industry groups in North America.

Operating Expenses

Operating expenses in 2001 were $12,652 million, an increase of $3,198 million, or 34%, over 2000 and an increase as a percentage of revenues from 82% in 2000 to 95% in 2001.

Pro forma as adjusted operating expenses were $11,896 million for 2001, an increase of $1,356 million, or 13%, over pro forma operating expenses of $10,540 million for 2000 (which reflects $1,086 million of partner compensation and benefit costs as if our transition to a corporate structure had occurred on September 1, 1999; prior to having a corporate structure, payments to our partners were generally accounted for as distributions of partners’ income, rather than compensation expense) and a decrease as a percentage of revenues from 91% in 2000 to 89% in 2001.

We continue to implement long-term and short-term cost management initiatives aimed at keeping overall growth in operating expenses less than the growth in revenues. The long-term initiatives focus on global reductions in infrastructure costs. In addition, the costs of delivering training have been reduced by moving toward Web-enabled and other lower cost distribution methods. The short-term initiatives focus on reducing variable costs, such as headcount in select administrative areas, and limiting travel and meeting costs.

Cost of Services

Cost of services was $8,104 million in 2001, an increase of $830 million, or 11%, over 2000 and a decrease as a percentage of revenues from 63% in 2000 to 61% in 2001. Cost of services before reimbursable expenses was $6,200 million in 2001, an increase of $714 million, or 13%, over 2000 and a decrease as a percentage of revenues before reimbursements from 56% in 2000 to 54% in 2001. This decrease as a percentage of revenues and revenues before reimbursements resulted from increased demand for our services and lower employee compensation costs resulting from the promotion of 1,286 employees to partner effective September 1, 2000. The increase in partner admissions was designed to incentivize our professionals at an earlier stage in their careers with us.

Pro forma as adjusted cost of services before reimbursable expenses was $6,925 million in 2001, an increase of $798 million, or 13%, over pro forma cost of services before reimbursable expenses of $6,127 million for 2000 (which reflects $641 million of partner compensation and benefit costs as if our transition to a corporate structure had occurred on September 1, 1999) and a decrease as a percentage of revenues from 53% in 2000 to 52% in 2001. This decrease as a percentage of revenues can be attributed primarily to a favorable mix in the composition of our workforce, reduced costs related to recruiting and training and redirected efforts to sales and marketing in the second half of 2001. Lower attrition enabled us to retain a more experienced workforce, which commands a higher margin. While overall employee chargeability declined in 2001 versus 2000, chargeable hours for our experienced employees as a percentage of total chargeable hours increased. Lower attrition enabled us to reduce our expenditures in recruiting, and the move to Web-enabled and other lower cost distribution methods reduced our costs of delivering training.

Sales and Marketing

Sales and marketing expense was $1,217 million in 2001, an increase of $334 million, or 38%, over 2000 and an increase as a percentage of revenues from 8% in 2000 to 9% in 2001.

Pro forma as adjusted sales and marketing expense was $1,507 million in 2001, an increase of $320 million, or 27%, over pro forma sales and marketing expense of $1,187 million in 2000 (which reflects $304 million of partner compensation and benefit costs as if our transition to a corporate structure had occurred on September 1, 1999) and an increase as a percentage of revenues from 10% in 2000 to 11% in 2001.

The increase as a percentage of revenues in 2001 is due to higher than normal business development and market development activities during the second half of the year, as the slowdown in the global economy in the second half of the year led us to increase our selling and marketing efforts in order to generate revenue opportunities.

General and Administrative Costs

General and administrative costs were $1,516 million in 2001, an increase of $219 million, or 17%, over 2000 and remained constant as a percentage of revenues at 11% in years 2000 and 2001.

Pro forma as adjusted general and administrative expenses were $1,560 million in 2001, an increase of $122 million, or 8%, over pro forma general and administrative expenses of $1,438 million in 2000 (which reflects $141 million of partner compensation and benefit costs as if our transition to a corporate structure had occurred on September 1, 1999) and a decrease as a percentage of revenues from 13% in 2000 to 12% in 2001.

Our short-term cost management initiatives in this period of significant growth in revenues enabled us to reduce general and administrative expenses as a percentage of revenues.

Reorganization and Rebranding Costs

Reorganization and rebranding costs were $848 million, or 7% of revenues for 2001. Reorganization costs included $89 million of restructuring costs relating to our transition to a corporate structure and $455 million of indirect taxes and other costs imposed on transfers of assets to the new corporate holding company structure. Rebranding costs included $157 million for the amortization of intangible assets related to the final resolution of the arbitration with Andersen Worldwide and Arthur Andersen and $147 million resulting from changing our name to Accenture. These costs are excluded from our pro forma as adjusted financial results as they are considered to be one-time items.

Restricted Share Unit-based Compensation

Our grants of restricted share units to partners, former partners and employees resulted in compensation cost of $967 million in the quarter ended August 31, 2001. These costs are excluded from our pro forma as adjusted financial results as they are considered to be one-time items.

Operating Income

Operating income was $696 million in 2001, a decrease of $1,390 million, or 67%, from 2000 and a decrease as a percentage of revenues from 18% in 2000 to 5% in 2001. Operating income decreased as a percentage of revenues before reimbursements from 21% in 2000 to 6% in 2001.

Pro forma as adjusted operating income was $1,452 million in 2001, an increase of $452 million, or 45%, over pro forma operating income of $1,000 million in 2000 (which reflects the effects of $1,086 million of partner compensation and benefit costs as if our transition to a corporate structure had occurred on September 1, 1999) and an increase as a percentage of revenues from 9% in 2000 to 11% in 2001. Pro forma as adjusted operating income increased as a percentage of revenues before reimbursements from 10% in 2000 to 13% in 2001.

Gain on Investments

Gain on investments totaled $107 million in 2001, compared to a gain of $573 million in 2000. The gain in 2001 was comprised of $382 million from the sale of a marketable security purchased in 1995 and $11 million from the sale of other securities, net of other-than-temporary impairment investment writedowns of $94 million and unrealized investment losses recognized according to SFAS 133 of $192 million. Other-than-temporary impairment writedowns consisted of $19 million in publicly traded equity securities and $75 million in privately traded equity securities. The writedowns relate to investments in companies where the market value has been less than our cost for an extended time period, or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations.

Interest Income

Interest income was $80 million in 2001, an increase of $13 million, or 19%, over 2000. The increase resulted primarily from the investment of the proceeds of the sale of a portion of a marketable security purchased in 1995 and the investment of cash proceeds received from our initial public offering.

Interest Expense

Interest expense was $44 million in 2001, an increase of $20 million, or 83%, over 2000. Interest expense on a pro forma as adjusted basis was $59 million for 2001, an increase of $24 million, or 69% over interest expense on a pro forma basis of $35 million in 2000 (which reflects an adjustment of $11 million representing estimated interest expense on early-retirement benefits payable to partners). The increase resulted primarily from the increase in short-term bank borrowings during the third and fourth quarters of 2001.

Other Income (Expense)

Other income was $17 million in 2001, a decrease of $34 million from 2000, primarily resulting from foreign exchange translations.

Equity in Losses of Affiliates

Equity in losses of affiliates was a $61 million loss in 2001, compared to a $46 million loss in 2000. In 2001, amortization of negative goodwill of $32 million was reflected as a component of equity in losses of affiliates, compared to $1 million in 2000.

Provision for Taxes

Taxes were $503 million in 2001, an increase of $260 million over 2000. Pro forma as adjusted taxes were $614 million in 2001, a decrease of $30 million, or 5%, over pro forma taxes of $644 million in 2000 (which reflects an adjustment of $401 million for an estimated income tax provision as if we had operated in a corporate structure at a pro forma tax rate of 40%). This decrease was due to lower pro forma income before taxes for 2001 as compared to 2000. Net deferred tax assets totaling $300 million at August 31, 2001 have been recognized following our transition to a corporate structure. These net deferred tax assets include a valuation allowance of $76 million, relating to our ability to recognize the tax benefits associated with capital losses on certain U.S. investments and with specific tax net operating loss carryforwards and tax credit carryforwards of certain non-U.S. operations. Management has concluded that the realizability of the remaining net deferred tax assets is more likely than not.

Minority Interest

Minority interest was a credit of $577 million in 2001, which represents minority interest since our transition to a corporate structure as of May 31, 2001. Minority interest on a pro forma as adjusted basis was an expense of $545 million for 2001, or a 5% decrease over a pro forma minority interest expense of $571 million for 2000 (which is based on the assumption that minority interests as of August 31, 2001 existed throughout 2000).

Cumulative Effect of Accounting Change

The adoption of SFAS 133 resulted in cumulative income of $188 million on September 1, 2000, which represents the cumulative unrealized gains resulting from changes in the fair market value of equity holdings considered to be derivatives by that statement.

Year Ended August 31, 2000 Compared to Year Ended August 31, 1999

Because we operated as a series of related partnerships and corporations in both 2000 and 1999, our results of operations for those periods are comparable.

Revenues

Revenues for 2000 were $11,540 million, an increase of $461 million, or 4%, over 1999. Revenues before reimbursements for 2000 were $9,752 million, an increase of $202 million, or 2%, over 1999. Exchange rate fluctuations, specifically with respect to the euro, negatively affected revenue growth as measured in U.S. dollars. In local currency terms, revenues before reimbursements grew by 6% over 1999. Our revenue growth was achieved in the face of a challenging economic environment, which began in the second half of 1999 and was primarily related to Year 2000 events. Specifically, we experienced a slowdown in information technology spending by large companies as they completed large enterprise business systems installations in anticipation of the Year 2000. In addition, there was reluctance by large companies to commit to major new transformation and implementation projects until the impact of Year 2000 concerns was fully understood. However, at the same time, we experienced an increase in demand in the electronic commerce area. Accordingly, we focused on developing capabilities and new service offerings to meet the growing opportunities in these new areas. We retrained our workforce to maintain market relevance to meet the demands of our clients in the emerging new economy. During the second half of 2000, following the realization by our clients that Year 2000 disruptions were minimal, we experienced increased demand for our services, which led to stronger revenue growth beginning in the third quarter. Specifically, revenue growth was (1%), 0%, 7% and 11% in the first through fourth quarters of the year over the corresponding quarters in the previous year.

Our Communications & High Tech operating group achieved revenues before reimbursements of $2,806 million in 2000, an increase of 12% over 1999, primarily due to growth in Europe and Asia, which was partially offset by slower growth in our North American operations because of the Year 2000-related slowdown. Our Financial Services operating group achieved revenues before reimbursements of $2,542 million in 2000, a decrease of 7% from 1999, primarily driven by decreasing levels of business activity in North America as a result of clients focusing on Year 2000 concerns, as well as the effects of an unfavorable interest rate environment and reduced client merger activity. Our Government operating group achieved revenues before reimbursements of $797 million in 2000, an increase of 3% over 1999. The 2000 increase was lower than in 1999, primarily as a result of government clients postponing large implementation projects until Year 2000 concerns were resolved. Our Products operating group achieved revenues before reimbursements of $1,932 million in 2000, an increase of 14% over 1999, primarily driven by growth in North America from the Retail and Transportation & Travel Services industry groups, as well as additional growth in the Retail industry group in Europe. Our Resources operating group achieved revenues before reimbursements of $1,661 million in 2000, a decrease of 8% from 1999, primarily as the result of delayed merger activity as several proposed mergers were delayed by regulatory concerns, and the completion of a number of large enterprise resource planning implementation projects before Year 2000.

Operating Expenses

Operating expenses in 2000 were $9,454 million, an increase of $407 million, or 4%, over 1999 and remained constant as a percentage of revenues at 82% in 1999 and 2000. In anticipation of slower growth, we formed a special task force in the second half of 1999 to identify cost drivers, raise cost consciousness and reduce non-payroll cost structures, the results of which were reflected in cost savings during 2000. In 2000, we began a training initiative that focused on building electronic commerce skills and knowledge quickly. The advent of electronic commerce also facilitated a move from traditional classroom training toward Web-enabled distributed training that is designed to deliver the same or better quality training in fewer hours at lower cost. We expect this move toward Web-enabled and other distributed training to continue.

Cost of Services

Cost of services was $7,274 million in 2000, an increase of $288 million, or 4%, over 1999 and remained constant as a percentage of revenues at 63% in 1999 and 2000. Cost of services before reimbursable expenses was $5,486 million in 2000, an increase of $29 million, or 1%, over 1999 and a decrease as a percentage of revenues before reimbursements from 57% in 1999 to 56% in 2000. We were able to maintain overall cost of services as a percentage of revenues and revenues before reimbursements at relatively constant levels through periods of slow growth in the first half of 2000, followed by periods of accelerated growth in the second half of 2000.

Sales and Marketing

Sales and marketing expense was $883 million in 2000, an increase of $93 million, or 12%, over 1999 and an increase as a percentage of revenues from 7% in 1999 to 8% in 2000. The increase was primarily related to our employees spending larger portions of their time on business development and market development activities coupled with an increase in advertising to communicate our electronic commerce capabilities to existing and potential clients. The increased business development and market development activities were directed toward increasing demand for our services and solutions after the Year 2000-related slowdown.

General and Administrative Costs

General and administrative costs were $1,297 million in 2000, an increase of $26 million, or 2%, from 1999 and a decrease as a percentage of revenues from 12% in 1999 to 11% in 2000. As signs of slowing demand became apparent in the first half of 2000, we launched initiatives to better manage our general and administrative costs, including controlling facilities, services, and support costs. This reduction as a percentage of revenues was due in part to the elimination of temporary duplicate costs incurred in 1999 associated with the transition to us of internal support systems and other functions previously shared with Andersen Worldwide.

Operating Income

Operating income was $2,086 million in 2000, an increase of $54 million, or 3%, over 1999 and remained constant as a percentage of revenues at 18% in 1999 and 2000. Operating income remained constant as a percentage of revenues before reimbursements at 21% in 1999 and 2000.

Gain on Investments

Gain on investments totaled $573 million for 2000, compared to a gain of $93 million in 1999. In 2000, $569 million of gain on investments was related to the sale of a portion of our investment in a marketable security purchased in 1995, compared to $93 million in 1999.

Interest Income

Interest income was $67 million in 2000, an increase of $7 million, or 12%, over 1999. The increase in interest income in 2000 resulted primarily from an increase in our cash balance, which was generated by the sale of a portion of our investment in a marketable security purchased in 1995.

Other Income (Expense)

Other income was $51 million in 2000, an increase of $56 million over 1999. This increase was primarily attributable to the recognition of income from vesting of options for services by our representatives on boards of directors of those companies in which we invest, coupled with income resulting from foreign exchange translations.

Equity in Losses of Affiliates

Equity in losses of affiliates was a loss of $46 million in 2000 compared to a loss of $6 million in 1999.

Provision for Taxes

Taxes were $243 million in 2000, an increase of $120 million over 1999. This increase was due to increased taxable income in some of our entities that were subject to entity-level tax.

Quarterly Results

The following tables present unaudited quarterly financial information for each of our last nine fiscal quarters on a historical basis. We believe the quarterly information contains all adjustments, consisting only of normal recurring adjustments, necessary to fairly present this information. As a professional services organization, we anticipate and respond to demand from our clients. Accordingly, we have limited control over the timing and circumstances under which our services are provided. Typically, we show slight increases in our first-quarter revenues as a result of billing rate increases and the addition of new hires. We typically experience minor declines in revenues for the second and fourth quarters because of an increase in vacation and holiday hours in those quarters. For these and other reasons, we can experience variability in our operating results from quarter to quarter. The operating results for any quarter are not necessarily indicative of the results for any future period.

	Three months ended
	November 30, 1999	February 29, 2000	May 31, 2000	August 31, 2000	November 30, 2000	February 28, 2001	May 31, 2001	August 31, 2001	November 30, 2001
	(in millions, except per share data)
Revenues:
Revenues before reimbursements	$2,412	$2,272	$2,561	$2,507	$2,831	$2,882	$2,953	$2,778	$2,989
Reimbursements	364	436	501	487	407	502	566	429	420

Revenues	2,776	2,708	3,062	2,994	3,238	3,384	3,519	3,207	3,409
Operating expenses*
Cost of services:*
Cost of services before reimbursable expenses*	1,356	1,304	1,340	1,487	1,384	1,560	1,566	1,690	1,806
Reimbursable expenses	364	436	501	487	407	502	566	429	420

Cost of services*	1,720	1,740	1,841	1,974	1,791	2,062	2,132	2,119	2,226
Sales and marketing*	199	222	230	232	202	251	318	446	361
General and administrative costs*	318	322	296	360	376	389	365	386	408
Reorganization and rebranding costs*	—	—	—	—	30	159	588	71	—
Restricted share unit-based compensation	—	—	—	—	—	—	—	967	—

Total operating expenses*	2,237	2,284	2,367	2,566	2,399	2,861	3,403	3,989	2,995

Operating income (loss)*	539	424	695	428	839	523	116	(782)	414
Gain (loss) on investments, net	68	200	266	39	219	(30)	(9)	(73)	(95)
Interest income	14	13	18	22	23	20	17	20	15
Interest expense	(7)	(5)	(6)	(6)	(5)	(6)	(16)	(17)	(9)
Other income (expense)	6	14	12	19	7	17	(3)	(4)	(8)
Equity in gains (losses) of affiliates	(4)	(3)	(2)	(37)	(20)	(21)	(11)	(9)	6

Income (loss) before taxes*	616	643	983	465	1,063	503	94	(865)	323
Provision for taxes	42	71	81	49	53	83	285	82	123

Income (loss) before minority interest and accounting change	574	572	902	416	1,010	420	(191)	(947)	200
Minority interest	—	—	—	—	—	—	—	577	(118)

Income before accounting change*	574	572	902	416	1,010	420	(191)	(370)	82
Cumulative effect of accounting change	—	—	—	—	188	—	—	—	—

Partnership income (loss) before partner distributions*	$574	$572	$902	$416	$1,198	$420	$(191)

Net income (loss)								$(370)	$82

Earnings (loss) per share—basic and diluted								$(1.25)	$0.20

*	Excludes payments for partner distributions.

Liquidity and Capital Resources

We have historically relied on cash flow from operations, partner capital contributions and bank credit facilities to satisfy our liquidity and capital requirements. However, each year a portion of the distributions we made to our partners was made on a deferred basis, which significantly strengthened our working capital and enabled us to limit our external borrowings. Since May 2001, our liquidity needs on a short-term and long-term basis have been satisfied by cash flows from operations, debt capacity under existing and/or new credit facilities and the net proceeds of the initial public offering. We believe our short-term and long-term liquidity needs will be met through cash flows from operations and debt capacity. In addition, we may need to raise additional funds through public or private debt or equity financings in the future in order to:

•	take advantage of opportunities, including more rapid expansion;

•	acquire complementary businesses or technologies;

•	develop new services and solutions; or

•	respond to competitive pressures.

Our balance of cash and cash equivalents was $1,130 million at November 30, 2001 and $1,880 million at August 31, 2001, a decrease of $750 million, or 40%. The decrease is largely attributable to distributions to partners of partnership income earned for periods prior to our transition to a corporate structure and taxes paid in the U.S. related to our transition to a corporate structure, partially offset by earnings. Our balance of cash and cash equivalents at August 31, 2001 increased $609 million, or 48%, from $1,271 million at August 31, 2000. The increase is largely attributable to proceeds from the issuance of common shares, earnings and the sale of marketable securities, which were partially offset by distributions to partners, return of capital to partners and purchases of equity investments.

Net cash used in operating activities was $197 million in the three months ended November 30, 2001, compared to net cash provided by operating activities of $713 million in the three months ended November 30, 2000, primarily due to lower net income and the payment of taxes in the U.S. Net cash used in investing activities was $64 million in the three months ended November 30, 2001, compared to net cash provided by investing activities of $156 million in the three months ended November 30, 2000, primarily due to reduced proceeds from the sale of investments. Net cash used in financing activities was $496 million in the three months ended November 30, 2001, a decrease of $266 million from the three months ended November 30, 2000, primarily due to reduced pre-incorporation earnings distributions to our partners. Net cash provided by operating activities was $2,281 million for fiscal 2001, an increase of $150 million from fiscal 2000. Net cash used by investing activities was $411 million for fiscal 2001, an increase of $518 million from fiscal 2000, as proceeds from the sale of investments of $428 million were offset by purchases of new investments and by capital expenditures. Net cash used by financing activities was $1,167 million for fiscal 2001, a decrease of $867 million from fiscal 2000. This included net proceeds of $1,791 million from the initial public offering and sale of the Accenture Ltd Class A common shares in the fourth quarter of fiscal 2001, offset by earnings distributions to partners of $2,282 million, repayment of partners’ capital totaling $524 million, and a payment of $314 million to Andersen Worldwide and Arthur Andersen of amounts due related to the final resolution of the arbitration.

Because we have historically deferred the distribution of a portion of our partners’ current year earnings into the subsequent fiscal year, these earnings have been available for a period of time to meet liquidity and working capital requirements. These distributable earnings, temporarily retained and distributed in the subsequent fiscal year, totaled $1,130 million and $819 million at August 31, 2000 and 2001, respectively. At May 31, 2001, we reclassified the final distributable earnings from the capital accounts to current liabilities. Distribution to our partners of pre-incorporation earnings during the three months ended November 30, 2001 was $489 million. The balance was paid in the second quarter of fiscal 2002.

We have two syndicated credit facilities providing $450 million and $420 million, respectively, of unsecured, revolving borrowing capacity for general working capital purposes. Committed financing is provided at the prime rate or at the London Interbank Offered Rate plus a spread, and bid option financing is available. These facilities mature in August 2003 and June 2002, respectively. We expect to be able to renew these facilities on comparable terms. The facilities require us to (1) limit liens placed on our assets to (a) liens incurred in the ordinary course of business (subject to certain limitations) and (b) other liens securing aggregate amounts not in excess of 30% of our total assets and (2) maintain a maximum debt to cash flow ratio of one to one. We are in compliance with these terms. As of November 30, 2001, we had no borrowings and $19 million in letters of credit outstanding under these facilities.

We also maintain four separate bilateral, uncommitted, unsecured multicurrency revolving credit facilities. As of November 30, 2001, these facilities provided for up to $369 million of local currency financing in countries that cannot readily access our syndicated facilities. We also maintain local guaranteed and non-guaranteed lines of credit. As of November 30, 2001, amounts available under these lines of credit facilities totaled $230 million. At November 30, 2001, we had $217 million outstanding under these various facilities. Interest rate terms on the bilateral revolving facilities and local lines of credit are at market rates prevailing in the relevant local markets.

During the three months ended November 30, 2000 and 2001, we made $67 million and $42 million in capital expenditures, respectively, and $315 million and $378 million for fiscal 2000 and 2001, respectively, primarily for technology assets, furniture and equipment and leasehold improvements to support our operations. We expect that our capital expenditures in the current fiscal year will be less than our capital expenditures in each of the last two fiscal years. During November 1999, we formed Accenture Technology Ventures to select, structure and manage a portfolio of equity investments. We made equity investments of $85 million and $31 million during the three months ended November 30, 2000 and 2001, respectively, and $153 million and $326 million during fiscal 2000 and 2001, respectively. See “—Overview—Gain (Loss) on Investments” for a discussion of our plans with respect to our investment portfolio.

As of August 31, 2001 and November 30, 2001, we had commitments for investments of $66 million and $62 million, respectively. We also received $21 million and $1 million in the three months ended November 30, 2000 and 2001, respectively, and $111 million and $118 million in fiscal 2000 and 2001, respectively, in equity from our clients as compensation for current and future services. Amounts ultimately realized from these equity securities may be higher or lower than amounts recorded on the measurement dates. At February 28, 2002, we had authorization to repurchase up to an additional $123 million of Accenture Ltd’s Class A common shares. The cost of shares repurchased during the three months ended November 30, 2001 was $21 million, and $106 million during the three months ended February 28, 2002. In addition to our ongoing open-market share repurchases, we expect to repurchase shares pursuant to our Share Management Plan. See “Certain Relationships and Related Transactions—Share Management Plan.” In certain countries we must use treasury shares, rather than newly issued shares, to satisfy our obligations upon the maturity of a restricted share unit or the exercise of an option in order for the transaction to receive the available tax deductability. We expect that we will use 6.4 million, 10.0 million and 7.5 million treasury shares for these purposes in fiscal 2002, 2003 and 2004, respectively.

In limited circumstances, we agree to extend financing to clients. The terms vary by engagement, but generally we contractually link payment for services to the achievement of specified performance milestones. We finance these client obligations primarily with existing working capital and bank financing in the country of origin. As of August 31, 2000, August 31, 2001 and November 30, 2001, $223 million, $182 million and $180 million were outstanding for 14, 17 and 18 clients, respectively. These outstanding amounts are included in unbilled services and other non-current assets on our historical balance sheets.

Obligations and Commitments

As of November 30, 2001, we had the following obligations and commitments to make future payments under contracts, contractual obligations and commercial commitments:

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in thousands)
Contractual Cash Obligations
Long-term debt	$5,787	$1,425	$4,362	$—	$—
Operating leases	2,831,237	216,732	350,036	371,765	1,892,704
Client financing	180,000	118,000	62,000	—	—
Andersen services (1)	660,000	120,000	240,000	240,000	60,000
Partner retirement benefits	61,782	2,635	9,345	8,485	41,317
Early retirement partner benefits	281,716	50,249	128,749	87,283	15,435

(1)	In addition, we are obligated to provide Andersen up to $22,500 per year of services valued at then current retail billing rates for five years from 2001.

Market Risk

Foreign Currency Risk

We are exposed to foreign currency risk in the ordinary course of business. We hedge cash flow exposures for our major countries using a combination of forward and option contracts. We do not hold or issue derivative financial instruments for trading purposes. These instruments are generally short-term in nature, with typical maturities of less than one year. From time to time, we enter into forward or option contracts of a long-term nature.

For purposes of specific risk analysis, we use sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our hedge portfolio. The foreign currency exchange risk is computed based on the market value of future cash flows as affected by the changes in the rates attributable to the market risk being measured. The sensitivity analysis represents the hypothetical changes in value of the hedge position and does not reflect the opposite gain or loss on the underlying transaction. As of August 31, 2000, a 10% decrease in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in an increase in the fair value of our financial instruments of $6 million, while a 10% increase in the levels of foreign currency exchange rates against the U.S. dollar would have almost no effect on the fair value of our financial instruments due to the fact that our long and short forward positions almost completely offset each other. As of August 31, 2001, a 10% decrease in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in a decrease in the fair value of our financial instruments of $4 million, while a 10% increase in the levels of foreign currency exchange rates against the U.S. dollar would result in an increase in the fair value of our financial instruments of $4 million. As of November 30, 2001, a 10% decrease in the levels of foreign currency exchange rates against the U.S. dollar with all other variables held constant would result in an increase in the fair value of our financial instruments of $4 million, while a 10% increase in the levels of foreign currency exchange rates against the U.S. dollar would result in a decrease in the fair value of our financial instruments of $4 million.

Twelve of the fifteen member countries of the European Union have established fixed conversion rates between their existing currencies (“legacy currencies”) and one common currency, the Euro. Beginning in January 2002, the new Euro-denominated currency was issued, and legacy currencies are being withdrawn from circulation. We have addressed the systems and business issues raised by the Euro currency conversion. These issues include, among others: (1) the need to adapt computer and other business systems and equipment to accommodate Euro-denominated transactions; and (2) the competitive impact of cross-border price transparency. The Euro conversion has not had, and we currently anticipate that it will not have, a material adverse impact to our consolidated financial position, results of operations or cash flows.

Interest Rate Risk

During the last three years, the majority of our debt obligations have been short-term in nature and the associated interest obligations have floated relative to major interest rate benchmarks, such as the London Interbank Offered Rate. While we have not entered into any derivative contracts to hedge interest rate risks during this period, we may do so in the future.

The interest rate risk associated with our borrowing and investing activities at August 31, 2000, August 31, 2001 and November 30, 2001 is not material in relation to our consolidated financial position, results of operations or cash flows. We have not used derivative financial instruments to alter the interest rate characteristics of our investment holdings or debt instruments.

Equity Price Risk

We have marketable equity securities that are subject to market price volatility. Marketable equity securities include common stock, warrants and options. Our investment portfolio includes warrants and options in both publicly traded and privately held companies. Warrants in public companies and those that can be net share settled in private companies are deemed derivative financial instruments and are recorded on the Consolidated Balance Sheet at fair value. The privately held investments are inherently risky because the markets for the technologies or products developed by these companies are less established than those of most publicly traded companies and we may be unable to liquidate our investments if desired. Beginning September 1, 2000, warrants are deemed derivative financial instruments by SFAS 133. As such, they are recorded on the balance sheet at fair value with unrealized gains or losses recorded on the income statement. As of November 30, 2001, we have entered into a derivative contract to offset the risks associated with certain equity investments.

The following analysis presents the hypothetical change in the fair value of our marketable equity securities at August 31, 2000, August 31, 2001 and November 30, 2001, assuming the same hypothetical price fluctuations of plus or minus 10%, 20% and 30%.

	Valuation of investments assuming indicated decrease			August 31, 2000 fair value	Valuation of investments assuming indicated increase
	-30%	-20%	-10%		+10%	+20%	+30%
	(in thousands)
Marketable Equity Securities	$528,016	$603,446	$678,877	$754,308	$829,739	$905,170	$980,600

	Valuation of investments assuming indicated decrease			August 31, 2001 fair value	Valuation of investments assuming indicated increase
	-30%	-20%	-10%		+10%	+20%	+30%
	(in thousands)
Marketable Equity Securities and Warrants Deemed Derivatives by SFAS 133	$60,618	$69,278	$77,937	$86,597	$95,257	$103,916	$112,576

	Valuation of investments assuming indicated decrease			November 30, 2001 fair value	Valuation of investments assuming indicated increase
	-30%	-20%	-10%		+10%	+20%	+30%
	(in thousands)
Marketable Equity Securities and Warrants Deemed Derivatives by SFAS 133	$56,741	$64,846	$72,952	$81,058	$89,164	$97,270	$105,375

See “—Overview—Gain (Loss) on Investments” for a discussion of our plans with respect to our investment portfolio.

BUSINESS

Overview

Accenture is the world’s leading management consulting and technology services organization. We had approximately $11.6 billion of revenues before reimbursements for the 12 months ended November 30, 2001. We have more than 75,000 employees based in over 110 offices in 47 countries delivering to our clients a wide range of consulting, technology and outsourcing services. We operate globally with one common brand and business model designed to enable us to serve our clients on a consistent basis around the world. We work with clients of all sizes and have extensive relationships with the world’s leading companies and governments. We serve 88 of the Fortune Global 100 and more than half of the Fortune Global 500. In total, we have served more than 4,000 clients on nearly 18,000 engagements over the past five fiscal years.

Industry Background

The global business environment is changing at an accelerating pace, presenting opportunities and challenges for companies around the world. A heightened focus on productivity, increased competition and the commercialization of the Internet and other emerging technologies are among the forces driving this change. To succeed, businesses must identify and respond rapidly to market trends; develop new products, services, skills and capabilities; use technology effectively; and, in some cases, restructure or reinvent specific business functions and processes, or even entire organizations. In this dynamic, competitive environment, decisions with respect to technology have become increasingly important and complex. This has created a growing need for professionals with experience in using technology to help drive business strategy.

In the 1980s and early 1990s, businesses worldwide used technology to improve their internal operational efficiency, automating functions such as accounting, human resources management and manufacturing planning. Today, enterprises seek to deploy a more far-reaching set of technological initiatives across business functions, organizations, customers, business partners and suppliers. For example, businesses are increasingly using relationship-management tools and technologies such as data mining, which searches large databases to extract relevant information and synthesize data, to gain insight into and improve interactions with customers and alliance partners; virtual research and development to accelerate new product development efforts; business exchanges to manage demand; collaborative software tools to facilitate product design and development among geographically dispersed teams; and the strategic outsourcing of business functions to transform and efficiently manage entire business processes.

The challenge today is for companies across all industry sectors to bring products and services to market quickly, predictably and in ways that are adaptable to dynamic market conditions. Emerging business-to-business technologies such as collaborative product development use the Internet to link entire product development cycles to customers, supply chain partners and manufacturing systems. Continued advancements in fixed broadband and wireless networks, enterprise application integration and security are likely to fundamentally change the customer experience for businesses and individual customers alike, allowing geographically scattered parties to collaboratively create, develop and manufacture products more quickly and efficiently than ever before.

In this environment, information technology services projects are becoming more complex in scale and scope. At the same time, successful implementation of major new enabling technologies has become crucial to organizations seeking to achieve growth or improvements in efficiency and productivity. As a result, management and information technology services providers have an increasingly important role in helping business leaders create value. Businesses and governments are increasingly turning to these services providers for access to specialized expertise and services that are either not readily available from internal resources or not in their core competency. According to International Data Corporation, or IDC, the worldwide information technology services market, excluding hardware support and installation, is expected to grow from $388 billion in 2001 to $619 billion in 2005, a compound annual growth rate of 12.4%. Key drivers of this market growth are expected to include demand for supply chain management and customer relationship management services, which IDC has estimated will grow at compound annual rates of 29.2% and 25.1%, respectively, over the next four years.

Further, as business executives come under greater pressure to improve corporate performance, they are increasingly looking to outsource certain business functions and processes to technology services organizations. As a result, the worldwide market for information technology outsourcing is expected to grow from $174.3 billion in 2000 to $317.1 billion in 2005, a compound annual growth rate of 12.7%, and the worldwide market for business process outsourcing is expected to grow from $119.4 billion to $234 billion over the same period, a compound annual growth rate of 14.4%, according to a leading industry analyst.

Clients increasingly demand that comprehensive solutions to their business challenges be delivered on an accelerated basis because of increasingly complex and competitive market conditions. The management consulting and information technology services providers who will succeed in this environment will be those who undertake the research and development necessary to identify key trends, invest significant human and financial capital in the development of market-ready solutions at the beginning of major industry and technological cycles, and create innovative, cost-effective means to deliver services in a predictable manner. To deliver value to clients, these services providers must continuously develop and expand their expertise in new technologies, maintain a global presence and offer a full range of expertise and services. They must also have access to capital to fund technology research and development and to create market-ready solutions.

Our Solution and Competitive Strengths

As the world’s leading management consulting and technology services organization, we believe that we are well positioned for continued growth in a marketplace characterized by an increasing pace of technological change and complex business challenges. Our approach is to create value for clients through our network of businesses by leveraging our industry knowledge, service offering expertise and insight into and access to emerging technologies to help clients accelerate innovation and bring ideas to realization more quickly. With this comprehensive approach, we are able to move clients forward in every part of their business, from strategic planning to day-to-day operations. This often includes helping clients identify and enter new markets, increase revenues in existing markets, and deliver their products and services more effectively and efficiently. We believe that our approach, together with the following competitive strengths, distinguishes us in this marketplace.

•
Seamless Execution on a Global Scale.    We operate globally with one common brand and business model designed to allow us to serve our clients on a consistent basis around the world. We believe that our global network of more than 75,000 employees in 47 countries provides us with a significant advantage in developing and delivering solutions for the most complex strategic, technological and operational opportunities and challenges that our clients face. Our professionals around the world share skills, insight, knowledge of local markets and service line expertise and receive a common base of extensive training to ensure the same high-quality services and solutions for clients globally.

•
Deep Industry Expertise.    We have developed specialized expertise and experience in the 18 industry groups in which our professionals work. Our industry focus enables our professionals to provide services with a thorough understanding of industry evolution, business issues and applicable technologies, and ultimately to deliver solutions tailored to each client’s industry.

•
Broad and Evolving Capabilities.    We offer our clients what we believe to be the broadest and deepest service offering expertise in the industry. Our eight service lines, which span our industry-focused operating groups, are Customer Relationship Management; Supply Chain Management; Human Performance; Strategy & Business Architecture; Finance & Performance Management; Solutions Engineering; Technology Research & Innovation; and Solutions Operations. More than 8,000 Accenture professionals are dedicated full time to specific service lines, helping to develop knowledge, assets and innovative solutions for clients across all of the industries we serve. These subject matter experts complement the nearly 54,000 professionals working within our operating groups who apply their knowledge of specific service lines to clients within specific industries. In addition, we have solution units that create, acquire and manage key assets, such as software and business architectures and methodologies for business processes, which are used to develop scalable solutions that can be offered to multiple clients. Some solution units serve clients across multiple industries, while others focus on specific industries.

•
Innovation in Outsourcing.    Using our knowledge of consulting, business processes, technology and outsourcing, we have developed business transformation outsourcing, an approach that combines outsourcing with many other elements of our client-service business to help clients achieve rapid, sustainable improvements in their business performance. Through this approach, which can be structured to be less capital-intensive to us than traditional outsourcing, we bring significant value-creating opportunities to our clients and share long-term responsibility with them for the most difficult aspects of developing and implementing new business models and operating crucial business and technology functions. Our approach has been recognized as a competitive differentiator for us, and we believe that we are well positioned to benefit from the growth opportunities in business transformation outsourcing.

•
Enduring Relationships with the World’s Leading Corporations and Governments.    We work with chief executive officers and other senior executives at many of the world’s largest and most successful organizations, including the top companies in virtually every industry sector, and governments worldwide. We serve 88 of the Fortune Global 100 and more than half of the Fortune Global 500. Our partners and other senior professionals are responsible for both winning client engagements and delivering service to clients, ensuring continuity between what we promise to our clients and what we deliver. We believe that our commitment to client satisfaction serves to strengthen and extend our relationships. For example, 86 of our top 100 clients in fiscal year 2001, ranked by revenues, have been our clients for at least each of the last five years, and more than 50 have been clients for at least each of the last 10 years. Our clients typically retain us on a non-exclusive basis.

•
Technology Innovation and Implementation.    Technology is part of our heritage and is fundamental to our service offerings. We are a leader in the development and implementation of technology-based business solutions that create value for our clients. We leverage our affiliate companies and our more than 100 alliances with leading technology providers—in addition to our own innovative tools, methodologies, software and other intellectual property—to enhance our ability to develop and deploy technical solutions, particularly across large-scale, global platforms.

•
Distinctive People and Culture.    Our most important asset is our people. We are deeply committed to the long-term development of our employees, whom we recruit from universities and industry. Each professional receives extensive and focused technical and managerial skills development training throughout his or her career with us, including 750 hours of training for our entry-level professionals in their first five years. In fiscal year 2001, we spent $692 million, or 6% of our revenues before reimbursements, on training. We seek to reinforce our employees’ commitment to our clients, culture and values through a comprehensive performance review system and a competitive compensation philosophy that reward individual performance and teamwork.

•
Proven, Tenured and Highly Motivated Management Team.    Our more than 2,700 partners manage our day-to-day activities and client relationships and have an average of nearly 14 years of experience with us. In addition to establishing and supporting enduring client relationships, our partners focus on mentoring our professionals at all levels to develop the next generation of leadership. Immediately following the offering and the transactions related to the offering, our partners will own approximately 73% of the equity in our business, or 72% if the underwriters exercise their overallotment options in full.

•
Highly Diversified Business by Industry, Geography and Technology.    Our global business is highly diverse. We operate across virtually every industry and geography, delivering a wide range of business and technology solutions and services to address the strategic and functional business challenges that organizations face. As a result, we can deploy our professionals anywhere in the world in response to evolving marketplace opportunities or challenges. Not only does our diversification enable us to take advantage of changing business, technological and economic conditions worldwide, it also allows us to manage through geographic and industry market cycles.

•
History of Staying Ahead of Industry Trends.    Throughout our history, we have reinvented ourselves to capitalize on evolving management trends and technologies for the benefit of our clients. We pioneered systems integration and business integration; we led the deployment of enterprise resource planning, customer relationship management and electronic services; and we have established ourselves as a leader in today’s marketplace, including in the business transformation outsourcing arena. We constantly adapt our service offerings in anticipation of future industry trends.

Our Strategy for Growth

We intend to help create new markets, design new business models and deliver business and technology solutions that provide value to our clients. Our strategy is to work closely with client executives to implement value-generating solutions that contribute to superior financial performance and enhance productivity on an accelerated basis.

We believe that our network of businesses approach provides us with a fundamental advantage in executing our strategic plans. Our operating groups and capability groups develop offerings and provide expertise to clients. Our affiliate companies and alliances provide us with insight into and access to emerging business models, products and technologies, enhancing the ability of our operating groups and capability groups to deliver value to clients.

To serve our clients and grow our business, we aggressively pursue the following strategic imperatives:

•
Leverage Our Expertise in Business Transformation Outsourcing.    We are helping our clients create value by leveraging information technology to reinvent and transform fundamental business operations. Using our knowledge of consulting, business processes, technology and outsourcing, we believe we are well positioned to develop and implement new business models and operate critical business and technology functions for clients around the world. We pursue opportunities in business transformation outsourcing, which is the approach we developed that combines outsourcing with many elements of our consulting business to help our clients achieve rapid sustainable improvements in their business performance. We bring significant value-creating opportunities to our clients’ senior executives and share long-term responsibility with them for the most difficult aspects of the program. The percentage of our revenues derived from business transformation outsourcing has increased significantly over the past year, and we expect that business transformation outsourcing will continue to be an increasing part of our business.

•
Enhance Our Strategic Delivery Model.    Delivering services efficiently to our clients is crucial to our performance as well as theirs. Through our strategic delivery model, we target significant cost improvement in large-scale client delivery. Our strategic delivery model has three components: (1) our client teams working at client sites, who understand a client’s business environment and bring deep industry skills; (2) our global network of more than 20 delivery centers, with repeatable assets and architectures; and (3) our aggressive use of offshore resources, including our development facilities in the Philippines, Spain, the Czech Republic and India. Our client teams leverage our delivery centers and offshore development facilities to create tailored solutions for clients quickly and efficiently, ensuring that clients receive the highest-value solutions at lower cost.

•
Create Asset-Based Solutions to Drive Superior Results.    Through our solution units and other parts of our organization we create assets, such as software and business architectures and methodologies for business processes, that enable us to rapidly implement market-ready solutions for our clients. One example is Navitaire Inc., an Accenture affiliate that provides airlines with reservations, ticketing and revenue management services. Another is Indeliq, also an Accenture affiliate and part of our Accenture Learning solution unit, which develops performance simulation electronic learning applications based on patents and technology that we contributed to the company. We recognize the value of intellectual property in the new marketplace and vigorously create, harvest and protect our intellectual property. We have filed nearly 1,000 patent applications in the United States and other jurisdictions to date and have been issued more than 50 U.S. patents.

•
Aggressively Grow in Attractive Geographic Markets.    Demand for the services we provide is growing rapidly in both established and emerging economies. We have offices in 47 countries around the world and, while we are a leader in the majority of markets in which we operate, we believe there are significant opportunities for us to grow in multiple geographies, including by way of investment. Given the fragmented nature of the worldwide business consulting and information technology services market, and based on our knowledge of the markets in each of the 47 countries in which we operate, we believe there is room for us to increase our market share on a global basis.

•
Accelerate and Ride the “Waves of Change.”    Industry today is characterized by ongoing waves of technological and business change that present our clients with significant value-creation opportunities. We leverage our network of businesses to help organizations apply business and technology solutions that create value by realizing the opportunities presented by these waves of change. We believe that our significant scale and access to capital will continue to enable us to make the investments in research and development, tools and methodologies and intellectual property necessary to anticipate these waves and rapidly develop and deliver business and technology solutions based on them.

•
Enhance Our Operational Efficiency.    As experts in operational efficiency, we provide value to our clients as well as our shareholders by maintaining our organization as a cost-effective, technology-enabled company with strong financial discipline. This includes continuous improvement in our client delivery capabilities and cost structure. We intend to continue to electronically enable our own business processes in areas such as human resources, training, recruiting, performance management and finance and operations management. For instance, we now deliver 70% of our training virtually by leveraging the Internet and other technologies. We are also increasing the use of shared-services models in our finance and marketing organizations, among others, to increase efficiencies and drive lower-cost solutions. Our continued focus on efficiency is intended to optimize the performance of our organization as we increase our scale and scope.

•
Foster a Great Place to Work.    Our ability to hire, train, develop, motivate and retain our professionals is critical to our success. To attract and retain these professionals, we have a “great place to work” program, which includes performance metrics to hold our leadership accountable for employee satisfaction and retention. Our goal is to create an environment in which we can:

•	develop inspiring leaders;

•	cultivate a diverse workforce;

•	create interesting work;

•	provide continuous learning;

•	support flexible workstyles; and

•	provide competitive rewards.

The marketplace for high-caliber professionals has become very competitive in many parts of the world, and we are committed to providing attractive current compensation and significant long-term incentives for our employees. We constantly seek ways to enhance our “great place to work” program. One example is the innovative FlexLeave sabbatical program, which we introduced last year in several countries. While on leaves of absence typically ranging from six to 12 months—during which time they are free to pursue almost any activity they choose—participants continue to receive Accenture benefits and a percentage of their salaries. The FlexLeave program not only serves as an innovative way to achieve an appropriate balance between our available resources and market demand for our services, it also provides our people with time to take advantage of personal opportunities while maintaining their employment with us.

Management and Technology Services and Solutions

Our management consulting and technology services and solutions business is structured around five operating groups, which together comprise 18 industry groups. Two capability groups, each comprising service lines and solution units, support the operating groups and provide access to the full spectrum of business and information technology solutions. In addition, we have solution units that are dedicated to specific industries; these solution units reside within the respective operating groups.

Client engagement teams typically consist of industry experts, service line specialists and consultants with local market knowledge. Our client teams are complemented by our delivery centers,

part of our strategic delivery capability, which allow us to capture replicable components of methodologies and technologies and use these to create tailored solutions for clients quickly and cost-effectively.

Operating Groups

The following table shows the organization of our five operating groups and their 18 industry groups.

Communications & High Tech

We are a leading provider of management and technology consulting, business transformation outsourcing and market-making services and solutions to the communications, high technology and media and entertainment industries. We offer services that help our clients exploit and stay ahead of major technology and industry trends, including mobile technology, advanced communications networks, digital content services, customer care, and learning services, and we help our clients exploit the opportunities presented by the convergence of new technologies. In addition, we have established mobile commerce labs in Europe and the United States. At these research and development facilities we demonstrate how new mobile technologies can be integrated with existing legacy and Internet systems and applied in new and innovative ways.

The table below sets forth information about our Communications & High Tech operating group, including information about revenues before reimbursements and number of employees, as well as a partial list of some of our largest clients for this operating group:

Our Communications & High Tech operating group comprises the following industry groups:

•
Communications.   Our Communications industry group serves many of the world’s leading wireline, wireless, cable and satellite communications companies. In fiscal year 2001, we served 18 of the 24 telecommunications companies in the Fortune Global 500. We provide a wide range of services designed to help our communications clients increase margins and market share, improve customer retention, increase revenues, reduce overall costs and accelerate sales cycles. For instance, communications companies have extremely complex billing systems, and we believe that our industry knowledge and experience have made us the industry leader in developing, implementing and operating billing systems tailored to our clients’ needs. We have expertise in advanced networks, including third-generation wireless and interactive TV networks, as demonstrated by our numerous patent applications in areas such as high-speed networks, system architectures and bandwidth trading. Over the last decade, we have worked with many of the world’s leading communications companies on a number of strategic, operational and systems consulting projects. For example, since 1998 we have been managing many of BellSouth’s applications as part of one of the largest information technology outsourcing arrangements in the telecommunications industry. BellSouth recently extended our contract to 2007 and expanded the scope of applications and projects that we are managing. We also recently teamed with Verizon to provide an integrated mobile services bureau to major corporations, enabling them to take advantage of the growing demand for wireless services.

•
Electronics & High Tech.    Our Electronics & High Tech industry group serves the aerospace, defense, electronics, high technology and network communications industries. In fiscal year 2001, we worked with 41 of the 54 aerospace and defense; computers and office equipment; electronics and electrical equipment; Net software and services; network and other communications equipment; scientific, photo and control equipment; and semiconductor and other electronic components companies in the Fortune Global 500. This industry group provides services in areas such as electronic commerce and strategy and supply chain management. For instance, we helped Dell Computer upgrade its already world-class manufacturing infrastructure as part of an accelerated supply chain solution. A key element was a rigorous process-reengineering program that enables Dell to keep no more than a few hours of inventory of parts and supplies on hand, substantially reducing inventory and carrying costs at its manufacturing facilities. We also helped EMC, a leading enterprise data storage company, implement a global information infrastructure and enhance business processes to give the company the flexibility and scalability needed to keep pace with future growth. One of the program’s key benefits was a significant reduction in the amount of time it takes to make changes in product design and manufacturing.

•
Media & Entertainment.    Our Media & Entertainment industry group serves entertainment, print and publishing companies, as well as innovative new ventures and Internet companies. In fiscal year 2001, we worked with four of the eight entertainment, printing and publishing companies in the Fortune Global 500. Our Media & Entertainment industry group provides an array of services ranging from customer relationship management to digital content infrastructure and electronic business solutions. We recently helped Sony build a high-volume, direct-to-consumer channel to enhance its ability to distribute PlayStation games across Europe. We designed, built and implemented PlayStation.com in one integrated project and on a short timeline, helping transform Sony’s European operation from a wholesale conduit for Sony products into a multi-channel enterprise with a direct relationship to consumers. We have also helped our media and entertainment clients use digital content services and exploit mobile and broadband commerce. For instance, teaming with Avanade and Microsoft, we helped EMI Recorded Music implement a storage and retrieval solution for more than 135,000 digitized music assets, which can be distributed almost anywhere, anytime and in any digital format.

Financial Services

Our Financial Services operating group focuses on the growth opportunities created by our clients’ need to adapt to changing market conditions, including increased cost pressures, industry consolidation, regulatory changes, the creation of common industry standards and protocols, and the move to a more seamless and interconnected industry model. We help clients meet these challenges through a variety of offerings, including outsourcing strategies to increase cost efficiency and transform businesses, and customer-relationship-management initiatives that enable them to acquire new customers, retain profitable customers and improve their cross-selling capabilities.

The table below sets forth information about our Financial Services operating group, including information about revenues before reimbursements and number of employees, as well as a partial list of some of our largest clients for this operating group:

Our Financial Services operating group comprises the following industry groups:

•
Banking.    In fiscal year 2001, our Banking industry group worked with 52 of the 67 commercial and savings banks, diversified financials and securities companies in the Fortune Global 500. We also work with a variety of new entrants and innovators, such as online banks and brokerages. We help these organizations develop and execute strategies to target, acquire and retain customers more effectively, expand product and service offerings, and leverage new technologies and distribution channels. For instance, Alnova, an Accenture solution unit within our Financial Services operating group, developed a multi-channel transaction processing software asset for the banking industry, which has been installed in 94 financial institutions in 18 countries. We helped Visa USA, one of the world’s largest consumer payment systems, transform its information systems infrastructure to handle the volume growth and complexity of the company’s vision of universal commerce, in which payment transactions can take place in virtually any location, anytime and in any manner. This solution, called Visa Direct Exchange, is a secure, scalable, open-system technology platform designed to serve as the network and messaging backbone of Visa’s universal commerce initiatives for years to come. The new system, one of the largest of its kind in the world, is able to grow to support more than 40 billion transactions annually, with near-term capabilities of 20,000 transactions per second.

•
Health Services.    Our Health Services industry group serves integrated health care providers, health insurers, managed care organizations, biotech and life sciences companies and policy-making authorities. In fiscal year 2001, our Health Services industry group served seven of the 12 health care companies and health care wholesalers in the Fortune Global 500. We are helping our clients in the health plan and health insurance area in North America accelerate their business by connecting consumers, physicians and other stakeholders through electronic commerce. For example, we helped Highmark Blue Cross Blue Shield develop and execute an electronic consumer health management strategy, including separate portals for consumers, providers, groups and agents. In Europe, we are helping create new connections between governments, physicians and insurers.

•	Insurance. Our Insurance industry group helps property and casualty insurers, life insurers, reinsurance firms and insurance brokers improve business processes, develop Internet insurance businesses and improve the quality and consistency of risk selection decisions. In fiscal year 2001, we served 35 of the 48 insurance companies in the Fortune Global 500. We have been helping Pacific Life design and implement an innovative service capability for its agent network. Components of the solution include automated document management and workflow and a knowledge management application. These components, coupled with a new technology infrastructure, are designed to enable Pacific Life to continue its high-end product and services strategy while enhancing the capabilities of its employees to service Pacific Life’s multiple distribution systems and complex product suite. We are also working with AXA France on a project to help the insurer become more customer-centric; the initiative aims to increase AXA’s cross-selling ratio significantly and help grow its asset-accumulation business. Our Insurance industry group has also developed a claims management capability that enables insurers to provide better customer service while optimizing claims costs. The implementation of this solution at the Chubb Group of Insurance Companies should enable the insurer to retire its core legacy systems and realize significant reductions in unallocated expenses and claims overpayments.

Products

Our Products operating group comprises six industry groups: Automotive, Consumer Goods & Services, Industrial Equipment, Pharmaceuticals & Medical Products, Retail, and Transportation & Travel Services.

The table below sets forth information about our Products operating group, including information about revenues before reimbursements and number of employees, as well as a partial list of some of our largest clients for this operating group:

•
Automotive.    Our Automotive industry group works with auto manufacturers, suppliers, dealers, retailers and service providers. In fiscal year 2001, we served 17 of the 30 motor vehicles and parts and rubber and plastic products companies in the Fortune Global 500. Our automotive industry professionals work with clients to develop and implement solutions focused on customer service and retention, channel strategy and management, branding, buyer-driven business models, cost reduction, customer relationship management and integrated supplier partnerships. For example, we are helping Peugeot increase sales and improve customer service by working with them in multiple countries to design, develop and deploy Web sites that better meet the needs of Peugeot’s customers and prospects. The project features innovative business-to-consumer sites offering Peugeot’s customers a range of services, including an advanced showroom, used car searches, car configuration, dealer contact integration and personalized owner services. We are also collaborating with Microsoft to accelerate the auto industry’s ability to cost-effectively implement and maintain advanced automotive telematics solutions. Together we offer automakers, suppliers and telematics service providers a seamless integration process for in-vehicle consumer services.

•
Consumer Goods & Services.    Our Consumer Goods & Services industry group helps food, beverage, tobacco, household products, cosmetics and apparel companies move beyond incremental cost cutting to establish bolder innovation and growth agendas. In fiscal year 2001, we worked with 14 of the 17 beverage, consumer food products, soap, cosmetics and tobacco companies in the Fortune Global 500. This industry group adds value to companies through innovative service offerings that address, among other things, new ways of reaching the retail trade and consumers through precision consumer marketing, maximizing brand synergies and cost reductions in mergers and acquisitions, improving supply chain efficiencies through collaborative commerce business models, and enhancing the efficiency of their internal operations. For instance, we helped Coca-Cola Bottlers Philippines develop a shared-services strategy for reducing the cost and improving the service of the company’s finance organization.

•
Industrial Equipment.    Our Industrial Equipment industry group serves the industrial and electrical equipment, construction, consumer durable and heavy equipment industries. In fiscal year 2001, we served six of the nine building materials, glass, and industrial and farm equipment companies in the Fortune Global 500. We help our clients increase operating and supply chain efficiency by improving processes and leveraging technology. For example, we implemented a sophisticated enterprise-wide technology solution for Komatsu to help the company increase the efficiency of its back- and front-office functions in the United States. We also work with clients to generate value from strategic mergers and acquisitions. As part of the merger of BTR and Siebe to create Invensys, an automation and controls company, we helped manage the integration of more than 200 workstreams covering human resources, finance, procurement and supply chain management. Our Industrial Equipment industry group also develops and deploys innovative solutions in the areas of channel management, collaborative product design, remote field maintenance, enterprise application integration and outsourcing.

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Pharmaceuticals & Medical Products.    Our Pharmaceuticals & Medical Products industry group serves pharmaceuticals, biotechnology, medical products and other industry-related companies. In fiscal year 2001, we served all 13 of the pharmaceuticals companies in the Fortune Global 500. With knowledge in discovery, development, manufacturing, supply chain, and sales and marketing issues, we help companies identify and exploit opportunities for value creation, such as reducing the time it takes to develop and deliver new drugs to market through process improvements and implementation of technology. For example, we helped the Medicines Control Agency in the United Kingdom use electronic commerce technologies to improve its efficiency in submitting and processing regulatory applications. We are also working with Wyeth-Ayerst Laboratories, the pharmaceutical division of Wyeth, to implement a customer management system anchored by Siebel ePharma Sales. This initiative is designed to help Wyeth’s 5,000-member sales force enhance the quality and productivity of visits with medical professionals and customers, while minimizing corresponding administrative tasks. Our Pharmaceuticals & Medical Products industry group also helps clients integrate new discovery technologies, realize the potential of genomics and biotechnology, become more patient-centric and create new business models that deliver medical breakthroughs more rapidly.

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Retail.    Our Retail industry group serves a wide spectrum of retailers ranging from convenience stores to destination stores, including supermarkets, specialty premium retailers and large mass-merchandise discounters. In fiscal year 2001, we served 22 of the 54 food and drug stores, food services companies, general merchandisers and specialty retailers, as well as three of the trading companies, in the Fortune Global 500. Our Retail industry group professionals work with retailers worldwide to create sustainable value measured by improved profitability and customer satisfaction, revenue growth, decreased costs and, where relevant, shareholder value. Our approach applies innovative business processes and breakthrough analytical tools to all areas of the business, including merchandising, marketing, supply chain, store operations and customers. We recently formed an alliance with Retek to help retailers increase revenue and profit growth through a combination of our intellectual property and industry experience and Retek’s suite of retail-specific applications. We also help our clients develop and execute strategies for outsourcing, mergers and acquisitions, global expansion, and electronic and mobile commerce. For example, Best Buy engaged us for a two-year program, called Process to Profits, designed to drive shareholder value and enhance the retailer’s capabilities through improved assortment planning, pricing, inventory management, product sourcing and advertising effectiveness. The program’s success led Best Buy to publicly credit Accenture with playing a strong role in the company’s return to profitability. Through a long-term contract, we are also working with J Sainsbury plc to help the company transform its business and technology to improve its customers’ shopping experiences. As part of this arrangement we have assumed responsibility for all aspects of the food retailer’s information technology infrastructure. Working with Sainsbury’s management, we have also laid the groundwork for a total business transformation, which will include modernizing the company, its store layouts and operations.

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Transportation & Travel Services.    Our Transportation & Travel Services industry group serves clients in the airline, freight transportation, third-party logistics, hospitality, gaming, car rental, passenger rail and travel distribution industries. In fiscal year 2001, we served 12 of the 24 airline, railroad, mail, package and freight delivery companies and postal services in the Fortune Global 500. We help clients develop and implement strategies and solutions to improve customer relationship management capabilities, operate more-efficient networks, integrate supply chains, develop procurement and electronic business marketplace strategies and more effectively manage maintenance, repair and overhaul processes and expenses. For example, through a co-sourcing arrangement with KLM we are helping the airline develop and maintain Web-enabled information systems designed to reduce the cost and time of applications development as well as enhance the quality of information systems. We are also working with Marriott International, a longtime client, to build and implement a shared services capability to improve the billing process at the company’s network of hotels. Through a transformation of systems, culture and organizational processes, the shared services model has delivered significant benefits for hotel guests and vendors, improving invoicing and payment. From a corporate perspective, the net cost savings have contributed to Marriott’s profitability objectives.

Resources

Our Resources operating group serves the energy, chemicals, utilities, metals, mining, forest products and related industries. With market conditions driving energy companies to seek new ways of creating value for shareholders, deregulation fundamentally reforming the utilities industry and yielding cross-border opportunities, and an intensive focus on productivity and portfolio management in the chemicals industry, we are working with clients to create innovative solutions that are designed to help them differentiate themselves in the marketplace and gain competitive advantage.

The table below sets forth information about our Resources operating group, including information about revenues before reimbursements and number of employees, as well as a partial list of some of our largest clients for this operating group:

Our Resources operating group comprises the following industry groups:

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Chemicals.    Our Chemicals industry group has significant resources in Europe, Asia, Japan and the Americas and works with a wide cross-section of industry segments, including specialty chemicals, industrial chemicals, polymers and plastics, gases and life science companies. In fiscal year 2001 we worked with nine of the 10 chemicals companies, as well as several of the petroleum refining companies, in the Fortune Global 500. We also have long-term operations contracts with many of the industry leaders. For instance, our innovative outsourcing arrangement with The Dow Chemical Company for information technology application development is designed to improve Dow’s return on its information technology investment. Additionally, in an extension of our information technology outsourcing arrangement with DuPont, we are engaged in a global initiative to enhance the company’s collaboration with its customers, reduce supply chain costs and increase efficiencies across the company’s worldwide operations. Under the agreement, which deepens the decade-long relationship between our two companies, we will design and build a global enterprise resource planning solution for much of DuPont’s operations. DuPont will also outsource maintenance and support for this solution to us for a six-year term. We believe that our strategic delivery model, which leverages skilled resources at our global delivery centers, enabled us to provide DuPont with an innovative and cost-effective solution.

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Energy.    Our Energy industry group serves a wide range of companies in the oil and gas industry, including upstream, downstream and oil services companies. In fiscal year 2001, we served 29 of the 42 energy and petroleum refining companies in the Fortune Global 500. Our clients include BP, Shell and Exxon Mobil, among others. We help clients create cross-industry synergies and operational efficiencies through our multi-client outsourcing centers, forge alliances to advance integrated industry solutions, build and enhance trading and risk management operations, and exploit new business technologies. For instance, we recently expanded our longstanding relationship with Halliburton by signing an alliance with Halliburton’s

Landmark Graphics Corporation, the world’s leading supplier of software and services for the upstream oil and gas industry. The pairing combines industry-focused skills in consulting, data management, applications hosting and outsourcing and spans more than 100 countries. With alliance partner AspenTech, we announced an expansion of our strategic relationship to develop and implement new manufacturing and supply chain solutions to improve the performance of chemical and petroleum manufacturers. We are also working with Magyar Olaj-es Gazipari Reszvenytarsasag (MOL) to outsource its finance and accounting functions. The agreement, one of the largest outsourcing arrangements in Hungary and among the first business processing outsourcing agreements in Central Europe, is designed to significantly improve MOL’s business efficiency by simultaneously enabling the company to focus on its core activities and save costs on support functions.

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Forest Products.    In fiscal year 2001, we served four of the five forest and paper products companies in the Fortune Global 500. The Forest Products industry group helps our clients in the pulp and paper business achieve improvements in business performance. For instance, we helped Pennsylvania-based Glatfelter, a specialty paper manufacturer, redefine its mission and strategy, shifting from commodity forest products to higher-margin market segments. We also help our Forest Products clients use electronic commerce and the Internet to drive incremental value.

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Metals & Mining.    Our Metals & Mining industry group serves metals industry clients located in the world’s key mining regions, including North America, Latin America, South Africa, Australia and South East Asia. In fiscal year 2001, we served 10 of the 17 metals, mining and crude-oil production companies in the Fortune Global 500. The Metals & Mining industry group works with clients in areas such as electronic commerce, including procurement, supply-chain management and customer service. For example, we are working with Quadrem to design, build and support an electronic marketplace founded by 20 of the world’s largest mining, metals and mineral companies.

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Utilities.    Our Utilities industry group works with electric, gas and water utilities around the world to respond to an evolving and highly competitive marketplace. In fiscal year 2001, we served 13 of the 18 gas and electric utilities, as well as several of the energy companies, in the Fortune Global 500. Our work includes helping utilities transform themselves from state-owned, regulated local entities to global deregulated corporations, as well as developing diverse products and service offerings to help our clients deliver higher levels of convenience and service to their customers. These offerings include trading and risk management, supply chain optimization and customer relationship management. We are also working with new electricity power exchanges to bring producers together with the goal of improving service to consumers and reducing rates.

Government

As the world’s largest employers, governments face the challenge of improving the efficiency of their service delivery by creating new citizen-centric business models that harness the power of new technologies. Our Government operating group works with government agencies in 23 countries, helping them transform to meet the demands of citizens and businesses. We typically work with defense, revenue, human services, justice, postal, education and electoral authorities, whose budgets often account for a substantial majority of a country’s overall government expenditures.

The table below sets forth information about our Government operating group, including information about revenues before reimbursements and number of employees, as well as a partial list of some of our largest clients for this operating group:

Our Government clients typically are national, provincial or state-level government organizations, and to a lesser extent, cities and other local governments. We have a significant presence in the U.S. federal marketplace, including strong relationships with the U.S. Department of Education Office of Student Financial Assistance, U.S. Department of Housing and Urban Development, U.S. Defense Logistics Agency, U.S. Department of Commerce and U.S. Department of State.

We advise on, implement and in some cases operate government services, enabling our clients to use their resources more efficiently and to deliver citizen-centric services. And, as governments are pressed to do more with less, Accenture is introducing innovative contract models from the private sector that are becoming increasingly popular with governments. For instance, under a five-year “modernization partnership” with the U.S. Department of Education, we are helping the Office of Student Financial Assistance modernize administrative processes and introduce private-sector financial services industry practices that provide demonstrable results. The contracts underlying this work are value-based, tying compensation to benefits delivered. In one year alone we helped the U.S. Department of Education reduce the cost of serving students while increasing both customer and employee satisfaction. We also recently signed two additional performance-based contracts with the Office of Student Financial Assistance, and in another performance-based contract we are helping the U.S. Defense Logistics Agency create a comprehensive supply-chain strategy that embraces the best practices employed in the private sector.

We are also helping revenue agencies create Internet portals that maintain customer accounts and enable taxpayers to review what they owe, maintain payment records and monitor refunds similar to the way individuals can monitor credit card accounts online. For instance, we are helping the Australian Taxation Office develop and launch one of the world’s most sophisticated government portals, which will enable businesses in Australia to handle all of their local, state and national tax filings through one electronic channel that also maintains individual account records and provides a library of tax laws.

In Europe we have worked with the United Kingdom Inland Revenue to design, build and run one of the world’s largest information technology systems, which maintains national insurance records on 60 million citizens. In Canada, we operate software systems and provide application development, management and support services to Canada Post Corporation under a long-term contract, helping them process more than 9 billion pieces of mail each year.

In the human services sector we are working with a consortium of four California counties under a 13-year contract to design, build, deploy and operate a fully automated and integrated human services information system. Among other things, the system will support the determination of eligibility of more than 350,000 families for a variety of government-assistance programs; enable thousands of county employees to manage and administer service delivery to needy families and those seeking employment services; and allow the public to access directories of service providers. This past year, we also helped the New Mexico Human Services Department launch one of the nation’s first eChild Support solutions, empowering parents to participate in the management of their child-support accounts. The project received an award from the National Association of State Chief Information Officers for “Best Practices in the Use of Information Technology in State Government” for applications that provide services to citizens.

In Asia we recently helped launch the Singapore Learning Exchange, an electronic learning offering that we developed jointly with the Civil Service College of Singapore. An innovative life-long education and training program for Singapore civil servants that is also available to Singapore citizens, the Exchange provides Internet-based and traditional education and training to improve government service and make continuous learning available to all of the country’s citizens.

We are also working with clients ranging from the Ministère des Finances in France to the U.S. Department of Commerce to transform their back-office operations, build Web interfaces and enable services to be delivered over the Internet.

Capability Groups

Our two capability groups, Business Consulting and Technology & Outsourcing, are the innovation engines through which we develop and deliver a full spectrum of services and solutions that address business opportunities and challenges common across industries. Together, our two capability groups comprise eight service lines and three solution units.

Our service lines are responsible for developing our knowledge capital, world-class skills and innovative capabilities. More than 8,000 Accenture professionals are dedicated full time to specific service lines, helping to develop knowledge and assets for clients across all of the industries we serve. These subject matter experts complement the nearly 54,000 professionals working within our operating groups who apply their knowledge of specific service lines to clients within specific industry groups.

Through our solution units we develop asset-based scalable solutions that can be offered to multiple clients, often incorporating the capabilities of our service lines, alliance partners and affiliates. Our solution units, which are either Accenture affiliate companies or separate groups within Accenture, are responsible for creating, acquiring and managing key assets that are central to our delivery of innovative solutions to clients. The three solution units within the capability groups serve clients across multiple industries. We also have solution units that are dedicated to specific industries; these are managed through the respective operating groups.

Business Consulting Capability Group

Our Business Consulting capability group comprises five service lines and two solution units. The five Business Consulting service lines are Strategy & Business Architecture, Customer Relationship Management, Supply Chain Management, Human Performance and Finance & Performance Management. Our two Business Consulting solution units are e-peopleserve and Accenture Learning.

Strategy & Business Architecture Service Line

Companies in every industry and geography seek advice and support on issues related to achieving and maintaining a competitive advantage. The professionals within our Strategy & Business Architecture service line work with individuals at the highest levels of our clients’ organizations on their most crucial strategy and information technology issues. To help clients unlock new sources of value, we provide a wide array of strategic planning and design services and advise clients on significant decisions relating to corporate governance, post-merger and acquisition integration, information technology organization and governance, marketing strategy and other transformational issues. In addition, our professionals analyze current and emerging market trends to help clients identify new business opportunities.

A key strength is our ability to integrate strategic thought leadership and innovative concepts with process, industry and technology expertise. Unlike strategy consulting firms that provide advice but often do not deliver and execute solutions, we develop and implement practical solutions that leverage the knowledge, best practices and experience we have gained from working on complex engagements for our clients in our 18 different industry groups.

Customer Relationship Management Service Line

Maintaining strong relationships with customers is an essential component of creating sustainable top-line growth. Professionals in our Customer Relationship Management service line help companies increase the value of their customer relationships and enhance the economic value of their brands to acquire new customers and retain existing ones. We offer a full range of capabilities that have positioned us as a pioneer in the reinvention of marketing and customer relationship management. These include proprietary approaches to improving the return on marketing investments, innovative methods for uncovering insight into customers’ purchasing preferences and habits and tailoring products and services based on that insight, and sophisticated techniques for integrating information so that it is available to customers at any point of interaction. Together with our alliance partners, we bring in-depth skills to our clients, helping them create superior customer experiences and enhance the value of their customer relationships. For example, we built a customer relationship management system to help Germany’s Dresdner Bank link its service centers and branches to maximize sales, productivity and profits. We were also recently engaged by AT&T Consumer to transform its long-distance sales and customer care operation. As part of this five-year program we are responsible for providing new technologies, business process enhancements and management direction for the operation, which serves AT&T’s nearly 60 million domestic long-distance customers in the United States.

Supply Chain Management Service Line

We help clients gain competitive advantage by working with them to optimize their supply chains and build networks to facilitate collaboration with suppliers and business partners. Professionals in our Supply Chain Management service line are dedicated to developing innovative approaches to solve supply chain problems across a broad range of industries. This includes designing more-efficient procurement processes, optimizing product planning, strengthening supplier relationships, and streamlining product development cycles.

In addition, our Supply Chain Management service line uses its expertise in areas such as strategic sourcing, manufacturing strategy and operations, and logistics to provide strategic advice and technology solutions that leverage the Web for procurement, fulfillment and product design. For instance, we helped Dell Computer upgrade its already world-class supply chain and manufacturing infrastructure to operate on no more than two hours of component inventory at a time. The solution is driven by a sophisticated Internet-based application that enables Dell to accurately forecast needs, order materials and direct factory scheduling based on countless real-world variables and constraints. This initiative generated a 500 percent return on investment in only one year and is also helping Dell adapt more quickly to fast-changing technologies with less capital risk.

We are also a leader in tracking the impact of the fulfillment process for Internet-based shopping. We have identified important links between the supply chain and customer satisfaction that will enable our clients to reformulate their fulfillment processes to improve efficiency and increase profits.

Human Performance Service Line

Much of our clients’ success depends upon their ability to transform their organizations to compete in the complex, competitive and fast-changing global economy. The key to achieving and sustaining enhanced business performance in this challenging environment often lies with an organization’s people.

The professionals in our Human Performance service line help our clients solve human performance issues that are crucial to their operational success, including recruiting and motivating key employees and management. Our integrated approach provides human resources, knowledge management, learning and performance management solutions that increase the efficiency and effectiveness of our clients’ employees and operations, while reducing recruiting and training costs. For example, through our alliance with e-peopleserve, an Accenture affiliate and Business Consulting solution unit, we are able to offer clients an outsourced solution designed to reduce the costs associated with human resources administration. Professionals in our Human Performance service line also work closely with our Accenture Learning solution unit to help companies and governments reduce employees’ time to competency, increase knowledge retention, lower the costs of administering complex training content, and manage multiple learning delivery vehicles and vendors.

Finance & Performance Management Service Line

The professionals in our Finance & Performance Management service line work with our clients’ key financial managers, including chief financial officers, treasurers and controllers, to support management of and reporting by finance departments. Among the services we provide are strategic consulting with regard to the design and structure of the finance function, particularly post-merger or acquisition, and the establishment of shared service centers for streamlining transaction processing. Our professionals work with financial executives to develop and implement solutions that help them align their companies’ investments with their business objectives, use the Internet to manage the treasury functions, and establish security around the exchange of information to reporting institutions. Our services also address pricing and yield management, billing, credit, lending and debt recovery. We recently helped Marriott International consolidate its finance functions to reduce costly, redundant processes in individual hotels and to streamline information systems support and business process integration procedures. By repositioning the company’s support organization, we not only cut costs but also helped position Marriott for aggressive global expansion.

e-peopleserve Solution Unit

Launched in August 2000 as an Accenture affiliate, our e-peopleserve solution unit is a provider of outsourced human resources services, which it delivers through self-service tools such as Web-based technology, e-peopleserve’s network of resources service centers, and counseling from skilled caseworkers. Offering efficient, secure, integrated human resources services across the employee lifecycle, from recruitment and payroll to pensions, e-peopleserve provides large organizations with a more efficient and effective human resources management system.

Accenture Learning Solution Unit

Our Accenture Learning solution unit draws on Accenture’s extensive experience with enterprise-wide workforce performance transformation; the strength of our business processing outsourcing capabilities; our internal training and knowledge management solution, myLearning; and the expertise of our Indeliq affiliate, which develops scalable performance simulation electronic learning applications. Our Accenture Learning professionals work with companies and governments to provide outsourced transformational learning solutions that reduce employees’ time to competency, increase knowledge retention, lower the costs of administering complex training content and manage multiple learning delivery vehicles and vendors. For instance, we recently entered into a multi-year outsourcing agreement with Avaya, a leading global provider of enterprise communications infrastructure, applications and services, through which Accenture is providing end-to-end learning services to Avaya’s employees, customers and business partners. Avaya’s goal is to enhance workforce performance, improve efficiency and reduce costs. Accenture Learning also leverages established relationships with alliance partners that bring the skills, assets, expertise and commitment to collaboration to deliver sophisticated learning solutions that provide demonstrable results and have a measurable impact on performance.

Technology & Outsourcing Capability Group

Our Technology & Outsourcing capability group comprises three service lines and one solution unit and also manages our more than 100 alliances with technology companies. The three Technology & Outsourcing service lines are Technology Research & Innovation, Solutions Engineering and Solutions Operations. Our Technology & Outsourcing solution unit is Avanade.

Technology Research & Innovation Service Line

Professionals in our Technology Research & Innovation service line research, invent and commercialize cutting-edge business solutions using new and emerging technologies. We continually identify and dedicate significant resources to the new technologies that we believe will be drivers of our clients’ growth and sources of first-mover advantage by enabling clients to be first to market with a unique capability or service offering.

The Technology Research and Innovation service line includes Accenture Technology Labs, a dedicated technology R&D organization within Accenture. Our researchers explore emerging technologies that will have significant impact on business in the next three to five years. Current research initiative areas include ubiquitous and mobile computing, information insights and management, user experience and language technology, and virtual and augmented environment, in addition to the Future Watch program, which keeps an eye on technologies beyond the five-year horizon. The development team probes promising technology-based business solutions that are available today, but remain one to three years away from widespread adoption.

Working closely with Accenture’s global network of specialists, Accenture Technology Labs help clients innovate for competitive advantage, bridging the gap between state-of-the-art technology and state-of-the-market business solutions. For example, our developers are currently helping pioneering clients capture the benefits of “silent commerce,” an emerging discipline that uses radio-frequency identification and other sensing and tagging technologies that make ordinary objects intelligent and interactive. Accenture Technology Labs are located in Chicago, Illinois; Palo Alto, California; and Sophia Antipolis, France.

Solutions Engineering Service Line

Professionals in our Solutions Engineering service line design, build and deploy complex industry-specific, reusable and scalable solutions that typically integrate business processes, technology and human performance components. Among other things, they maintain and enhance our methods and practices for building technology-based solutions in an efficient and predictable manner. We have expertise and capabilities in a wide range of areas, including electronic commerce infrastructure, security, enterprise resource planning, enterprise application integration, data warehousing and pre-packaged business solution delivery. We have developed program and project management skills and methodologies that allow us to achieve on-time delivery of highly complex projects. The Solutions Engineering service line not only applies established technologies in which we have considerable experience and expertise, but also uses new and emerging technologies to deliver solutions that help keep our clients at the forefront of business innovation. This service line seeks to continually improve technology solutions delivery, using our global network of specialized delivery centers.

We helped Pirelli develop and build a new ordering system, based on Tibco and SAP technology, to link its growing network of suppliers and dealers. To ease the transition for dealers, many of whom did not have access to technical resources and lacked experience with Internet-based technology, we designed technology that simplified and automated the ordering process, including a Java plug-in that automatically activates the modem on the dealer’s application. Pirelli expects that by the end of this year, the number of dealers who will be plugged into their new network will be more than triple the number who were connected to the old system.

Solutions Operations Service Line

In the pursuit of increased shareholder value, senior executives are under increasing pressure to reduce costs while keeping pace with emerging technologies and securing skilled resources. Our Solutions Operations service line provides a range of outsourcing solutions for managing technology infrastructure, applications and business processes and is our primary source of strategy and capability for executing initiatives in business transformation outsourcing. Over the past decade, more than 225 organizations have turned to us for outsourcing services, with benefits ranging from reduced costs to improved processes to enhanced productivity.

We are differentiated in our delivery of outsourcing services through our creation of solutions that help transform the way industries work and our ability to combine industry, technology and functional expertise with outsourcing capabilities. For example, in the North Sea we have worked with global oil companies, including BP and Elf, to create a shared accounting service facility that has redefined the way that the energy finance and administration function is managed. With Accenture handling approximately 40% of the North Sea energy industry’s accounting transactions through this facility, clients have realized substantial cost reductions in their accounting functions. In addition, we are expanding our outsourcing capabilities through a variety of shared-service solutions, including customer information, billing systems, information technology services, supply chain management and human resources administration. One example is our five-year contract with Cable & Wireless to provide an outsourced accounts receivable function and human resources support in both the United Kingdom and United States. The human resources support services will be managed through e-peopleserve, an Accenture affiliate company.

Avanade Solution Unit

Our Avanade solution unit, which is also an Accenture affiliate, focuses on large-scale technology integration surrounding Microsoft’s enterprise platform. Combining Microsoft’s understanding of operating platforms and technologies with our experience in delivering solutions to our clients, Avanade capitalizes on the advanced capabilities of the Microsoft Windows and .NET platforms to build customized, scalable solutions for complex electronic business and enterprise infrastructure. With development centers in Europe, Asia-Pacific and the Americas, Avanade delivers secure, reliable, scalable Microsoft-based solutions to help large global companies optimize their technology investments.

Alliances

Alliances are central to our strategy, our client service business, and the way we deliver value to our clients. We have more than 100 alliances with established and early-stage technology companies whose capabilities complement our own, either by enhancing a service offering, delivering a new technology, or helping us extend our services to new geographies. By combining our alliance partners’ products and services together with our own capabilities and expertise, we create innovative, high-value business solutions for our clients.

Due to the highly focused nature of these business relationships, some alliances are specifically aligned with one of our eight service lines, adding skills, technology and insights that are applicable across many of the industries we serve. Other alliances extend and enhance our offerings specific to a single industry group. Our alliances help us to deliver innovative solutions far faster than we—or any other company—could do alone.

Almost all of our alliances are non-exclusive and generally have terms of three to five years (subject to early termination in most cases). While individually none of our alliances is material to our business, overall our alliance relationships generate revenue for us, primarily in the form of consulting services to implement the alliance-based business solutions.

Among our key alliances that are applicable across multiple industries are the following:

Commerce One—We work with Commerce One to build public and private electronic marketplaces that enable our clients to improve their supply chain processes.

Docent—We use Docent’s open learning management platform to implement employee learning solutions that enable clients to increase speed to proficiency while lowering training costs.

Hewlett-Packard—We work with Hewlett-Packard to offer a wide range of imaging solutions and computer hardware and software to our clients.

Microsoft—We work with Microsoft and Avanade to offer a broad array of scalable solutions that enable clients to maximize the value of the Microsoft .Net Enterprise platform.

Oracle—We work with Oracle to deliver Internet-enabled enterprise software for databases, servers, and business applications, ranging from front-office customer relationship management to back-office operations.

SAP—We work with SAP to help our clients implement next-generation enterprise solution capabilities, including customer relationship management, supply chain management, portals and product life cycle management.

Siebel Systems—We work with Siebel Systems to deliver customer relationship management technologies that help our clients interact effectively with their customers across multiple channels.

Additionally, we have alliances with a variety of companies that serve specific industries, including Alnova Technologies Corporation, Encompys, Nortel Networks and Retek, among others.

Strategic Delivery Capability

Our global strategic delivery approach emphasizes quality, reduced risk, speed to market and predictability. Our ultimate goal is to deliver to clients price-competitive solutions and services that create value.

One of our key strengths is our ability to create and capture replicable components of methodologies and technologies, which we can customize to create tailored solutions for our clients in a cost-effective manner and under demanding time constraints. These core solutions and services include systems building and integration delivery at the client site and/or an Accenture delivery center location; the design, building, running and operating of enterprise solutions; legacy application management and re-platforming; co-sourced or outsourced creation of client-specific facilities; and Web services.

We recently enhanced our strategic delivery capability with the opening of new technology-development facilities in Prague, Czech Republic and Mumbai, India. These two new facilities complement Accenture’s existing offshore resources in the Philippines and Spain and are part of a global network of more than 20 Accenture delivery centers—facilities where teams of Accenture professionals use proven methodologies and existing assets to create business solutions for clients.

Our global network of delivery centers enhances our ability to capitalize on our vast array of methodologies, tools and technology to deliver value to our clients. Client teams use these centers to complete comprehensive, effective and customized implementations in less time than would be required to develop solutions from the ground up. Our delivery centers improve the efficiency of our engagement teams as they are able to reuse solution designs, team-member experience, infrastructure and software. Reuse also increases solution longevity and reduces technology risks and application maintenance.

Affiliates

If a capability that we do not already possess is of strategic importance and value to us and our clients, we may form a new business, sometimes with one or more third parties, to develop that capability. We call these businesses affiliates. If an affiliate provides a service or solution across many industries, it serves as a solution unit or part of a solution unit within one of our capability groups. If an affiliate provides a service or solution specific to only one industry, it may serve as a solution unit within one of our operating groups.

In general, we expect the capabilities developed by these new businesses to be used by our own professionals as part of client solutions, as well as by other companies. These entities can rapidly advance a particular opportunity by building upon our global platform of clients, professionals and business expertise. In addition, these new businesses may take on value by association with our management consulting and technology services business and our extensive client relationships. Our strategy is to maintain controlling interests in our affiliates. Our affiliates include Avanade, e-peopleserve, Imagine Broadband, Indeliq and Navitaire.

Avanade, which was launched in March 2000, focuses on large-scale technology integration surrounding Microsoft’s enterprise platform. Combining Microsoft’s understanding of operating platforms and technologies with our experience in delivering solutions to our clients, Avanade capitalizes on the advanced capabilities of the Microsoft Windows and .NET platforms to build customized, scalable solutions for complex electronic business and enterprise infrastructure. Avanade, in which Microsoft owns a minority interest, is a solution unit within our Technology & Outsourcing capability group and has approximately 1,150 employees.

e-peopleserve, now wholly owned by Accenture, is a provider of outsourced human resources services that we created with British Telecommunications in August 2000. Through Web-enabled technology, outsourcing and expert caseworkers, e-peopleserve provides services across the employee lifecycle, giving large organizations a more efficient and effective human resources management system. A solution unit within our Business Consulting capability group, e-peopleserve has more than 1,800 employees.

In 1999, as part of an engagement with Telewest Communications plc, we achieved a broadband industry milestone when we completed development of the world’s first operational and scalable interactive digital television platform over cable. In March 2000, we and Telewest co-founded Imagine Broadband to continue development of the interactive platform and market it to a wide range of customers. Telewest participates as a minority investor in the new company and was its first customer. Today, Imagine Broadband provides interactive broadband solutions and platform implementation to cable, satellite and telecommunications network operators worldwide. Imagine Broadband, a solution unit within our Communications & High Tech operating group, has more than 235 employees.

Since the early 1990s, we have designed and installed customized electronic learning applications for clients. Based on this experience, we developed a performance simulation-based training system and were issued 22 patents covering various functional aspects of our performance simulation architectures and tools. To make these new applications and tools available at lower cost to a wide range of customers, we launched Indeliq, Inc. in February 2001. Indeliq develops scalable performance simulation electronic learning applications based on our patents and technology, which we contributed to the company. Indeliq, which has approximately 60 employees, is part of our Accenture Learning solution unit within our Business Consulting capability group.

Navitaire Inc., formed as PRA Solutions, LLC in 1993, provides airlines with reservations, ticketing and revenue management services. Navitaire was launched in 2000 when PRA Solutions was combined with another Accenture subsidiary, VIA World Network, an Internet reservation provider, and Open Skies, Inc., an airline reservation system and revenues management services provider acquired from Hewlett-Packard Company. Today, Navitaire provides technology and business process services to more than 50 airlines worldwide. A solution unit within our Products operating group, Navitaire employs more than 520 people.

Research and Innovation

We are committed to developing leading-edge ideas. We believe that research and innovation have been major factors in our success and will help us continue to grow in the future. We use our investment in research to help create, commercialize and disseminate innovative business strategies and technology. Our research and innovation program is designed to generate early insights into how knowledge can be harnessed to create innovative business solutions for our clients and to develop business strategies with significant value. We spent $256 million, $252 million and $271 million on research and development in fiscal years 1999, 2000 and 2001, respectively, primarily through our operating groups and our capability groups to develop market-ready solutions for our clients. We also promote the creation of knowledge capital and thought leadership through the Accenture Technology Labs and the Accenture Institute for Strategic Change.

The Accenture Technology Labs, which are part of our Technology Research & Innovation service line, investigate how the convergence of computing, communication and content technologies will change how we work and live in the next three to five years. Researchers in the Accenture Technology Labs in North America and Europe develop visions of the future by building prototypes that combine new technologies in innovative ways and report on innovative ideas and projects that are incorporated into pioneering technology solutions for our clients.

The Accenture Institute for Strategic Change, which is part of our Strategy & Business Architecture service line, produces a variety of research products and publications that combine innovative academic thinking with business strategy advice. Based in Cambridge, Massachusetts, the Institute comprises experienced management researchers, business educators and executives whose collective efforts deliver value to our clients through enhanced service offerings.

Employees

As of November 30, 2001, we had more than 75,000 employees worldwide, of whom more than 2,700 were partners. These numbers do not include employees of our affiliates.

We hired approximately 17,000 new employees in fiscal year 2000 and more than 20,000 new employees in fiscal year 2001. The cumulative rate of turnover among our employees was approximately 22% for fiscal year 2000, 12% for fiscal year 2001, and 9% on an annualized basis for the three months ended November 30, 2001, excluding involuntary terminations. We believe that our higher rate of attrition in fiscal year 2000 was the result of aggressive hiring practices employed by Internet companies to attract strategy and technology professionals, and our attrition rate in fiscal year 2001 was more consistent with our historical attrition rate.

As part of our ongoing effort to enhance operational efficiency, we eliminated approximately 1,100 support positions between June and November 2001. Also during this period, as part of our effort to better balance our workforce with demand for our services, we reduced our consulting staff by approximately 500. We also initiated a sabbatical program, known as FlexLeave, for certain of our consulting personnel. To date, more than 2,200 employees have participated or are participating in FlexLeave, and approximately 100 have already returned to full-time employment with us following the end of their six- to 12-month sabbaticals.

Competition

We operate in a highly competitive and rapidly changing global market and compete with a variety of organizations that offer services similar to those that we offer. Our clients typically retain us on a non- exclusive basis. In addition, a client may choose to use its own resources rather than engage an outside firm for the types of services we provide. Our competitors include:

•
Information technology outsourcing and services companies.    In addition to information technology outsourcing, these companies also offer consulting and systems integration capabilities for a complete solution.

•	Major accounting and consulting firms. Over the past few years, the major accounting firms have built significant consulting operations with broad capabilities and geographic coverage.

Some of these firms have sold or are in the process of selling their consulting businesses. Other firms are restructuring to separate audit and consulting practices to meet regulatory requirements, as well as to gain access to equity markets.

•
Management and strategy consulting firms.    These firms continue to focus on high-level corporate strategy for their traditional clients and emerging companies. Many have recently added a focus on information technology and electronic commerce strategy.

•
Information technology product and service vendors.    Product vendors offer technical consulting to support their own products while also maintaining alliance relationships with major consulting firms, and these organizations typically attempt to broaden their services beyond their product suites. We also compete with application service providers.

Changes in our marketplace may create new, larger or better-capitalized competitors with enhanced abilities to attract and retain professionals.

Our revenues are derived primarily from Fortune Global 500 and Fortune 1000 companies, medium-sized companies, governmental organizations and other large enterprises. There is an increasing number of professional services firms seeking consulting engagements with these organizations. We believe that the principal competitive factors in the consulting industry in which we operate include:

•	skills and capabilities of people;

•	reputation and client references;

•	price;

•	scope of services;

•	service delivery approach;

•	technical and industry expertise;

•	perceived ability to add value;

•	quality of services and solutions;

•	focus on achieving results on a timely basis;

•	availability of appropriate resources; and

•	global reach and scale.

Intellectual Property

Our success has resulted in part from our proprietary methodologies, software, reusable knowledge capital and other intellectual property rights. We rely upon a combination of nondisclosure and other contractual arrangements as well as upon trade secret, copyright, patent and trademark laws to protect our intellectual property rights and rights of third parties from whom we license intellectual property. We have promulgated policies related to confidentiality and ownership and to the use and protection of Accenture’s and third parties’ intellectual property, and we also enter into agreements with our employees as appropriate.

We recognize the value of intellectual property in the new marketplace and vigorously create, harvest and protect our intellectual property. We have filed nearly 1,000 patent applications in the United States and other jurisdictions to date and have been issued more than 50 U.S. patents. We will continue to vigorously identify, harvest and protect our intellectual property.

Legal Matters and Insurance

We are involved in a number of judicial and arbitration proceedings concerning matters arising in the ordinary course of our business. We do not expect that any of these matters, individually or in the aggregate, will have a material impact on our results of operations or financial condition.

In 1998, the bankruptcy trustee of FoxMeyer Corporation filed a lawsuit against us in the District Court of Harris County (Houston), Texas. FoxMeyer, a pharmaceutical wholesaler, filed for bankruptcy protection in 1996, and since that time, the bankruptcy trustee has instituted legal proceedings against a number of companies in connection with the bankruptcy. The bankruptcy trustee has alleged that we breached contracts, warranties and alleged fiduciary duties, made misrepresentations about our experience and expertise, were negligent in performing various tasks, that our conduct was tortious or in violation of certain statutory provisions and that the foregoing were a substantial factor contributing to FoxMeyer’s bankruptcy. The lawsuit arises out of our contract with FoxMeyer regarding the assistance we provided in connection with an enterprise resource planning project to install SAP R/3, a software package developed by SAP AG, a German company. Discovery in this proceeding is ongoing, and a trial is scheduled to commence on June 24, 2002. While the ultimate outcome of this matter cannot be determined with any certainty, we are vigorously defending against the claims, and we believe that this action is not likely to have a material adverse effect on our business, financial position, results of operation or cash flows.

We maintain the types and amounts of insurance customary in the industries and countries in which we operate, including coverage for professional liability, commercial general liability and management liability. We consider our insurance coverage to be adequate both as to the risks and amounts for the businesses we conduct.

Properties

We have major offices in the world’s leading business centers, including New York, Chicago, Dallas, Los Angeles, San Francisco, London, Frankfurt, Madrid, Milan, Paris, Sydney and Tokyo. In total, we have over 110 offices in 47 countries around the world. We do not own any material real property. Substantially all of our office space is leased under long-term leases with varying expiration dates. We believe that our facilities are adequate to meet our needs in the near future.

MANAGEMENT

Directors and Executive Officers

The following table presents information regarding the directors and executive officers of Accenture Ltd.

Name	Age	Years with Accenture	Position
Joe W. Forehand	53	29	Chief Executive Officer and Chairman of the Board of Directors
Stephan A. James	55	33	Chief Operating Officer and Director
Steven A. Ballmer	45	—	Director
Dina Dublon	48	—	Director
Karl-Heinz Flöther	49	23	Group Chief Executive—Financial Services Operating Group and Director
Joel P. Friedman	54	30	Director
William D. Green	48	24	Group Chief Executive—Communications & High Tech Operating Group and Director
Robert I. Lipp	63	—	Director
Blythe J. McGarvie	45	—	Director
Mark Moody-Stuart	61	—	Director
Masakatsu Mori	55	32	Director
Diego Visconti	52	26	Director
Wulf von Schimmelmann	55	—	Director
Jackson L. Wilson, Jr.	54	26	Corporate Development Officer and Director
Arnaud André	47	22	Managing Partner—People Matters & Enablement
R. Timothy S. Breene	52	6	Chief Strategy Officer and Group Chief Executive—Business Consulting Capability Group
Pamela J. Craig	45	22	Managing Partner—Business Operations
Mark Foster	42	18	Group Chief Executive—Products Operating Group
Gregg G. Hartemayer	49	25	Group Chief Executive—Technology & Outsourcing Capability Group
David R. Hunter	51	29	Group Chief Executive—Government Operating Group
Jose Luis Manzanares	49	27	Managing Partner—Geographic Services & CIO Organization
Michael G. McGrath	55	28	Chief Risk Officer
Gill Rider	47	22	Chief Leadership Officer
Douglas G. Scrivner	50	22	General Counsel and Secretary
Mary A. Tolan	41	19	Group Chief Executive—Resources Operating Group
Carlos Vidal	48	27	Managing Partner—Financial Services, South Europe; Country Managing Director, Spain; and Chairman, Partner Income Committee
Harry L. You	42	—	Chief Financial Officer

Joe W. Forehand has been Chairman of the Board of Directors since February 2001 and has been our Chief Executive Officer since November 1999. He currently serves as Chairman of our Management Committee, our Executive Committee and our Global Leadership Council. From June 1998 to November 1999, Mr. Forehand was responsible for our Communications & High Tech operating group. From September 1997 to June 1998, he was responsible for our Products operating group. From September 1994 to September 1997, Mr. Forehand was responsible for our Products group in the Americas.

Stephan A. James has been a Director since February 2001 and our Chief Operating Officer since July 2000. From November 1999 to June 2000, he was responsible for our Resources operating group. From September 1996 to October 1999, Mr. James was responsible for our Financial Services operating group. From September 1994 to August 1996, he was responsible for our Financial Services group in the Americas.

Steven A. Ballmer has been a Director since October 2001. He is chief executive officer and a director of Microsoft Corp., the world’s leading manufacturer of software for personal and business computing. Since joining Microsoft in 1980, Mr. Ballmer has headed several Microsoft divisions, including operations, operating systems development, and sales and support. He was promoted to president in July 1998 and was named CEO in January 2000, assuming full management responsibility for the company. Mr. Ballmer serves on the Nominating Committee of the Board of Directors.

Dina Dublon has been a Director since October 2001. She is executive vice president and chief financial officer of J.P. Morgan Chase & Co., a leading global financial services firm created by the merger of Chase Manhattan and J.P. Morgan & Co. Ms. Dublon is also a director and member of the compensation committee of the board of directors of The Hartford Financial Services Group, Inc. She spent most of her professional career with J.P. Morgan Chase & Co. and its predecessor merging firms, starting as a trader. Prior to being named CFO, she held numerous other positions, including senior vice president and corporate treasurer; managing director of the Financial Institutions Division; and senior vice president of corporate finance. Ms. Dublon serves on the Compensation Committee of the Board of Directors.

Karl-Heinz Flöther has been a Director since June 2001 and our Group Chief Executive—Financial Services Operating Group since December 1999. From June 1998 to February 2000, he was the Country Managing Partner of our Germany practice. From September 1997 to December 1999, he was responsible for our banking practice in continental Europe. From September 1996 to August 1997, Mr. Flöther was responsible for our practice services in Western Europe.

Joel P. Friedman has been a Director since June 2001, Managing General Partner—Accenture Technology Ventures since March 2002 and Managing General Partner—Accenture Technology Ventures, Americas since May 2001. Mr. Friedman currently serves as a director on the board of Calico Commerce Inc., a publicly traded Accenture portfolio company. From 1997 to 2000, he was responsible for our Banking industry group globally. Mr. Friedman serves on the Nominating Committee of the Board of Directors.

William D. Green has been a Director since June 2001 and our Group Chief Executive—Communications & High Tech Operating Group since December 1999 and the Country Managing Director of our United States practice since August 2000. From September 1997 to December 1999, Mr. Green was responsible for our Resources operating group. From September 1996 to September 1997, he was responsible for our manufacturing group in the Americas. Mr. Green serves on the Compensation Committee of the Board of Directors.

Robert I. Lipp has been a Director since October 2001. He is chairman and chief executive officer of Travelers Property Casualty Corp., a unit of Citigroup Inc., and is currently a director of Citigroup, a leading global financial services company. Until December 2000 he was Vice Chairman and Member of the Office of the Chairman of Citigroup and CEO of Citigroup’s Global Consumer Business. He joined Travelers Group in 1986 and held a number of senior positions there, including the CEO and chairman title from 1993 to 2000. From 1991 to 1993 he served as CEO and chairman of CitiFinancial Credit Company. Mr. Lipp serves on the Audit Committee of the Board of Directors and as Lead Outside Director.

Blythe J. McGarvie has been a Director since October 2001. She is executive vice president and chief financial officer of BIC Group, one of the world’s leading manufacturers of writing instruments, correction fluids, disposable lighters and shavers. The company also manufactures sailboards. Prior to joining BIC, she was senior vice president and CFO of Hannaford Bros. Co., a supermarket retailer, for five years. She has also held senior financial positions at Sara Lee Corp. and Kraft General Foods. Ms. McGarvie serves as the Chair of the Audit Committee of the Board of Directors.

Mark Moody-Stuart has been a Director since October 2001. He is former chairman of The Shell Transport and Trading Company and chairman of the Committee of Managing Directors of the Royal Dutch/Shell Group of Companies. He was managing director of Shell Transport and a managing director of Royal Dutch/Shell Group, the world’s second-largest oil and gas enterprise, from 1991 to 2001. Mr. Moody-Stuart is a director of HSBC Holdings PLC and of Shell Transport & Trading PLC. Mr. Moody-Stuart serves as the Chairman of the Compensation Committee and on the Nominating Committee of the Board of Directors.

Masakatsu Mori has been a Director since June 2001. He has been the Country Managing Director of our Japan practice since 1989. He is also the Managing Partner of the Japan operating unit. Mr. Mori serves on the Nominating Committee of the Board of Directors.

Diego Visconti has been a Director since June 2001. He has been the Country Managing Director of our Italy practice since 1997. He has also been responsible for our Communications & High Tech operating unit in Europe and Latin America since 1995.

Wulf von Schimmelmann has been a Director since October 2001. He is chief executive officer of Postbank, Germany’s largest independent retail bank and among the largest commercial banks in the German market. He is also a member of the board of directors of Deutsche Post World Net Group. Mr. von Schimmelmann serves as the Chairman of the Nominating Committee and on the Audit Committee of the Board of Directors.

Jackson L. Wilson, Jr. has been a Director and our Corporate Development Officer since February 2001. He currently serves as a director on the board of S1 Corporation, a publicly traded Accenture portfolio company. He was the Managing General Partner—Accenture Technology Ventures, our venture capital business, from November 1999 to March 2002. From June 1997 to November 1999, he was responsible for our operating groups. From June 1995 to June 1997, Mr. Wilson was responsible for industry markets strategies and market and technology solutions.

Arnaud André has been our Managing Partner—People Matters & Enablement since September 2000. From September 1997 to August 2000, he was responsible for the development of our health services market in continental Europe. Prior to August 1997, Mr. André led our change management competency in France and the Benelux countries.

R. Timothy S. Breene has been our Chief Strategy Officer and Group Chief Executive—Business Consulting Capability Group since March 2002. From August 2000 to March 2002 he was Managing Partner—Global Service Lines. From December 1999 to August 2000, he was responsible for our capabilities development organization. From May 1998 to January 2000, Mr. Breene was responsible for our strategic services practice worldwide. From October 1997 to May 1998, he was responsible for our strategic services practice in our Products operating group. From June 1995 to October 1997, Mr. Breene was a client partner.

Pamela J. Craig has been our Managing Partner—Business Operations since June 2001. From February 2000 to June 2001, she was responsible for our Media & Entertainment industry group globally and was also a general partner in Accenture Technology Ventures Japan. From August 1998 to November 2000, Ms. Craig was responsible for our Media & Entertainment global operating unit. From 1996 to August 1998, she was responsible for our Media & Entertainment group in North America.

Mark Foster has been our Group Chief Executive—Products Operating Group since March 2002. From September 2000 to March 2002 he was responsible for our Products operating group in Europe. From August 1999 to September 2000 Mr. Foster was global managing partner of our Automotive, Industrial and Travel & Transportation industry groups. From May 1999 to August 1999 he was the head of our Pharmaceuticals & Medical Products client group in Europe. From September 1997 to May 1999 Mr. Foster was the managing partner of our Change Management competency in our Pharmaceuticals & Medical Products industry group. From 1994 to September 1997 he was a client partner with responsibility for clients in the pharmaceuticals, food manufacturing, consumer goods and retail industries.

Gregg G. Hartemayer has been our Group Chief Executive—Technology & Outsourcing Capability Group since March 2002. He was our Group Chief Executive—Products Operating Group from July 1998 to March 2002. From September 1997 to July 1998, Mr. Hartemayer was responsible for the consumer industry group within our Products operating group. He currently serves as a director on the board of Click Commerce Inc., a publicly traded Accenture portfolio company. From May 1996 to September 1997, he was responsible for the consumer industry group for the Americas.

David R. Hunter has been our Group Chief Executive—Government Operating Group since September 1997 and was responsible for our Government industry group from 1994 to 1997.

Jose Luis Manzanares has been our Managing Partner—Geographic Services & CIO Organization since December 1999. From September 1997 to December 1999, he was responsible for competency-related operations across Europe, the Middle East, Africa and India. From 1990 to 1997, Mr. Manzanares was the chief executive officer of Coritel, S.A., an information technology services company and wholly owned subsidiary of Accenture.

Michael G. McGrath has been our Chief Risk Officer since March 2002. He was our Capital Risk Officer from November 2001 to March 2002. He was our Treasurer from June 2001 to November 2001. From September 1997 to June 2001, Mr. McGrath was our Chief Financial Officer. From 1992 to 1997, he was responsible for quality and practice methodologies.

Gill Rider has been our Chief Leadership Officer since March 2002. From July 2000 to March 2002, Ms. Rider had responsibility for our Resources operating unit in Europe, the Middle East, Africa and Latin America. From 1999 to 2000 she was chairman of our UK and Ireland geographic unit. From 1996 to 1999 she had operational responsibility for our Utilities practice in Europe and South Africa.

Douglas G. Scrivner has been our General Counsel and Secretary since January 1996.

Mary A. Tolan has been our Group Chief Executive—Resources Operating Group since August 2000. From December 1999 to August 2000, she was responsible for our strategy. From August 1998 to December 1999, Ms. Tolan was responsible for our Retail industry group globally. From April 1996 to August 1998, she was responsible for our Retail industry group in North America.

Carlos Vidal has been our Managing Partner—Financial Services, South Europe since October 1997, responsible for the operating unit in South Europe and Latin America. He has also been responsible for the Financial Services operating unit in Central Europe, the Middle East and South Africa since January 2000. In addition, Mr. Vidal has been our Country Managing Director, Spain since 1998 and Chairman of the Partner Income Committee since December 2001. From September 1995 to October 1997 he was responsible for our consulting services across all industries in Spain, Portugal and Italy.

Harry L. You has been our Chief Financial Officer since June 2001. From March 1996 to June 2001, he was a Principal in the General Industrial Group and then a Managing Director at Morgan Stanley, responsible for the Computer and Business Services Group in the Investment Banking Division.

From time to time we may engage J.P. Morgan Chase & Co. or Citigroup Inc. for banking and advisory services.

Board of Directors

The bye-laws of Accenture Ltd provide for a board of directors that is divided into three classes serving staggered three-year terms. Class I directors initially have terms expiring at the annual general meeting to be held in calendar year 2002, Class II directors initially have terms expiring at the annual general meeting to be held in calendar year 2003, and Class III directors initially have terms expiring at the annual general meeting to be held in calendar year 2004. Messrs. Forehand, Friedman, Moody-Stuart and Mori and Ms. McGarvie are members of Class I; Messrs. Ballmer, James, Green and Visconti and Ms. Dublon are members of Class II; and Messrs. Lipp, von Schimmelmann, Wilson and Flöther are members of Class III. Notwithstanding the foregoing, the initial terms of Messrs. Ballmer, Lipp and von Schimmelmann and of Ms. Dublon will also expire at the annual general meeting to be held in calendar year 2002. At each annual general meeting, directors will be elected for a full term of three years to succeed those directors of the relevant class whose terms are expiring. Directors who are also our employees do not receive additional compensation for serving as directors.

Accenture Ltd’s bye-laws provide that our partners may remove any director by a vote of two-thirds of the voting power subject to the voting agreement at any time while the shares owned by partners which are subject to the voting provisions of the voting agreement represent a majority of Accenture Ltd’s total voting power. At any other time a director may be removed at the request of not less than 75% of the other directors.

Accenture Ltd’s board of directors has adopted guidelines providing that, except for our Chief Executive Officer and up to two additional inside directors designated by our Chief Executive Officer, Accenture Ltd’s directors will not be allowed to serve more than three consecutive terms.

Accenture Ltd’s board of directors has also adopted guidelines providing for a retirement age of 65 for our directors.

All of Accenture Ltd’s executive officers are appointed by and serve at the discretion of Accenture Ltd’s board of directors. There are no family relationships among any of Accenture Ltd’s directors and executive officers.

The board of directors has three primary committees:

•	a nominating committee;

•	an audit committee; and

•	a compensation committee.

The nominating committee makes recommendations to the board regarding the size and composition of the board, works with a committee of our partners to choose partner nominees for the position of director, establishes procedures for the nomination of directors who are not affiliated with us, recommends candidates for election to the board, and nominates officers for election by the board.

The audit committee’s primary duties and responsibilities are to:

•	review the performance of the independent accountants and make recommendations to the board regarding the appointment or termination of the independent accountants;

•	oversee that management has maintained the reliability and integrity of our accounting policies and financial reporting and disclosure practices;

•	oversee that management has established and maintained procedures designed to assure that an adequate system of internal controls is functioning; and

•	oversee that management has established and maintained procedures designed to assure our compliance with applicable laws, regulations and corporate policy.

The compensation committee, or a subcommittee established by the compensation committee, administers our equity-based benefits plan and, based in part on the recommendation of a committee of our partners, reviews and approves salaries and other matters relating to the compensation of our executive officers. The compensation committee also reviews and makes recommendations to the full board regarding board compensation.

From time to time, the board may establish other committees to facilitate the management of our business.

Executive Compensation

Summary Compensation Table

The following table sets forth, for fiscal 2000 and 2001, the compensation for such periods for our chief executive officer and for each of our four most highly compensated executive officers, other than the chief executive officer, serving as executive officers at the end of fiscal 2001. These five persons are referred to, collectively, as the “Named Executive Officers.”

		Annual compensation					Long-term compensation awards
	Year	Salary(1)	Bonus		Other annual compensation		Restricted share unit awards		Securities underlying options	All other compensation
Joe W. Forehand Chief Executive Officer and Chairman of the Board of Directors	2001 2000	$5,294,095 4,000,000	$	— —	$	— —	$	— —	— —	$	— —
Jackson L. Wilson, Jr. Corporate Development Officer	2001 2000	4,395,697 4,600,000		— —		— —		— —	— —		— —
Stephan A. James	2001	4,476,101		—		—		—	—		—
Chief Operating Officer	2000	4,200,000		—		—		—	—		—
Michael G. McGrath	2001	4,309,092		—		—		—	—		—
Chief Risk Officer	2000	3,900,000		—		—		—	—		—
William D. Green	2001	3,317,096		—		—		—	—		—
Group Chief Executive—Communications & High Tech Operating Group	2000	3,500,000		—		—		—	—		—

(1)
Amounts in the table with respect to periods prior to the consummation of Accenture’s transition to a corporate structure on May 31, 2001 consist of distributions of partnership income, including realized gains on investments and return on capital at risk. These amounts are not comparable to executive compensation in the customary sense. With respect to the period subsequent to May 31, 2001, amounts in this table reflect the salary actually paid to the Named Executive Officers with respect to the period subsequent to May 31, 2001.

Compensation Committee Interlocks and Insider Participation

The board of directors of Accenture Ltd did not have a compensation committee during fiscal 2001. In fiscal 2001, our partners’ compensation, including the compensation of our executive officers, was determined based on the “unit” level of the individual partner. “Units” is an internal term we have used historically to quantify the relative level of participation our individual partners had in our income. At the beginning of fiscal 2001, a partners’ income committee, consisting of our chief executive officer and 54 partners he appointed, reviewed evaluations and recommendations concerning the performance of partners and relative levels of income participation, or unit allocation. Based on its review, the committee prepared a partners’ income plan, which was then submitted to the partners for their approval.

Compensation of Outside Directors

Each director who is not an employee of Accenture Ltd or its subsidiaries receives an annual retainer of $50,000, which may be deferred in whole or in part through receipt of fully-vested restricted share units; an initial grant of an option to purchase 25,000 Class A common shares upon election to the board of directors; and an annual grant of an option to purchase 10,000 Class A common shares. Each option will vest fully after one year (or sooner upon death, disability or involuntary termination, or removal from the board of directors) and will generally expire after 10 years. Robert I. Lipp receives an additional annual retainer of $75,000 for his service as Lead Outside Director, and Steven A. Ballmer has elected not to receive compensation for his service as a director.

Employment Contracts

Each of our Named Executive Officers has entered into an annual employment agreement which is renewed automatically. The employment agreements provide that these Named Executive Officers will receive compensation as determined by Accenture. Pursuant to the employment agreements, each of the Named Executive Officers has also entered into a non-competition agreement whereby each agreed that, for a specified period, he will not (1) associate with and engage in consulting services for any competitive enterprise or (2) solicit or assist any other entity in soliciting any client or prospective client for the purposes of providing consulting services, perform consulting services for any client or prospective client, or interfere with or damage any relationship between us and a client or prospective client. In addition, each of the Named Executive Officers has agreed that for the restricted period he will not solicit or employ any Accenture employee or any former employee who ceased working for us within an eighteen-month period before or after the date on which the Named Executive Officer’s employment with us or our affiliates terminated.

Non-Competition Agreement; Transfer Restrictions

Our executive officers, along with our other partners, have agreed to non-competition arrangements and limitations on their ability to transfer the shares of Accenture Ltd, Accenture SCA and Accenture Canada Holdings they received in connection with our transition to a corporate structure. These arrangements are described in the sections of this prospectus entitled “Certain Relationships and Related Transactions—Voting Agreement,” “—Accenture SCA Transfer Rights Agreement,” “—Share Management Plan” and “—Non-Competition Agreement.”

2001 Share Incentive Plan

The following description sets forth the material terms of the Accenture Ltd 2001 Share Incentive Plan, which we refer to as our share incentive plan, and which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

The share incentive plan permits the grant of nonqualified share options, incentive stock options, share appreciation rights, restricted shares, restricted share units and other share-based awards to employees, directors, third-party consultants, former U.S. employees or former partners of, or other persons who perform services for, Accenture Ltd and its affiliates (including its subsidiaries). No share appreciation rights or incentive stock options have been granted to date. A maximum of 375 million Class A common shares may be subject to awards under the share incentive plan. The number of Class A common shares issued or reserved pursuant to the share incentive plan, or pursuant to outstanding awards, is subject to adjustment on account of share splits, share dividends and other dilutive changes in the Class A common shares. Class A common shares covered by awards that expire, terminate or lapse will again be available for the grant of awards under the share incentive plan.

Administration

The share incentive plan is administered by the compensation committee of the board of directors of Accenture Ltd, which may delegate its duties and powers in whole or in part as it determines. The committee has the sole discretion to determine the employees, directors, third party consultants, former U.S. employees, former partners and other persons who perform services for us or our affiliates to whom awards may be granted under the share incentive plan and the manner in which such awards will vest. Options, share appreciation rights, restricted shares, restricted share units and other share-based awards will be granted by the committee to employees, directors, third party consultants, former U.S. employees, former partners and other persons who perform services for Accenture Ltd and its affiliates (including its subsidiaries) in such numbers and at such times during the term of the share incentive plan as the committee shall determine. The committee is authorized to interpret the share incentive plan, to establish, amend and rescind any rules and regulations relating to the share incentive plan and to make any other determinations that it deems necessary or desirable for the administration of the share incentive plan. The committee may correct any defect, supply any omission or reconcile any inconsistency in the share incentive plan in the manner and to the extent the committee deems necessary or desirable.

Options

The committee shall determine the exercise price for each option, provided, however, that an incentive stock option must generally have an exercise price that is at least equal to the fair market value of the Class A common shares on the date the option is granted. In general, an option holder may exercise an option by written notice and payment of the exercise price (1) in cash; (2) by the transfer to our nominee of a number of Class A common shares already owned by the option holder for at least six months, or another period consistent with applicable accounting rules, with a fair market value equal to the exercise price; (3) in a combination of cash and Class A common shares (as qualified by clause (2)); or (4) through the delivery of irrevocable instructions to a broker to sell Class A common shares obtained upon the exercise of the options and deliver promptly to us an amount out of the proceeds of the sale equal to the exercise price for the Class A common shares being purchased.

Share Appreciation Rights

The committee may grant share appreciation rights independent of, or in connection with, an option. The exercise price per share of a share appreciation right shall be an amount determined by the committee. Generally, each share appreciation right shall entitle a participant upon exercise to an amount equal to the product of (1) the excess of (A) the fair market value on the exercise date of one Class A common share over (B) the exercise price, times (2) the number of Class A common shares covered by the share appreciation right. Payment shall be made in Class A common shares, valued at fair market value, or in cash, or partly in Class A common shares and partly in cash, all as shall be determined by the committee.

Restricted Share Units and Other Share-Based Awards

The committee may grant awards of restricted share units, Class A common shares, restricted shares and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, Class A common shares. The restricted share units and other share-based awards will be subject to the terms and conditions established by the committee.

Transferability

Unless otherwise determined by the committee, awards granted under the share incentive plan are not transferable other than by will or by the laws of descent and distribution.

Change in Control

In the event of a change in control, the committee may terminate an award upon the change in control and (1) make provision for a cash payment to the holder of an award in consideration for the cancellation of the award and/or (2) provide for substitute awards.

Amendment and Termination

Our board of directors may amend, alter or discontinue the share incentive plan in any respect at any time, but no amendment, alteration or discontinuation will be made that would diminish any of the rights of a participant under any awards previously granted without the participant’s consent, or increase the number of Class A common shares reserved for purposes of the share incentive plan without the approval of shareholders.

United States Federal Income Tax Consequences of the Exercise of Options, Share Appreciation Rights and Restricted Share Units under the Share Incentive Plan

The following discussion of the United States federal income tax consequences relating to the share incentive plan is based on present United States federal tax laws and regulations and does not purport to be a complete description of the United States federal income tax laws. Participants may also be subject to certain U.S. state and local taxes and non-U.S. taxes, which are not described below.

When a nonqualified share option is granted, there are no income tax consequences for the option holder or us. When a nonqualified share option is exercised, in general, the option holder recognizes compensation equal to the excess, if any, of the fair market value of the Class A common shares on the date of exercise over the exercise price. We are entitled to a deduction equal to the compensation recognized by the option holder.

When an incentive stock option is granted, there are no income tax consequences for the option holder or us. When an incentive stock option is exercised, the option holder does not recognize income and we do not receive a deduction. The option holder, however, must treat the excess, if any, of the fair market value of the Class A common shares on the date of exercise over the exercise price as an item of adjustment for purposes of the alternative minimum tax. If the option holder disposes of Class A common shares after the option holder has held the Class A common shares for at least two years after the incentive stock option was granted and one year after the incentive stock option was exercised, the amount the option holder receives upon the disposition over the exercise price is treated as long-term capital gain to the option holder. We are not entitled to a deduction. If the option holder makes a “disqualifying disposition” of the Class A common shares by disposing of the Class A common shares before such shares have been held for the holding period described above, the option holder generally recognizes compensation income equal to the excess, if any, of (1) the fair market value of the Class A common shares on the date the incentive stock option was exercised, or, if less, the amount received on the disposition, over (2) the exercise price. We are entitled to a deduction equal to the compensation recognized by the option holder.

When a share appreciation right is granted, there are no income tax consequences for the participant or us. When a share appreciation right is exercised, in general, the participant recognizes compensation equal to the cash and/or the fair market value of the Class A common shares received upon exercise. We are entitled to a deduction equal to the compensation recognized by the participant.

When a restricted share unit is granted, there are no income tax consequences for the participant or us. Upon the payment to the participant of Class A common shares in respect of restricted share units, the participant recognizes compensation equal to the fair market value of the Class A common shares received. We are entitled to a deduction equal to the compensation recognized by the participant.

2001 Employee Share Purchase Plan

The following description sets forth the material terms of the Accenture 2001 Employee Share Purchase Plan, which we refer to as our employee share purchase plan, and which has been filed as an exhibit to the registration statement of which this prospectus forms a part.

A maximum of 75 million Class A common shares may be issued under the employee share purchase plan. The number of Class A common shares issued or reserved pursuant to the employee share purchase plan (or pursuant to outstanding awards) is subject to adjustment on account of share splits, share dividends and other dilutive changes in our Class A common shares. The Class A common shares may consist of unissued Class A common shares or previously issued Class A common shares.

Administration

The employee share purchase plan is administered by the compensation committee of the board of directors of Accenture Ltd. The committee has the authority to make rules and regulations for the administration of the plan and its interpretations, and decisions with regard to the employee share purchase plan, and such rules and regulations are final and conclusive.

Eligibility

In general, each employee of Accenture Ltd or a participating subsidiary is eligible to participate in the employee share purchase plan, except that the committee may exclude employees (either generally or by reference to a subset thereof) (1) whose customary employment is for less than five months per calendar year or for less than 20 hours per week, (2) who own shares possessing 5% or more of the total combined voting power or value of all classes of shares of Accenture Ltd or any subsidiary or (3) who are highly compensated employees under the Internal Revenue Code of 1986, as amended. Employees with the title of “partner” who are highly compensated employees are currently not eligible to participate in the employee share purchase plan by determination of the compensation committee.

Participation in the Plan

Eligible employees may participate in the employee share purchase plan by electing to participate in a given offering period pursuant to procedures set forth by the committee. A participant’s participation in the employee share purchase plan will continue until the participant makes a new election or withdraws from an offering period or the plan.

Payroll Deductions

Payroll deductions are generally made from the compensation paid to each participant for each offering period in such whole percentage not to exceed 10% as elected by the participant, provided that no participant will be entitled to purchase, during any calendar year, Class A common shares with an aggregate fair market value in excess of $25,000, measured by the fair market value of the shares at the beginning of each six-month period.

Withdrawal and Termination of Participation in the Plan

The committee determines the terms and conditions under which a participant may withdraw from an offering period or the employee share purchase plan. Upon a participant’s withdrawal from an offering period or the plan, all accumulated payroll deductions in the participant’s plan account will be returned without interest to the participant, as permitted by applicable law. A participant’s participation in the employee share purchase plan will be terminated upon the termination of the participant’s employment for any reason. In general, upon a termination of a participant’s employment, all payroll deductions credited to the former participant’s plan account will be returned without interest to the former participant or the former participant’s beneficiary.

Purchase of Shares

With respect to an offering period, each participant is granted an option to purchase a number of Class A common shares equal to the lesser of (1) a maximum established by the committee and (2) the number determined by dividing the amount in the participant’s plan account by the purchase price. On the last day of each offering period or on an earlier date as determined by the committee, which we refer to as a purchase date, we apply the funds in each participant’s account to purchase Class A common shares pursuant to the option granted. The purchase price is set by the committee, but cannot be less than 85% of the lesser of the fair market value of the Class A common shares on the grant date or the purchase date. As soon as practicable after each purchase date, the number of Class A common shares purchased by each participant is deposited in a brokerage account established in the participant’s name. At any time after the 24 month period following the relevant grant date, the participant may (1) transfer the Class A common shares to another brokerage account or (2) request in writing that Class A common shares be issued to the participant with respect to the whole Class A common shares in the participant’s brokerage account and that any fractional Class A common shares remaining in the account be paid in cash to the participant.

Amendment and Termination

Our board of directors may amend, alter or discontinue the employee share purchase plan, provided, however, that no amendment, alteration or discontinuation will be made that would increase the number of Class A common shares authorized for the employee share purchase plan or, without a participant’s consent, would impair the participant’s rights and obligations under the plan.

The employee share purchase plan will terminate upon the earliest of (1) the termination of the employee share purchase plan by our board of directors; (2) the issuance of all of the Class A common shares reserved for issuance under the plan; or (3) the tenth anniversary of the effective date of the employee share purchase plan.

Withholding

We reserve the right to withhold from Class A common shares or cash distributed to a participant any amounts which we are required by law to withhold, or otherwise require a participant to pay such amounts.

Change in Control

In the event of a change in control, the committee may take any actions it deems necessary or desirable with respect to any option as of the date of the consummation of the change in control.

Transferability

Options granted under the employee share purchase plan are not transferable or assignable by the participant other than by will or by the laws of descent and distribution.

United States Federal Income Tax Consequences of Participation in the Employee Share Purchase Plan

The following discussion of the United States federal income tax consequences relating to the employee share purchase plan is based on present United States federal tax laws and regulations and does not purport to be a complete description of the United States federal income tax laws. Participants may also be subject to certain U.S. state and local taxes and non-U.S. taxes, which are not described below.

Upon the purchase of the Class A common shares, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the Class A common shares on the purchase date over the purchase price paid by the participant for the Class A common shares, and we will be entitled to a corresponding deduction for federal income tax purposes. In addition, upon the disposition of the Class A common shares, the participant will recognize a capital gain or loss in an amount equal to the difference between the selling price of the Class A common shares and the fair market value of the Class A common shares on the purchase date. We will not receive a deduction for federal income tax purposes with respect to any capital gain or loss recognized by a participant.

Alternatively, if in the future the employee share purchase plan qualifies as an “employee stock purchase plan” under Section 423 of the Internal Revenue Code of 1986, as amended, different tax consequences will apply. Under the Internal Revenue Code, no taxable income is generally recognized by a participant either as of the grant date or as of the purchase date. Depending upon the length of time the acquired Class A common shares are held by the participant, the federal income tax consequences will vary. If the Class A common shares are held for a period of two years or more from the grant date and for at least one year from the purchase date (the “required period”), and are sold at a price in excess of the purchase price paid by the participant for the Class A common shares, the gain on the sale of the Class A common shares will be taxed as ordinary income to the participant to the extent of the lesser of (1) the amount by which the fair market value of the Class A common shares on the grant date exceeded the purchase price or (2) the amount by which the fair market value of the Class A common shares at the time of their sale exceeded the purchase price. Any portion of the gain not taxed as ordinary income will be treated as long-term capital gain. If the Class A common shares are held for the required period and are sold at a price less than the purchase price paid by the participant for the Class A common shares, the loss on the sale will be treated as a long-term capital loss to the participant. We will not be entitled to any deduction for federal income tax purposes for the Class A common shares held for the required period that are subsequently sold by the participant, whether at a gain or loss.

If a participant disposes of Class A common shares within the required period (a “disqualifying disposition”), the participant will recognize ordinary income in an amount equal to the difference between the purchase price paid by the participant for the Class A common shares and the fair market value of the Class A common shares on the purchase date, and we will be entitled to a corresponding deduction for federal income tax purposes. In addition, if a participant makes a disqualifying disposition at a price in excess of the purchase price paid by the participant for the Class A common shares, the participant will recognize a capital gain in an amount equal to the difference between the selling price of the Class A common shares and the fair market value of the Class A common shares on the purchase date. Alternatively, if a participant makes a disqualifying disposition at a price less than the fair market value of the Class A common shares on the purchase date, the participant will recognize a capital loss in an amount equal to the difference between the fair market value of the Class A common shares on the purchase date and the selling price of the Class A common shares. We will not receive a deduction for federal income tax purposes with respect to any capital gain recognized by a participant who makes a disqualifying disposition.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Reorganization and Related Transactions

We completed a number of transactions in fiscal 2001 and 2002 in order to have Accenture assume a corporate structure. The principal reorganization transactions and related transactions are summarized below.

•
Our partners received shares in our global corporate structure in lieu of their interests in our local business operations. Our partners in Australia, Denmark, France, Italy, Norway, Spain, Sweden and the United States received Accenture SCA Class I common shares in lieu of their interests in our local operations in those countries. Our partners in Canada and New Zealand received Accenture Canada Holdings exchangeable shares in lieu of their interests in our local operations in those countries. Our partners elsewhere received Accenture Ltd Class A common shares in lieu of their interests in our local operations in the relevant countries. Most of our partners receiving Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares received a corresponding number of Accenture Ltd Class X common shares.

•	In connection with our transition to a corporate structure, each partner’s paid-in capital was returned to that partner.

•	We distributed to our partners earnings undistributed as of the date of the consummation of our transition to a corporate structure.

The Offering and Related Transactions

To obtain the Accenture Ltd Class A common shares they will sell in the offering, some of the selling shareholders that received Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares in connection with our transition to a corporate structure will, immediately prior to the offering, redeem or exchange an aggregate of 63,789,769 such shares and receive Accenture Ltd Class A common shares on a one-for-one basis.

For local tax reasons in certain jurisdictions outside the United States, we intend to use proceeds from the offering to acquire or redeem an aggregate of 10,185,884 Class A common shares, Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares from some of our partners and former partners in these jurisdictions at a price equal to the initial price to public less the underwriting discount.

The partners and former partners that are selling shareholders in the offering or from whom we intend to acquire or redeem shares as described above have each agreed to pay to us an amount equal to 3% of the gross proceeds from the disposition of their shares, less the amount of any underwriting discount. We will apply these amounts to cover the expenses of the offering, with the excess being applied to fund the share employee compensation trust.

We expect to indemnify the selling shareholders against certain liabilities, including liabilities arising under the Securities Act of 1933.

Share Management Plan

We recognize the need to address three important objectives related to the ownership of our shares: increased public float, broader ownership of the Accenture Ltd Class A common shares and the orderly entry of our shares into the market. We also recognize the needs of our partners to diversify their portfolios and to achieve additional liquidity over time. To balance these objectives, and to effectively incentivize our current and future partners, we are undertaking the offering and expect to implement a number of arrangements which we refer to collectively as our Share Management Plan and which currently include the components described below.

Common Agreements

Accenture Ltd Common Agreement

We expect that Accenture Ltd and many of the covered persons under the voting agreement described below under “—Voting Agreement” will enter into a common agreement, and each other person who becomes a partner in the future will be required to enter into the common agreement, under which each such covered person will agree not to transfer any of his or her covered shares under the voting agreement until July 24, 2005, except:

•
to participate as a seller in underwritten public offerings (including the offering), share repurchases, sales or redemptions or other transactions, in each case as approved in writing by Accenture Ltd; and/or

•
to estate and/or tax planning vehicles, family members and charitable organizations that become bound by the terms of the common agreement, in each case as approved in writing by Accenture Ltd as further described below under “—Approved Family Transfers.”

Notwithstanding these limitations, a covered person may (1) exchange Accenture Canada Holdings exchangeable shares for Accenture Ltd Class A common shares and (2) pledge his or her covered shares subject to the terms described under “—Voting Agreement—Transfer Restrictions” below.

Partners and former partners party to the voting agreement will continue to be subject to the voting agreement, including provisions that require covered persons to comply with share transfer restrictions imposed by Accenture from time to time in connection with offerings of Accenture Ltd securities, whether or not they enter into the Accenture Ltd common agreement.

Accenture SCA Common Agreement

We expect that Accenture SCA and many of the covered persons under the transfer rights agreement described below under “—Accenture SCA Transfer Rights Agreement” will enter into a common agreement under which each such covered person will agree not to transfer any of his or her covered shares under the transfer rights agreement until July 24, 2005, except:

•
to participate as a seller in underwritten public offerings (including the offering), share repurchases, sales or redemptions or other transactions, in each case as approved in writing by Accenture SCA or Accenture Ltd; and/or

•
to estate and/or tax planning vehicles, family members and charitable organizations that become bound by the terms of the common agreement, in each case as approved in writing by Accenture SCA or Accenture Ltd as further described below under “—Approved Family Transfers.”

Notwithstanding these limitations, (1) a covered person may redeem Accenture SCA Class I common shares, provided that any securities that may be received by such covered person in respect of such redemption shall be subject to the above-described restrictions on transfer and (2) at any time after May 31, 2004, covered persons may require Accenture SCA to redeem their Class I common shares for a redemption price per share generally equal to the lower of the market price of an Accenture Ltd Class A common share and $1, and a covered person may pledge his or her covered shares, in each case subject to the terms described under “—Accenture SCA Transfer Rights Agreement—Transfer Restrictions” below.

We expect that any transfers described above will be approved under Accenture SCA’s articles of association.

Partners and former partners party to the transfer rights agreement will continue to be subject to the transfer rights agreement whether or not they enter into the Accenture SCA common agreement.

Approved Family Transfers

We intend to approve estate and/or tax planning strategies that will allow the value of a partner’s shares to be transferred to a partner’s heirs or charitable donees in tax efficient manners directly or indirectly through tax planning vehicles which may reduce estate, gift, wealth, or income taxes of either the partner or the recipient of the shares. We expect to approve a menu of family transfers that are tailored to the local estate and/or tax planning needs of partners in particular countries and which can be implemented with minimal involvement or expense by Accenture. Partners wishing to use these approved family transfers will be required to work with identified local tax and legal advisors to assure that the transfers comply with Accenture’s requirements.

We intend to impose conditions on these transfers, such as requiring that (1) any transferee be bound by the transfer restrictions of the common agreements, the voting agreement and/or the transfer rights agreement, as applicable, (2) sole voting power over transferred shares be retained by partners, and (3) Accenture be indemnified for any legal or tax liability arising from the use of the approved family transfer. Approved family transfers will only be permitted to the extent that such transfers do not impair the required collateral of shares previously pledged by partners pursuant to the applicable non-competition agreement.

Quarterly Partner Share Transactions

Subject to compliance with applicable laws and the approval from time to time of Accenture Ltd’s board of directors, we expect to enable partners and former partners who are bound by the common agreements with quarterly opportunities to sell or redeem covered shares in transactions with us or third parties at or below market prices. To be eligible for these opportunities, the transfer restrictions in the voting agreement or transfer rights agreement applicable to such shares must no longer be in effect. The number of covered shares a partner or former partner may be permitted to sell or redeem will be reduced by the number of covered shares sold by the partner or former partner in any underwritten public offering.

Partner Payments

We expect that our partners and former partners will, any time they sell shares in Accenture-approved underwritten public offerings, including this offering, pay to us an amount equal to 3% of the gross proceeds from the sale of the shares, less the amount of any underwriting discount. Similarly, our partners and former partners participating in any quarterly share transactions will pay to us an amount equal to 3 1/2% of the gross proceeds, less any brokerage costs. We will apply these amounts to cover our expenses in connection with these transactions, with the excess being applied to fund the share employee compensation trust.

Share Employee Compensation Trust

In order to preserve Accenture’s partnership culture and sense of stewardship, we expect to create a share employee compensation trust to provide select Accenture employee benefits, such as equity awards to future partners. We may contribute any shares repurchased or acquired in connection with any of the various aspects of the Share Management Plan to the trust. We expect that this trust will have an independent trustee with the sole power to vote any shares held in the trust. We expect that this trust will be consolidated in our financial statements.

Future Possibilities

We have designed the common agreements with the flexibility to accommodate changes and additions to the Share Management Plan. We will continue to review other opportunities that are compatible with the objectives of the Share Management Plan. These opportunities may include, among other things, strategies to permit partners to participate in Accenture-approved exchange funds and risk-management arrangements.

Voting Agreement

Following is a description of the material terms of the voting agreement, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Persons and Shares Covered

Accenture Ltd and each of our partners who owns Accenture Ltd Class A or Class X common shares have entered into a voting agreement and each other person who becomes a partner will be required to enter into the voting agreement. We refer to the parties to the voting agreement, other than Accenture Ltd, as “covered persons.”

The Accenture Ltd shares covered by the voting agreement generally include (1) any Accenture Ltd Class X common shares that are held by a partner, (2) any Accenture Ltd Class A common shares beneficially owned by a partner at the time in question and also as of or prior to our initial public offering and (3) any Accenture Ltd Class A common shares if they are received from us while our employee, a partner or in connection with becoming a partner or otherwise acquired if the acquisition is required by us. We refer to the shares covered by the voting agreement as “covered shares.” Accenture Ltd Class A common shares purchased by a covered person in the open market or, subject to certain limitations, in an underwritten public offering, will generally not be subject to the voting agreement. When a covered person ceases to be an employee of Accenture, the shares held by that covered person will no longer be subject to the voting provisions of the voting agreement described below under “—Voting.”

Each partner elected after our initial public offering will agree in the voting agreement to own at least 5,000 Class A common shares by the end of the third year after that covered person becomes a partner and to hold at least that number of shares for so long as that covered person is a partner.

Transfer Restrictions

By entering into the voting agreement, each covered person has agreed, among other things, to:

•	except as described below, maintain beneficial ownership of his or her covered shares received on or prior to July 24, 2001 for a period of eight years thereafter;

•	maintain beneficial ownership of at least 25% of his or her covered shares received on or prior to July 24, 2001 as long as he or she is an employee of Accenture; and

•	comply with certain additional transfer restrictions imposed by or with the consent of Accenture from time to time, including in connection with offerings of securities by Accenture Ltd.

Notwithstanding the transfer restrictions described in this summary, covered persons who continue to be employees of Accenture will be permitted to transfer a percentage of the covered shares owned by them commencing on July 24, 2002 as follows:

Cumulative percentage of shares permitted to be transferred	Years after July 24, 2001
10%	1 year
25%	2 years
35%	3 years
45%	4 years
55%	5 years
65%	6 years
75%	7 years
100%	The later of (a) 8 years and (b) end of employment at Accenture

Partners retiring from Accenture at the age of 50 or above will be permitted to transfer covered shares they own on an accelerated basis commencing on July 24, 2002. In addition, beginning on July 24, 2002, a retired partner who reaches the age of 56 will be permitted to transfer any covered shares he or she owns. Partners who became disabled before our transition to a corporate structure will be permitted to transfer all of their covered shares commencing on July 24, 2002. Partners who become disabled following our transition to a corporate structure will be subject to the general transfer restrictions applicable to our employees or, if disabled after the age of 50, will benefit from the accelerated lapses of transfer restrictions applicable to retired partners.

If Accenture approves in writing a covered person’s pledge of his covered shares to a lender, foreclosures by the lender on those shares, and any subsequent sales of those shares by the lender, are not restricted, provided that the lender must give Accenture a right of first refusal to buy any shares at the market price before they are sold by the lender.

All transfer restrictions applicable to a covered person under the voting agreement terminate upon death.

Notwithstanding the transfer restrictions described in this summary, Class X common shares of Accenture Ltd may not be transferred at any time, except upon the death of a holder of Class X common shares or with the consent of Accenture Ltd.

Accenture Canada Holdings exchangeable shares held by covered persons are also subject to the transfer restrictions in the voting agreement.

We expect that the above-described transfer restrictions will be waived to permit sales in underwritten public offerings (including the offering), share repurchases or redemptions or other transactions approved by Accenture and to permit transfers to estate and/or tax planning vehicles approved by Accenture by those partners that have agreed to restrictions on any other transfers of their equity interests until July 24, 2009. See “—Share Management Plan” for a discussion of the terms of the eight-year restriction on transfer. For a description of the waiver provisions relating to these transfer restrictions, see “—Waivers and Adjustments” below.

Other Restrictions

The voting agreement also prevents covered persons who are employees of Accenture from engaging in the following activities with any person who is not a covered person who is an employee of Accenture or a director, officer or employee of Accenture:

•	participating in a proxy solicitation with respect to shares of Accenture;

•	depositing any covered shares in a voting trust or subjecting any of these shares to any voting agreement or arrangement;

•	forming, joining or in any way participating in a “group” that agrees to vote or dispose of shares of Accenture in a particular manner;

•	except as provided in the partner matters agreement, proposing certain transactions with Accenture;

•	seeking the removal of any member of the board of directors of Accenture Ltd or any change in the composition of Accenture Ltd’s board of directors;

•	making any offer or proposal to acquire any securities or assets of Accenture; or

•	participating in a call for any special meeting of the shareholders of Accenture Ltd.

Voting

Under the voting agreement, prior to any vote of the shareholders of Accenture Ltd, a separate, preliminary vote of the covered shares owned by covered persons who are employees of Accenture will be taken on each matter upon which a vote of the shareholders is proposed to be taken. Subsequently, all of these covered shares will be voted in the vote of the shareholders of Accenture Ltd in accordance with the majority of the votes cast in the preliminary vote.

Notwithstanding the foregoing, in elections of directors, all covered shares owned by covered persons who are our employees will be voted in favor of the election of those persons receiving the highest numbers of votes cast in the preliminary vote. In the case of a vote for an amendment to Accenture Ltd’s constituent documents, or with respect to an amalgamation, liquidation, dissolution, sale of all or substantially all of its property and assets or any similar transaction with respect to Accenture Ltd, all covered shares owned by covered persons who are our employees will be voted against the proposal unless at least 66 2/3% of the votes in the preliminary vote are cast in favor of that proposal, in which case all of these covered shares will be voted in favor of the proposal.

As a result of these voting arrangements and the fact that the shares voted pursuant to the preliminary vote will, immediately following the offering and the transactions related to the offering, comprise approximately 73% of the voting shares of Accenture Ltd, or 72% if the underwriters exercise their overallotment options in full, our partners will effectively control all votes of shareholders of Accenture Ltd.

So long as the covered shares owned by covered persons that are our employees represent a majority of the outstanding voting power of Accenture Ltd, partners from any one country will not have more than 50% of the voting power in any preliminary vote under the voting agreement.

See “Risk Factors—Risks That Relate to Your Ownership of Our Class A Common Shares—We will continue to be controlled by our partners, whose interests may differ from those of our other shareholders.”

Term and Amendment

The voting agreement will continue in effect until the earlier of April 18, 2051 and the time it is terminated by the vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are our employees. The transfer restrictions will not terminate upon the expiration or termination of the voting agreement unless they have been previously waived or terminated under the terms of the voting agreement. The voting agreement may generally be amended at any time by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are our employees. Amendment of the transfer restrictions also requires the consent of Accenture Ltd.

Waivers and Adjustments

The transfer restrictions and the other provisions of the voting agreement may be waived at any time by the partners representatives to permit covered persons to:

•	participate as sellers in underwritten public offerings of common shares and tender and exchange offers and share repurchase programs by Accenture;

•	transfer covered shares to charities, including charitable foundations;

•	transfer covered shares held in employee benefit plans; and

•	transfer covered shares in particular situations (for example, to immediate family members and trusts).

Subject to the foregoing, the provisions of the voting agreement may generally be waived by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are our employees. A general waiver of the transfer restrictions also requires the consent of Accenture Ltd.

Administration and Resolution of Disputes

The terms and provisions of the voting agreement will be administered by the partners representatives, which will consist of persons who are both partners of Accenture and members of Accenture Ltd’s board of directors and who agree to serve in such capacity. The partners representatives will have the sole power to enforce the provisions of the voting agreement. No persons not a party to the voting agreement are beneficiaries of the provisions of the voting agreement.

Accenture SCA Transfer Rights Agreement

Following is a description of the material terms of the transfer rights agreement, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Persons and Shares Covered

Accenture SCA and each of our partners who own shares of Accenture SCA have entered into a transfer rights agreement. We refer to parties to the transfer rights agreement, other than Accenture SCA, as “covered persons.”

The Accenture SCA shares covered by the transfer rights agreement generally include all Class I common shares of Accenture SCA owned by a covered person. We refer to the shares covered by the transfer rights agreement as “covered shares.”

Transfer Restrictions

The articles of association of Accenture SCA provide that shares of Accenture SCA (other than those held by Accenture Ltd) may be transferred only with the consent of the Accenture SCA supervisory board or its delegate, the Accenture SCA partners committee. In addition, by entering into the transfer rights agreement, each party (other than Accenture Ltd) agrees, among other things, to:

•	except as described below, maintain beneficial ownership of his or her covered shares received on or prior to July 24, 2001 for a period of eight years thereafter;

•	maintain beneficial ownership of at least 25% of his or her covered shares received on or prior to July 24, 2001 as long as he or she is an employee of Accenture; and

•	comply with certain other transfer restrictions when requested to do so by Accenture.

Notwithstanding the transfer restrictions described in this summary, covered persons who continue to be employees of Accenture will be permitted to transfer a percentage of the covered shares owned by them commencing on July 24, 2002 as follows:

Cumulative percentage of shares permitted to be transferred	Years after July 24, 2001
10%	1 year
25%	2 years
35%	3 years
45%	4 years
55%	5 years
65%	6 years
75%	7 years
100%	The later of (a) 8 years and (b) end of employment at Accenture

Partners retiring from Accenture at the age of 50 or above will be permitted to transfer covered shares they own on an accelerated basis commencing on the first anniversary of our initial public offering. In addition, beginning on July 24, 2002, a retired partner who reaches the age of 56 will be permitted to transfer any covered shares he or she owns. Partners who became disabled before our transition to a corporate structure will be permitted to transfer all of their covered shares commencing on July 24, 2002. Partners who become disabled following our transition to a corporate structure will be subject to the general transfer restrictions applicable to our employees or, if disabled after the age of 50, will benefit from the accelerated lapses of transfer restrictions applicable to retired partners.

In addition, at any time after the third anniversary of the date of the consummation of our transition to a corporate structure, covered persons holding Accenture SCA Class I common shares may, without restriction, require Accenture SCA to redeem any Accenture SCA Class I common share held by such holder for a redemption price per share generally equal to the lower of the market price of an Accenture Ltd Class A common share and $1. Accenture SCA may, at its option, pay this redemption price in cash or by delivering Accenture Ltd Class A common shares.

If Accenture approves in writing a covered person’s pledge of his covered shares to a lender, foreclosures by the lender on those shares, and any subsequent sales of those shares by the lender, are not restricted, provided that the lender must give Accenture a right of first refusal to buy any shares at the market price before they are sold by the lender.

All transfer restrictions applicable to a covered person under the transfer rights agreement terminate upon death.

We expect that the above-described transfer restrictions will be waived to permit sales in underwritten public offerings (including the offering), share repurchases or redemptions or transfers in other transactions approved by Accenture and to permit transfers to estate and/or tax planning vehicles approved by Accenture by those partners that have agreed to restrictions on any other transfers of their equity interests until July 24, 2009. See “—Share Management Plan” for a discussion of the terms of the eight-year restriction on transfer. For a description of the waiver provisions relating to these transfer restrictions, see “—Waivers and Adjustments” below.

Term and Amendment

The transfer rights agreement will continue in effect until the earlier of April 18, 2051 and the time it is terminated by the vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are our employees. The transfer restrictions will not terminate upon the expiration or termination of the transfer rights agreement unless they have been previously waived or terminated under the terms of the transfer rights agreement. The transfer rights agreement may generally be amended at any time by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are our employees. Amendment of the transfer restrictions also requires the consent of Accenture SCA.

Waivers and Adjustments

The transfer restrictions and the other provisions of the transfer rights agreement may be waived at any time by the Accenture SCA partners committee to permit covered persons to:

•	participate as sellers in underwritten public offerings of common shares and tender and exchange offers and share repurchase programs by Accenture;

•	transfer covered shares to charities, including charitable foundations;

•	transfer covered shares held in employee benefit plans; and

•	transfer covered shares in particular situations (for example, to immediate family members and trusts).

Subject to the foregoing, the provisions of the transfer rights agreement may generally be waived by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. A general waiver of the transfer restrictions also requires the consent of Accenture SCA.

Administration and Resolution of Disputes

The terms and provisions of the transfer rights agreement will be administered by the Accenture SCA partners committee, which will consist of persons who are both partners of Accenture and members of the supervisory board of Accenture SCA and who agree to serve in such capacity. The Accenture SCA partners committee will have the sole power to enforce the provisions of the transfer rights agreement. No persons not a party to the transfer rights agreement are beneficiaries of the provisions of the transfer rights agreement.

Partner Matters Agreement

Following is a description of the material terms of the partner matters agreement, the form of which has been filed as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

General; Persons and Shares Covered

Accenture Ltd and, with limited exceptions, each of our partners have entered into a partner matters agreement and each other person who becomes a partner will be required to enter into the partner matters agreement. The purpose of the partner matters agreement is to establish procedures for continued involvement of our partners in certain Accenture governance issues. Partners will vote in partner matters votes held in accordance with the partner matters agreement based on, generally, (1) all Accenture Ltd common shares, restricted share units and options to acquire Accenture Ltd common shares held by a partner if they were received from us as a partner or in connection with becoming a partner and (2) all Accenture Ltd common shares otherwise acquired by a partner if the acquisition is required by us. Accenture Ltd common shares, restricted share units and options to acquire Accenture Ltd common shares acquired as our employee, prior to becoming a partner, will not be relevant to a partner’s vote in a partner matters vote. Accenture Ltd common shares purchased by partners in the open market will also not be relevant to a partner’s vote in a partner matters vote, unless such purchase was required by us.

The partner matters agreement provides, among other things, mechanisms for our partners to:

•	select, for three to five years after July 24, 2001, five partner nominees for membership on the board of directors of Accenture Ltd;

•
make a non-binding recommendation to the board of directors of Accenture Ltd through a committee of partners regarding the selection of a chief executive officer of Accenture Ltd in the event a new chief executive officer is appointed within the first four years after July 24, 2001;

•	vote on new partner admissions;

•	approve the partners’ income plan as described below; and

•	hold a non-binding vote with respect to any decision to eliminate or materially change the current practice of allocating partner compensation on a relative, or “unit,” basis.

Under the terms of the partner matters agreement, a partners’ income committee, consisting of the chief executive officer and partners he or she appoints, reviews evaluations and recommendations concerning the performance of partners and determines relative levels of income participation, or unit allocation. Based on its review, the committee will prepare a partners’ income plan, which then must be submitted to the partners in a partner matters vote. If the plan is approved by a 66 2/3 % partner matters vote, it is (1) subject to the impact on overall unit allocation of determinations by the board of directors or the compensation committee of the board of directors of the unit allocation for the executive officers, binding with respect to the income participation or unit allocation of all partners other than the principal executive officers of Accenture Ltd (including the chief executive officer), unless otherwise determined by the board of directors and (2) submitted to the compensation committee of the board of directors as a recommendation with respect to the income participation or unit allocation of the chief executive officer and the other principal executive officers of Accenture Ltd.

Partners continue to vote on the admission of new partners. New partners will be approved by a 66 2/3% partner matters vote.

Term and Amendment; Waivers and Adjustments

The partner matters agreement will continue in effect until it is terminated by a 66 2/3% partner matters vote.

Any partner who ceases to be a partner of Accenture will no longer be a party to the partner matters agreement. The partner matters agreement may generally be amended or waived at any time by a 66 2/3% partner matters vote.

Administration and Resolution of Disputes

The terms and provisions of the partner matters agreement will be administered by the partner matters representatives, who will consist of persons who are both partners of Accenture and members of Accenture Ltd’s board of directors and who agree to serve in such capacity. The partner matters representatives will have the sole power to enforce the provisions of the partner matters agreement. No persons not a party to the partner matters agreement are beneficiaries of the provisions of the partner matters agreement.

Non-Competition Agreement

Following is a description of the material terms of the non-competition agreements, the forms of which have been filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Persons Covered

Each of our partners as of the date of the consummation of our transition to a corporate structure has entered into a non-competition agreement.

Restricted Activities

Each partner party to a non-competition agreement has agreed that, for a “restricted period” ending on the later of five years following the date of the initial public offering or 18 months following the termination of that partner’s employment with us or our affiliates, he or she will not (1) associate with and engage in consulting services for any competitive enterprise or (2) solicit or assist any other entity in soliciting any client or prospective client for the purposes of providing consulting services, perform consulting services for any client or prospective client, or interfere with or damage any relationship between us and a client or prospective client.

In addition, each partner has agreed that for the restricted period he or she will not solicit or employ any Accenture employee or any former employee who ceased working for us within an eighteen-month period before or after the date on which the partner’s employment with us or our affiliates terminated.

Enforcement

Each partner has agreed that if the partner were to breach any provisions of the non-competition agreement, we would be entitled to equitable relief restraining that partner from committing any violation of the non-competition agreement. In addition, each partner has agreed that if the partner were to breach any provisions of the non-competition agreement, he or she will pay to us a predetermined amount as and for liquidated damages and that those liquidated damages will be secured by that partner’s shares pursuant to a pledge agreement, which has been entered into by the parties. Notwithstanding the pledge agreement, partners will be permitted to dispose of their pledged securities in accordance with the terms of the voting agreement or the transfer rights agreement, as the case may be, and to receive the proceeds from such dispositions.

Because the laws concerning the enforcement of non-competition agreements vary, we may not be able to strictly enforce these terms in all jurisdictions.

Waiver and Termination

We may waive non-competition agreements or any portion thereof with the consent of, and in the discretion of, the chief executive officer of Accenture Ltd. The non-competition agreements will terminate upon a change in control of Accenture Ltd.

Partner Liquidity Arrangements

We have entered into agreements with Salomon Smith Barney, Inc. that enable certain of our partners to borrow from Salomon Smith Barney up to the lesser of a year’s salary or approximately ten percent of the partner’s equity interest in Accenture. The loans are obligations of the individual partners, and not Accenture, and are secured by the individual partner’s equity interest in Accenture, which, as discussed under “—Non-Competition Agreement,” also secure the partner’s obligations under a non-competition agreement. These loans are intended for the purpose of increasing the personal liquidity of those partners for the four-year period following our initial public offering in July 2001 and may not exceed $150 million in the aggregate without the consent of Salomon Smith Barney. The agreements provide that the proceeds of any sale of shares securing a partner’s loan will be applied first to reduce the outstanding loan balance. Salomon Smith Barney can declare any loan immediately repayable in certain circumstances. As of February 28, 2002, an aggregate of $7.8 million was authorized to be drawn by 28 partners under these arrangements. We do not intend to expand or otherwise modify this program.

Partner Tax Costs

We have informed our partners that if a partner reports for tax purposes the reorganization transactions described in this prospectus in a manner satisfactory to us, we will provide a legal defense to that partner if his or her reporting position is challenged by the relevant tax authority. In the event such a defense is unsuccessful, and the partner is then subject to extraordinary financial disadvantage, we will review such circumstances for any individual partner and find an appropriate way to avoid severe financial damage to an individual partner.

Relationship with Andersen Worldwide and Arthur Andersen

Arbitration Award and Termination of Contracts

As a result of a restructuring in 1989, we and our “member firms,” which are now our subsidiaries, became legally separate and distinct from the Arthur Andersen firms. Thereafter, until August 7, 2000, we had contractual relationships with an administrative entity, Andersen Worldwide, and indirectly with the separate Arthur Andersen firms under various member firm agreements whereby we and our member firms, on the one hand, and Arthur Andersen and its member firms, on the other hand, were two stand-alone business units linked through such agreements to Andersen Worldwide for administrative and other services. On December 17, 1997, the Accenture member firms began a binding arbitration seeking the termination of these contractual relationships and other relief.

On August 7, 2000, the parties to the arbitration were notified that the tribunal appointed by the International Chamber of Commerce in its final award, dated July 28, 2000, had terminated our contractual relationships with the Andersen Worldwide administrative entity and all Arthur Andersen member firms as of August 7, 2000. Under the terms of the final award, Accenture, and each of the member firms comprising it, was required to cease using the Andersen name or any derivative thereof, no later than December 31, 2000. On January 1, 2001, we began to conduct business under the name Accenture.

On December 19, 2000, Andersen Worldwide and Arthur Andersen LLP, on behalf of themselves and all other Arthur Andersen member firms, partners, shareholders and others, and Accenture Partners, S.C. and Accenture LLP, on behalf of themselves and all other Accenture member firms, partners, shareholders and others, executed a binding memorandum of understanding agreement to settle and resolve all existing and potential disputes among the parties concerning the implementation of the final award and the termination of our contractual relationships with Andersen Worldwide and Arthur Andersen, including the discharge and release of all obligations of parties under the terminated member firm agreements between the Accenture member firms and Andersen Worldwide. The memorandum of understanding agreement provided for the parties to enter into a number of definitive agreements with respect to services, subleases, releases and indemnities and to finalize other contractual arrangements among the parties. It also contained provisions for specified uses by Accenture of its former name. On March 1, 2001, Accenture, Andersen Worldwide and Arthur Andersen completed implementation of the memorandum of understanding agreement by executing releases and indemnities, finalizing other arrangements among the parties and entering into services agreements under which:

•	Arthur Andersen will provide services, including tax services, to Accenture for six years for $60 million per year.

•
Arthur Andersen will provide accommodations and related facility use services to Accenture at its training facility in St. Charles, Illinois, for specified occupancy rates for five years for $60 million per year.

•	Accenture will provide Arthur Andersen with consulting services at no cost to Arthur Andersen for five years up to $22.5 million per year at our published billing rate.

Tax Sharing Agreement

During our association with Andersen Worldwide and Arthur Andersen, we agreed to allocate specified responsibilities and obligations relating to the preparation and filing of tax returns, the payment of tax liabilities and the control and contest of administrative or legal proceedings relating to tax matters between our two groups. On March 1, 2001, in connection with the settlement described above, Accenture entered into a tax sharing agreement with Andersen Worldwide and Arthur Andersen which describes how any unresolved tax matters will be addressed following the termination of our contractual relationships. In general, liability for specified additional taxes relating to joint business returns of Accenture and Andersen Worldwide and Arthur Andersen for taxable periods ending on or before the termination of our contractual relationships will be allocated between us and Andersen Worldwide and Arthur Andersen as if we had no contractual relationships with one another at the time the taxes arose. Liability for all other taxes relating to taxable periods ending on or before the termination of our agreements will be allocated to the party responsible for preparing and filing the tax return with respect to those taxes. The contest of audits and administrative or court proceedings relating to these taxes will generally be controlled by the party responsible for filing the tax returns that are the subject of the audit or proceeding.

Loan to Executive Officer

In September 2001, Harry L. You, our Chief Financial Officer, received a loan in the aggregate principal amount of $109,769 in connection with his initial employment. The loan bore interest at the rate of 6.5% per annum and has been paid in full.

PRINCIPAL AND SELLING SHAREHOLDERS

Security Ownership of Certain Beneficial Owners

The table below shows the only persons known by us to be beneficial owners of more than 5% of Accenture Ltd’s Class A or Class X common shares as of February 28, 2002, before and after this offering, and assumes that the underwriters do not exercise their overallotment options.

	Accenture Ltd Class A common shares beneficially owned prior to the offering		Accenture Ltd Class A common shares beneficially owned after the offering		Accenture Ltd Class X common shares beneficially owned prior to the offering		Accenture Ltd Class X common shares beneficially owned after the offering		Percentage of the total number of Class A and Class X common shares beneficially owned before the offering	Percentage of the total number of Class A and Class X common shares beneficially owned after
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage		the offering
Name and Address of Beneficial Owner
Parties to the voting provisions of the Voting Agreement
c/o Accenture Ltd Cedar House, 41 Cedar Avenue Hamilton HM12, Bermuda (1)	199,838,832	58.1%		%	469,183,040	79.4%		%	71.5%	%
Stichting Naritaweg I
Naritaweg 155 1043 BW Amsterdam The Netherlands	—	—		%	34,737,706	5.9%		%	3.7%	%
Stichting Naritaweg II
Naritaweg 155 1043 BW Amsterdam The Netherlands	—	—		%	42,299,410	7.2%		%	4.5%	%

(1)
Each party to Voting Agreement disclaims beneficial ownership of the shares subject to the Voting Agreement owned by any other party to the agreement. See “Certain Relationships and Related Transactions—Voting Agreement.”

Two Dutch foundations, Stichting Naritaweg I and Stichting Naritaweg II, hold Accenture Ltd Class X common shares that would otherwise have been held by some of our partners. These foundations’ shares will be voted in any vote of Accenture Ltd shareholders in accordance with the preliminary vote taken by our partners, although the foundations will not participate in the preliminary vote. See “Certain Relationships and Related Transactions—Voting Agreement” for a discussion of the preliminary vote.

Security Ownership of Management

The following table sets forth, as of February 28, 2002, information regarding beneficial ownership of Accenture Ltd Class A and Class X common shares held by (1) each of our directors and named executive officers and (2) all of our directors and executive officers as a group. To our knowledge, except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to the shares beneficially owned by them. For purposes of the table below “beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares that such person has the right to acquire within 60 days after February 28, 2002. For purposes of computing the percentage of outstanding Accenture Ltd Class A and/or Class X common shares held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days after the date of this proxy statement are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

	Accenture Ltd Class A common shares beneficially owned prior to the offering			Accenture Ltd Class A common shares beneficially owned after the offering		Accenture Ltd Class X common shares beneficially owned prior to the offering			Accenture Ltd Class X common shares beneficially owned after the offering		Percentage of the total number of Class A and Class X common shares beneficially owned before the offering		Percentage of the total number of Class A and Class X common shares beneficially owned after
Name	Number	Percentage		Number	Percentage	Number	Percentage		Number	Percentage			the offering
Directors and named executive officers:
Joe W. Forehand (1)(2)	1,000	*	%		%	1,406,889	**	%		%	***	%	%
Stephan A. James (1)(3)	—	*				1,148,676	**	%			***	%
Steven A. Ballmer	—	*				—	**	%			***	%
Dina Dublon	—	*				—	**	%			***	%
Karl-Heinz Flöther (1)	926,347	*				—	**	%			***	%
Joel P. Friedman (1)(4)	—	*				840,257	**	%			***	%
William D. Green (1)(5)	—	*				1,087,985	**	%			***	%
Robert I. Lipp	125,000	*				—	**	%			***	%
Blythe J. McGarvie	—	*				—	**	%			***	%
Mark Moody-Stuart	—	*				—	**	%			***	%
Masakatsu Mori (1)	892,495	*				—	**	%			***	%
Wulf von Schimmelmann	—	*				—	**	%			***	%
Diego Visconti (1)(6)	—	*				—	**	%			***	%
Jackson L. Wilson, Jr. (1)(7)	—	*				1,187,063	**	%			***	%
Michael G. McGrath (1)(8)	—	*				1,057,938
All directors and executive officers As a group (27 persons)	3,587,973	1.1%			%	12,668,359	2.1%			%	1.6%		%

*	Less than 1% of Accenture Ltd Class A common shares outstanding.
**	Less than 1% of Accenture Ltd Class X common shares outstanding.
***	Less than 1% of the total number of Accenture Ltd Class A and Class X common shares outstanding.
(1)
Excludes any common shares subject to the voting agreement referred to below that are owned by other parties to the voting agreement. While each of Joe W. Forehand, Stephan A. James, Karl-Heinz Flöther, Joel P. Friedman, William D. Green, Masakatsu Mori, Diego Visconti, Jackson L. Wilson, Jr. and Michael G. McGrath is a party to the voting agreement and the Accenture Ltd common shares beneficially owned by these persons are subject thereto, each disclaims beneficial ownership of the common shares subject to the voting agreement other than those specified above for each such person individually. See “Certain Relationships and Related Transactions—Voting Agreement.”

(2)	Joe W. Forehand owns 1,406,889 Class I common shares of Accenture SCA prior to the offering and will own Class I common shares after the offering.
(3)	Stephan A. James owns 1,148,676 Class I common shares of Accenture SCA prior to the offering and will own Class I common shares after the offering.
(4)	Joel P. Friedman owns 840,257 Class I common shares of Accenture SCA prior to the offering and will own Class I common shares after the offering.
(5)	William D. Green owns 1,087,985 Class I common shares of Accenture SCA prior to the offering and will own Class I common shares after the offering.
(6)	Diego Visconti owns 945,582 Class I common shares of Accenture SCA prior to the offering and will own Class I common shares after the offering.
(7)	Jackson L. Wilson, Jr. owns 1,187,063 Class I common shares of Accenture SCA prior to the offering and will own Class I common shares after the offering.
(8)	Michael G. McGrath owns 1,057,938 Class I common shares of Accenture SCA prior to the offering and will own Class I common shares after the offering.

Selling Shareholders

The following table sets forth the name and the number of Class A common shares being offered in the offering by each selling shareholder that is (1) one of our directors or executive officers or (2) not a natural person.

Name	Number of Class A common shares offered

In addition to the selling shareholders named in the preceding table,              partners or former partners from              countries are offering an aggregate of                  Class A common shares. The number of Class A common shares being offered by each such partner or former partner ranges from              to              , and such partners and former partners are each offering, on average,              Class A common shares.

No selling shareholder owns more than 1% of Accenture Ltd’s Class A common shares before the offering and the transactions related to the offering and no selling shareholder will own more than 1% of Accenture Ltd’s Class A common shares after the offering and related transactions.

We have been advised by our partners and former partners in certain countries and by our external risk advisors that publication of net worth-related information subjects those partners and former partners to increased personal security risks.

DESCRIPTION OF SHARE CAPITAL

The following summary is a description of the material terms of Accenture Ltd’s share capital. We have filed Accenture Ltd’s memorandum of continuance and bye-laws as exhibits to the registration statement of which this prospectus is a part.

General

The authorized share capital of Accenture Ltd is $517,500 divided into:

•	20,000,000,000 Class A common shares, par value $0.0000225 per share;

•	1,000,000,000 Class X common shares, par value $0.0000225 per share; and

•	2,000,000,000 preferred shares, par value $0.0000225 per share.

Common Shares

Immediately before the offering and the transactions related to the offering Accenture Ltd will have 406,927,672 Class A common shares outstanding (this figure is deemed to include  68,112,102 fully-vested restricted share units) and 591,161,472 Class X common shares outstanding. Immediately after the offering and related transactions Accenture Ltd will have  476,216,492 Class A common shares outstanding (this figure is deemed to include  58,019,301 fully-vested restricted share units) and  521,590,617 Class X common shares outstanding. To obtain the Accenture Ltd Class A common shares that they will sell in the offering, certain selling shareholders will redeem or exchange Accenture SCA Class I common shares or Accenture Canada Holdings Inc. exchangeable shares for Accenture Ltd Class A common shares on a one-for-one basis at the time of the offering. Accenture Ltd will redeem a corresponding number of Accenture Ltd Class X common shares from such selling shareholders at that time.

Voting

Holders of Accenture Ltd’s Class A common shares and Class X common shares are entitled to one vote per share held of record on all matters submitted to a vote of shareholders at which they are present in person or by proxy.

Mandatory Redemption

Accenture Ltd may, at its option, redeem at any time any Class X common share for a redemption price equal to the par value of the Class X common share. Accenture Ltd has agreed with each partner who holds Class X common shares, however, not to redeem any Class X common share of a holder if such redemption would reduce the number of Class X common shares held by such holder to a number that is less than the number of Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares held by that holder, as the case may be.

Dividends

Each Class A common share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which Accenture Ltd’s board of directors from time to time determines to declare, subject to any preferred dividend rights attaching to any preferred shares. Class X common shares are not entitled to dividends.

Liquidation Rights

Each Class A common share is entitled on a winding-up of Accenture Ltd to be paid a pro rata part of the value of the assets of Accenture Ltd remaining after payment of its liabilities, subject to any preferred rights on liquidation attaching to any preferred shares. Class X common shares are not entitled to be paid any amount upon a winding-up of Accenture Ltd.

Election of Directors

The election of the directors of Accenture Ltd is determined by a majority of the votes cast at the general meeting at which the directors are elected. Shareholders of Accenture Ltd do not have cumulative voting rights. Accordingly, the holders of a majority of the voting rights attaching to our common shares will, as a practical matter, be entitled to control the election of all directors. After this offering and the transactions related to the offering, our partners will, assuming no exercise of the underwriters’ overallotment options, collectively control approximately 73% of such voting rights and will therefore have the power to control the election of all of the Accenture Ltd directors.

Accenture Ltd’s board of directors has the power to appoint directors to fill vacancies on the board and, if authorized by resolution of the shareholders, to appoint additional directors.

Accenture Ltd’s board of directors has adopted guidelines providing that, except for our Chief Executive Officer and up to two additional inside directors designated by our Chief Executive Officer, Accenture Ltd’s directors will not be allowed to serve more than three consecutive terms.

Under Accenture Ltd’s bye-laws, for so long as the shares owned by partners which are subject to the voting provisions of the voting agreement represent a majority of Accenture Ltd’s voting power, a director may be removed at the direction of the partners representatives. Once the shares subject to the voting provisions of the voting agreement no longer represent a majority of Accenture Ltd’s voting power, a director may be removed at the request of not less than 75% of the other directors. Any vacancy created by the removal of a director may be filled by the board of directors.

Other Rights

Class X common shares are not entitled to any dividend or liquidation rights or, except as described herein, any other rights.

No Pre-emptive Rights

Holders of common shares of Accenture Ltd have no pre-emptive rights.

Transfer

Class A common shares are, subject to the restrictions and requirements described in this prospectus, transferable by their holders. Class X common shares are transferable by their holders only with the consent of Accenture Ltd.

Preferred Shares

Accenture Ltd has created 2,000,000,000 authorized preferred shares, par value $0.0000225 per share, the rights and preferences of which are currently undesignated. The board of directors of Accenture Ltd has the authority to issue the preferred shares in one or more series and to fix the rights, preferences, privileges and restrictions attaching to those shares, including dividend rights, conversion rights, voting rights, redemption terms and prices, liquidation preferences and the numbers of shares constituting any series and the designation of any series, without further vote or action by the shareholders.

Any series of preferred shares could, as determined by our board of directors at the time of issuance, rank senior to our common shares with respect to dividends, voting rights, redemption and liquidation rights. These preferred shares are of the type commonly known as “blank-check” preferred stock.

At present, Accenture Ltd has no plans to issue any preferred shares.

Bermuda Law

Accenture Ltd is an exempted company organized under the Companies Act 1981 of Bermuda. The rights of Accenture Ltd’s shareholders, including those persons who will become shareholders in connection with this offering, are governed by Bermuda law and our memorandum of continuance and bye-laws. The Companies Act 1981 of Bermuda differs in some material respects from laws generally applicable to United States corporations and their shareholders. The following is a summary of the material provisions of Bermuda law and Accenture Ltd’s organizational documents.

Dividends

Under Bermuda law, a company may pay dividends that are declared from time to time by its board of directors unless there are reasonable grounds for believing that the company is or would, after payment, be unable to pay its liabilities as they become due or that the realizable value of its assets would as a result be less than the aggregate of its liabilities and issued share capital and share premium accounts.

Voting Rights

Under Bermuda law, except as otherwise provided in the Companies Act 1981 of Bermuda or Accenture Ltd’s bye-laws, questions brought before a general meeting of shareholders are decided by a majority vote of shareholders present in person or by proxy at the meeting. Accenture Ltd’s bye-laws provide that, subject to the provisions of the Companies Act 1981 of Bermuda, any question proposed for the consideration of the shareholders will be decided by a simple majority of the votes cast (except in the case of amendments to certain provisions of the bye-laws of Accenture Ltd such as those relating to amalgamations, discontinuances, asset sales and the appointment and resignation of directors, where an 80% majority may be required if such amendments are not approved by the board of directors). A description of the voting rights attaching to Accenture Ltd Class A common shares and Class X common shares is set out above.

Rights in Liquidation

Under Bermuda law, in the event of a liquidation or winding-up of a company, after satisfaction in full of all claims and creditors and subject to the preferential rights accorded to any series of preference shares and subject to any specific provisions of the company’s bye-laws, the proceeds of the liquidation or winding-up are distributed pro rata among the holders of common shares. A description of the specific liquidation rights attaching to Accenture Ltd Class A common shares and Class X common shares is set out above.

Meetings of Shareholders

Under Bermuda law, a company is required to convene at least one shareholders’ meeting each calendar year. Bermuda law provides that a special general meeting may be called by the board of directors and must be called upon the request of shareholders holding not less than 10% of the paid-up share capital of the company carrying the right to vote. Bermuda law also requires that shareholders be given at least five days’ advance notice of a general meeting, but the accidental omission to give notice to any person does not invalidate the proceedings at a meeting. Under Accenture Ltd’s bye-laws, we must give each shareholder at least 30 days’ notice of the annual general meeting and at least 10 days’ notice of any special general meeting.

Under Bermuda law, the number of shareholders constituting a quorum at any general meeting of shareholders is determined by the bye-laws of a company. Accenture Ltd’s bye-laws provide that the presence in person or by proxy of two or more shareholders entitled to attend and vote and holding shares representing more than 50% of the voting power constitutes a quorum (except in certain exceptional cases where a greater number is required).

Access to Books and Records and Dissemination of Information

Members of the general public have the right to inspect the public documents of a company available at the office of the Registrar of Companies in Bermuda. These documents include a company’s certificate of incorporation or continuance, its memorandum of association or continuance, including its objects and powers, and any alteration to its memorandum of association or continuance. The shareholders have the additional right to inspect the bye-laws of the company, minutes of general meetings and the company’s audited financial statements. The register of shareholders of a company is also open to inspection by shareholders without charge and by members of the general public on the payment of a fee. A company is required to maintain its share register in Bermuda but may, subject to the provisions of Bermuda law, establish a branch register outside Bermuda. Accenture Ltd maintains its principal share register in Hamilton, Bermuda. A company is required to keep at its registered office a register of its directors and officers which is open for inspection for not less than two hours each day by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records.

Board Actions

Under Bermuda law, the directors of a Bermuda company owe their fiduciary duty principally to the company rather than the shareholders. Accenture Ltd’s bye-laws provide that certain actions are required to be approved by our board of directors. Actions must be approved by a majority of the votes present and entitled to be cast at a properly convened meeting of Accenture Ltd’s board of directors.

Accenture Ltd’s bye-laws provide that a director of Accenture Ltd may (but is not required to) in taking any action (including an action that may involve or relate to a change of control or potential change of control of Accenture Ltd) consider, among other things, the effects that the action may have on other interests or persons (including Accenture Ltd’s shareholders, our partners, retired partners and employees and the communities in which we do business) as long as the director acts honestly and in good faith with a view to the best interests of Accenture Ltd.

Amendment of Memorandum of Continuance and Bye-laws

Bermuda law provides that the memorandum of association or continuance of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association or continuance, other than an amendment that alters or reduces a company’s share capital, also requires the approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion. Accenture Ltd’s bye-laws may be amended by its board of directors if the amendment is approved by shareholders by a resolution passed by the holders of a majority of the votes cast (except in limited instances, where the bye-law amendment has not been approved by the board of directors and where the approval of a resolution in favor of which the holders of not less than 80% of the voting power have voted).

Under Bermuda law, the holders of an aggregate of no less than 20% in par value of a company’s issued share capital or any class of issued share capital have the right to apply to the Bermuda Court for an annulment of any amendment of the memorandum of association or continuance adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda Court. An application for the annulment of an amendment of the memorandum of association or continuance must be made within 21 days after the date on which the resolution altering the company’s memorandum is passed and may be made on behalf of the persons entitled to make the application by one or more of their number as they may appoint in writing for the purpose. No such application may be made by persons voting in favor of the amendment.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation of a Bermuda company with another company, a shareholder who is not satisfied that fair value has been paid for his or her shares in the Bermuda company may apply to the Bermuda Court to appraise the fair value of his or her shares. Under Bermuda law and Accenture Ltd’s bye-laws, the amalgamation of Accenture Ltd with another company requires the amalgamation agreement to be approved by Accenture Ltd’s board of directors and by resolution of the shareholders of Accenture Ltd.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or continuance or bye-laws. Further consideration would be given by the Bermuda Court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or compelling the purchase of the shares of any shareholder, by other shareholders or by the company.

Transfer Agent and Registrar

Equiserve Trust Company, N.A. serves as transfer agent and branch registrar for the Class A common shares in the United States. Reid Management Ltd serves as transfer agent and principal registrar for the Class A common shares in Bermuda.

SHARES ELIGIBLE FOR FUTURE SALE

Sales of substantial amounts of Accenture Ltd Class A common shares, or the perception of these sales, may adversely affect the price of the Class A common shares and impede our ability to raise capital through the issuance of equity securities in the future. A substantial number of Class A common shares are eligible for future sale as described below:

•
802,000,279 Class A common shares held by our partners and former partners or issuable upon redemption or exchange of Accenture SCA Class I common shares and Accenture Canada Holdings exchangeable shares held by our partners and former partners are subject to contractual transfer restrictions. We expect that many of our current and former partners, including all of the current and former partners that will be participating in the offering and the transactions related to the offering, will agree not to transfer their equity interests in Accenture until July 24, 2005, except for sales in underwritten public offerings, share repurchases, sales or redemptions or other transactions, in each case as approved by Accenture, or to estate and/or tax planning vehicles approved by Accenture. See “Certain Relationships and Related Transactions—Share Management Plan—Common Agreements.” The existing transfer restrictions in the voting agreement and the transfer rights agreement, which generally restrict sales until July 24, 2002 and then permit sales in increasing amounts over the subsequent seven years, will continue to apply to our partners and former partners. These transfer restrictions will be waived, however, to permit the Accenture-approved transactions described above. These contractual restrictions on transfer may not be enforceable in all cases. See “Certain Relationships and Related Transactions—Voting Agreement” and “—Accenture SCA Transfer Rights Agreement.” Accenture expects to approve the transfer by its partners of 100,000,000 of these Class A common shares in connection with the offering and to approve additional transfers from time to time prior to 2005. These Class A common shares will also be subject to the underwriters’ lock-up described under “Underwriting.”

The Class A common shares held by our partners and the Class A common shares that may be received by our partners in exchange for their Accenture SCA Class I common shares or Accenture Canada Holdings exchangeable shares will be “restricted” securities within the meaning of Rule 144. These restricted securities may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption contained in Rule 144. In addition, any share acquired by an “affiliate” of Accenture Ltd will be transferable to the public in accordance with Rule 144.

•	In addition, 69,404,361 Class A common shares underlying restricted share units granted in connection with our initial public offering generally are scheduled to be delivered as follows:

Number of Shares	Scheduled Delivery Date
11,762,697	July 19, 2002
17,494,371	January 19, 2003
8,374,688	July 19, 2003
19,433,929	July 19, 2004
1,893,227	July 19, 2005
1,893,186	July 19, 2006
1,893,227	July 19, 2007
1,893,382	July 19, 2008
4,765,654	July 19, 2009

We intend to accelerate the delivery of 10,092,801 of the 11,762,697 Class A common shares originally scheduled to be delivered on July 19, 2002 to immediately prior to the offering to allow partners holding these restricted share units to participate in the offering as selling shareholders. In addition, 4,999,928 Class A common shares underlying restricted share units granted since our initial public offering generally are scheduled to be delivered over a period of eight years, beginning on July 19, 2002 and 19,350 Class A common shares underlying restricted share units granted to certain directors generally are scheduled to be delivered 12 months after the grant date.

24,405,415  of these Class A common shares underlie restricted share units granted to current partners, and we expect that, when delivered, these Class A common shares will be subject to contractual restrictions on transfer. See “Certain Relationships and Related Transactions—Share Management Plan.”

•
In addition, 89,233,584 Class A common shares are issuable pursuant to options granted in connection with our initial public offering, of which 14,275,000 generally will become exercisable in five equal annual installments beginning on July 19, 2002, 74,658,584 generally will become exercisable in four equal annual installments beginning on July 19, 2002 and 300,000 generally will become exercisable on January 19, 2005. In addition, 1,125,000 Class A common shares are issuable pursuant to options granted since our initial public offering. These options generally will become exercisable in five equal annual installments beginning on the first anniversary of their grant dates.

15,575,000 of these Class A common shares are issuable pursuant to options which have been granted to current partners, and we expect that, when delivered, these Class A common shares will be subject to contractual restrictions on transfer. See “Certain Relationships and Related Transactions—Share Management Plan.”

Except with the prior written consent of  Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, Accenture Ltd and its partners and former partners, including the selling shareholders, have agreed not to dispose of or hedge any of their Class A common shares or securities convertible into or exchangeable for Class A common shares during the period from the date of this prospectus continuing through the date 365 days after the date of this prospectus, subject to a number of specified exceptions.

We have filed a registration statement with the Securities and Exchange Commission in order to register the reoffer and resale of the Class A common shares issued pursuant to the restricted share units and options to purchase Class A common shares granted under our share incentive plan and employee share purchase plan. As a result, any Class A common shares delivered or purchased pursuant to these awards will, subject to applicable contractual restrictions, be freely transferable to the public unless the Class A common shares are acquired by an “affiliate” of Accenture Ltd. Any Class A common shares acquired by an “affiliate” of Accenture Ltd will be transferable to the public in accordance with Rule 144.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated together), including an affiliate, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of these shares that does not exceed the greater of:

•	one percent of the then outstanding Class A common shares; or

•
the average weekly trading volume in Class A common shares on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of this sale is filed, provided that requirements concerning availability of public information, manner of sale and notice of sale are satisfied.

In addition, affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell Class A common shares that are not restricted securities within the meaning of that rule. Under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned restricted shares for at least two years may resell these shares without compliance with the foregoing requirements.

See “Risk Factors—Risks That Relate to Your Ownership of Our Class A Common Shares—Our share price may decline due to the large number of Class A common shares eligible for future sale.”

CERTAIN INCOME TAX CONSEQUENCES

Taxation of Accenture Ltd

Under current Bermuda law, we are not subject to tax in Bermuda on our income or capital gains. Furthermore, we have obtained from the Minister of Finance of Bermuda, under the Exempted Undertakings Tax Protection Act 1966, an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on any income or gains, that tax will not be applicable to us until March 28, 2016. This undertaking does not, however, prevent the imposition of any tax or duty on persons ordinarily resident in Bermuda or any property tax on leasehold interests we may have in Bermuda. We will pay an annual government fee in Bermuda based on our authorized share capital and share premium. The maximum annual government fee applicable to us is currently $29,215, and we expect to be subject to the maximum fee.

Taxation of Holders

Bermuda Tax Considerations

Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed in Bermuda upon the issue, transfer or sale of our common shares or on any payments in respect of our common shares (except, in certain circumstances, to persons ordinarily resident in Bermuda). See “Taxation of Accenture Ltd” above for a description of the undertaking on taxes obtained by us from the Minister of Finance of Bermuda.

United States Federal Income Tax Considerations

The following is a summary of the material United States federal income tax consequences, as of the date of this document, of the ownership of our Class A common shares by beneficial owners who purchase the Class A common shares pursuant to this offering, that hold the Class A common shares as capital assets and that are United States persons under the Internal Revenue Code of 1986, as amended. Under the Internal Revenue Code, you are a United States person if you are:

•	a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust that is subject to the supervision of a court within the United States and the control of one or more United States persons or that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary is based upon current laws and regulations and relevant interpretations of these laws and regulations, all of which are subject to change, possibly with retroactive effect, and is for general purposes only. We cannot assure you that a later change in law will not significantly alter the tax considerations that we describe in this summary. We have not requested a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences of the offering. As a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

This summary does not represent a detailed description of the United States federal income tax consequences to you in light of your particular circumstances and prospective investors should consult their own tax advisors as to the tax consequences of an investment in our Class A common shares, including the application to their particular situations of the tax considerations discussed below and the application of state, local, foreign or other federal tax laws. In addition, it does not present a description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a trader in securities if you elect to use a mark-to-market method of accounting for your securities holdings;

•	a financial institution;

•	an insurance company;

•	a tax-exempt organization;

•	a person liable for alternative minimum tax;

•	a person holding Class A common shares as part of a hedging, integrated or conversion transaction, constructive sale or straddle;

•	a person owning, actually or constructively, 10% or more of our voting stock or 10% or more of the voting stock of any of our non-United States subsidiaries; or

•	a person whose functional currency is not the United States dollar.

If a partnership holds our Class A common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our Class A common shares, you should consult your tax advisor.

You should consult your own tax advisor concerning the particular United States federal income tax consequences to you of the ownership and disposition of the Class A common shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Taxation of Dividends

The gross amount of distributions you receive on your Class A common shares will generally be treated as dividend income to you if the distributions are made from our current and accumulated earnings and profits, calculated according to United States federal income tax principles. Such income will be includible in your gross income as ordinary income on the day you actually or constructively receive it. You will not be entitled to claim a dividends received deduction, generally allowed to United States corporations in respect of dividends received from other United States corporations, with respect to distributions you receive from us. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in the Class A common shares, thereby increasing the amount of gain, or decreasing the amount of loss, you will recognize on a subsequent disposition of the shares, and the balance in excess of your adjusted basis will be taxed as capital gain recognized on a sale or exchange.

If, for United States federal income tax purposes, we are classified as a United States-owned foreign corporation, distributions made to you with respect to your Class A common shares that are taxable as dividends generally will be treated for United States foreign tax credit purposes as:

•	foreign source passive income or, in the case of some holders, foreign source financial services income; and

•	United States source income,

in proportion to our earnings and profits in the year of such distribution allocable to foreign and United States sources, respectively. For this purpose, we will be treated as a United States-owned foreign corporation so long as stock representing 50% or more of the voting power or value of our shares is owned, directly or indirectly, by United States persons.

Foreign Personal Holding Company

A foreign corporation will be classified as a foreign personal holding company if:

•
at any time during the corporation’s taxable year, five or fewer individuals who are United States citizens or residents own, directly or indirectly (or by virtue of certain ownership attribution rules), more than 50% of the corporation’s stock by either voting power or value (we refer to this as the “shareholder test”); and

•
the corporation receives at least 60% of its gross income, or 50% after the initial year of qualification, as adjusted, for the taxable year from certain passive sources (we refer to this as the “income test”).

If we or one of our non-United States subsidiaries were classified as a foreign personal holding company, you and some indirect holders would be required, regardless of your percentage ownership, to include in income as a dividend, your pro rata share of our (or our relevant non-United States subsidiary’s) undistributed foreign personal holding company income if you were a holder on the last day of our taxable year or, if earlier, the last day on which we satisfied the shareholder test. Foreign personal holding company income is generally equal to taxable income with certain adjustments. In addition, if we were classified as a foreign personal holding company, shareholders who acquired our shares from decedents would not receive a “stepped-up” basis in that stock. Instead, these shareholders would have a tax basis equal to the lower of the fair market value of the shares or the decedent’s basis.

Because of the application of complex ownership attribution rules, we are likely to meet the shareholder test in a given year. To the extent we have gross income, we are also likely to satisfy the income test and be treated as a foreign personal holding company. However, even if we are classified as a foreign personal holding company, subject to the discussion of our non-United States subsidiaries below, we do not anticipate having any material amounts of undistributed foreign personal holding company income because we do not expect to have any material amounts of net taxable income. In the unlikely event we have net taxable income, we intend to distribute it to you so as to avoid having taxable income imputed to you under these rules.

In addition, because of the application of complex ownership attribution rules, our non-United States subsidiaries are likely to meet the shareholder test in a given year. It is also possible that one or more of our non-United States subsidiaries will meet the income test in a given year and be treated as a foreign personal holding company. If any of our non-United States subsidiaries is a foreign personal holding company, then any undistributed foreign personal holding company income of that subsidiary may be deemed paid to us as a dividend, with the result that you could be required to include currently your ratable share of such deemed dividend as undistributed foreign personal holding company income. In addition, your tax basis in the shares of the foreign personal holding company would be increased by the amount of the income inclusion. However, we intend to manage the affairs of our non-United States subsidiaries so as to attempt to avoid or minimize having income imputed to you under these rules, to the extent this is consistent with our business goals, although there can be no assurance in this regard.

Depending on a variety of factors, it is possible that we and/or any of our non-United States subsidiaries that are foreign personal holding companies may cease to be classified as foreign personal holding companies in the future, although there can be no assurance in this regard.

Disposition of the Class A Common Shares

When you sell or otherwise dispose of your Class A common shares you will recognize capital gain or loss in an amount equal to the difference between the amount you realize for the shares and your adjusted tax basis in them. Subject to any basis adjustments described in “—Foreign Personal Holding Company,” your adjusted tax basis in the Class A common shares will generally be your cost of obtaining the shares reduced by any previous distributions that are not characterized as dividends. For foreign tax credit limitation purposes, this gain or loss will generally be treated as United States source. If you are an individual and the Class A common shares being sold or otherwise disposed of have been held by you for more than one year, your gain recognized will be taxed at a maximum tax rate of 20%. Your ability to deduct capital losses is subject to limitations.

Information Reporting and Backup Withholding

In general, unless you are an exempt recipient such as a corporation, information reporting will apply to dividends in respect of the Class A common shares or the proceeds received on the sale, exchange or redemption of those Class A common shares paid to you within the United States and, in some cases, outside of the United States. Additionally, if you fail to provide your taxpayer identification number, or fail either to report in full dividend and interest income or to make certain certifications, you will be subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability, provided that you furnish the required information to the United States Internal Revenue Service.

UNDERWRITING

Accenture Ltd, the selling shareholders and the underwriters for the U.S. offering (the “U.S. underwriters”) named below have entered into an underwriting agreement with respect to the shares being offered in the United States. Subject to certain conditions, each U.S. underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are the joint book-running managers of the offering. They, together with             , are the representatives of the U.S. underwriters.

U.S. underwriters	Number of shares
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Total

The U.S. underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the U.S. underwriters sell more shares than the total number set forth in the table above, the U.S. underwriters have an option to buy up to an additional             shares from Accenture Ltd to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the U.S. underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Accenture Ltd and the selling shareholders will sell the shares to the U.S. underwriters at a per share price of $            , which represents a fixed percentage discount from the initial price to public set forth on the cover page of this prospectus. This discount is the U.S. underwriters’ compensation.

The following table shows the per share and total underwriting discounts and commissions to be paid to the U.S. underwriters by Accenture Ltd and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the U.S. underwriters’ option to purchase             additional shares.

Paid by Accenture Ltd and selling shareholders(1)
	No exercise	Full exercise
Per Share	$	$
Total	$	$

(1)	In addition, Accenture Ltd and the selling shareholders will reimburse the U.S. underwriters up to $25,000 for Blue Sky fees and expenses.

Shares sold by the U.S. underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the U.S. underwriters to securities dealers may be sold at a discount of up to $      per share from the initial price to public. Any such securities dealers may resell any shares purchased from the U.S. underwriters to certain other brokers or dealers at a discount of up to $      per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

Accenture Ltd has entered into an underwriting agreement with the international underwriters (the “International underwriters,” and, together with the U.S. underwriters, the “Underwriters”) for the sale of

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            shares outside of the United States in addition to the             shares offered in the United States. The terms and conditions of both offerings are the same and the sales of shares in both offerings are conditioned on each other. Goldman Sachs International and Morgan Stanley & Co. International Limited are the joint book-running managers of the international offering. They, together with            , are the representatives of the International underwriters for the international offering outside of the United States. Accenture Ltd has granted the International underwriters a similar option to purchase up to an aggregate of an additional             shares.

A prospectus in electronic format may be made available on the Web sites maintained by one or more of the joint book-running managers of the offering and may also be made available on Web sites maintained by other Underwriters. The Underwriters may agree to allocate a number of shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the joint book-running managers to Underwriters that may make Internet distributions on the same basis as other allocations.

Except with the prior consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, Accenture Ltd and its partners and former partners, including the selling shareholders, have agreed not to dispose of or hedge any of their Class A common shares or securities convertible into or exchangeable for Class A common shares during the period from the date of this prospectus continuing through the date 365 days after the date of this prospectus, subject to a number of specified exceptions. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In connection with the offering, the Underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional shares from Accenture Ltd in the offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the Underwriters in the open market prior to the completion of the offering.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

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Accenture Ltd and the selling shareholders estimate that their shares of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $             and $            , respectively, which includes filing and registration fees as well as legal and accounting fees and expenses and printing costs.

Accenture Ltd, Accenture SCA and the selling shareholders have agreed to indemnify the several Underwriters against specific liabilities, including liabilities under the Securities Act.

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[Alternate page for International Prospectus]

UNDERWRITING

Accenture Ltd, the selling shareholders and the underwriters for the international offering (the “International underwriters”) named below have entered into an underwriting agreement with respect to the shares being offered outside the United States. Subject to certain conditions, each International underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman Sachs International and Morgan Stanley & Co. International Limited are the joint book-running managers of the international offering. They, together with             , are the representatives of the International underwriters.

International underwriters	Number of shares
Goldman Sachs International.
Morgan Stanley & Co. International Limited
Total

The International underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

If the International underwriters sell more shares than the total number set forth in the table above, the International underwriters have an option to buy up to an additional              shares from Accenture Ltd to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the International underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Accenture Ltd and the selling shareholders will sell the shares to the International underwriters at a per share price of $      , which represents a fixed percentage discount from the initial price to public set forth on the cover page of this prospectus. This discount is the International underwriters’ compensation.

The following table shows the per share and total underwriting discounts and commissions to be paid to the International underwriters by Accenture Ltd and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the International underwriters’ option to purchase             additional shares.

Paid by Accenture Ltd and selling shareholders
	No exercise	Full exercise
Per Share	$	$
Total	$	$

Shares sold by the International underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the International underwriters to securities dealers may be sold at a discount of up to $       per share from the initial price to public. Any such securities dealers may resell any shares purchased from the International underwriters to certain other brokers or dealers at a discount of up to $       per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

Accenture Ltd has entered into an underwriting agreement with the underwriters for the U.S. offering (the “U.S. underwriters,” and, together with the International underwriters, the “Underwriters”) for the sale of              shares in the United States in addition to the              shares offered outside the United

[Alternate page for International Prospectus]

States. The terms and conditions of both offerings are the same and the sales of shares in both offerings are conditioned on each other. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are the joint book-running managers of the U.S. offering. They, together with             , are the representatives of the U.S. underwriters. Accenture Ltd has granted the U.S. underwriters a similar option to purchase up to an aggregate of an additional              shares.

A prospectus in electronic format may be made available on the Web sites maintained by one or more of the joint book-running managers of the offering and may also be made available on Web sites maintained by other Underwriters. The Underwriters may agree to allocate a number of shares to Underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the joint book-running managers to Underwriters that may make Internet distributions on the same basis as other allocations.

Except with the prior consent of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, Accenture Ltd and its partners and former partners, including the selling shareholders, have agreed not to dispose of or hedge any of their Class A common shares or securities convertible into or exchangeable for Class A common shares during the period from the date of this prospectus continuing through the date 365 days after the date of this prospectus, subject to a number of specified exceptions. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

In connection with the offering, the Underwriters may purchase and sell Class A common shares in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the Underwriters’ option to purchase additional shares from Accenture Ltd in the offering. The Underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The Underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Class A common shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of Class A common shares made by the Underwriters in the open market prior to the completion of the offering.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such Underwriter in stabilizing or short covering transactions.

These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the Class A common shares. As a result, the price of the Class A common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

Each Underwriter has also represented and agreed that (i) it has not offered or sold and, prior to the date six months after the date of the offering, will not offer or sell any Class A common shares to persons

[Alternate page for International Prospectus]

in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied, and will comply with, all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect of anything done by it in relation to the Class A common shares in, from or otherwise involving the United Kingdom; and (iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Class A common shares in circumstances in which Section 21(1) of the FSMA does not apply to Accenture Ltd.

The Class A common shares may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated into The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

Accenture Ltd and the selling shareholders estimate that their shares of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            and $            , respectively, which includes filing and registration fees as well as legal and accounting fees and expenses and printing costs.

Accenture Ltd, Accenture SCA and the selling shareholders have agreed to indemnify the several Underwriters against specific liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Appleby Spurling & Kempe, Bermuda, will pass upon the validity of the Class A common shares offered by this prospectus. Mello Jones & Martin, Bermuda, will pass upon the validity of the Class A common shares for the underwriters. Certain legal matters will be passed upon for us by Simpson Thacher & Bartlett as to matters of United States and New York law. The underwriters are being represented as to United States legal matters by Latham & Watkins.

EXPERTS

The combined financial statements as of August 31, 2000 and 2001 and for each of the three years in the period ended August 31, 2001 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on authority of said firm as experts in auditing and accounting.

INDEPENDENT ACCOUNTANTS

At the request of the audit committee of the board of directors of Accenture Ltd, PricewaterhouseCoopers LLP resigned as the independent accountant for Accenture and its subsidiaries effective as of November 27, 2001. Our request for PricewaterhouseCoopers LLP’s resignation was not based on concerns as to the quality of PricewaterhouseCoopers LLP’s work or on any disagreements with PricewaterhouseCoopers LLP. It was based upon the continuing competitive situation between PricewaterhouseCoopers LLP’s consulting practice and us, which we had expected to be eliminated some time ago. We have engaged KPMG LLP as our independent accountants as of November 27, 2001.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S–1 under the Securities Act about the securities we offer under this prospectus. This prospectus is materially complete, but does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and the Class A common shares, please refer to the registration statement, including its exhibits and schedules, which you may inspect and obtain copies at prescribed rates at the public reference facilities of the Securities and Exchange Commission at the addresses provided below.

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, and, under that Act, we file reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect those reports, proxy statements and other information and the registration statement and its exhibits and schedules, without charge, and you may make copies of them at prescribed rates at the public reference facilities of the Securities and Exchange Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Securities and Exchange Commission’s public reference facilities by calling the Securities and Exchange Commission in the United States at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

INDEX TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets as of August 31, 2001 and November 30, 2001 (unaudited)	F-2

Combined Income Statement Before Partner Distributions for the three months ended November 30, 2000 and Consolidated Income Statement for the three months ended November 30, 2001 (unaudited)	F-3

Combined and Consolidated Cash Flows Statements for the three months ended November 30, 2000 and 2001 (unaudited)	F-4

Notes to Combined and Consolidated Financial Statements (unaudited)	F-5

Report of Independent Accountants	F-8

Combined and Consolidated Balance Sheets as of August 31, 2000 and 2001	F-9

Combined Income Statements Before Partner Distributions for the years ended August 31, 1999 and 2000 and Consolidated Income Statement for the year ended August 31, 2001	F-10

Combined Statements of Partners’ Capital and Comprehensive Income for the years ended August 31, 1999 and 2000 and Consolidated Shareholders’ Equity for the year ended August 31, 2001	F-11

Combined and Consolidated Cash Flows Statements for the years ended August 31, 1999, 2000 and 2001	F-12

Notes to Combined and Consolidated Financial Statements	F-13

ACCENTURE LTD

CONSOLIDATED BALANCE SHEETS

August 31, 2001 and November 30, 2001
(In thousands of U.S. dollars except share and per share amounts)

	August 31, 2001	November 30, 2001
		(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,880,083	$1,129,517
Receivables from clients, net	1,498,812	1,534,348
Unbilled services	731,802	930,389
Due from related parties	69,500	86,390
Deferred income taxes, net	166,372	173,665
Other current assets	233,068	219,234

Total current assets	4,579,637	4,073,543

NON-CURRENT ASSETS:
Due from related parties	23,800	—
Investments	324,139	259,906
Property and equipment, net	822,318	787,121
Deferred income taxes, net	213,617	208,722
Other non-current assets	97,845	93,379

Total non-current assets	1,481,719	1,349,128

TOTAL ASSETS	$6,061,356	$5,422,671

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$189,872	$217,017
Current portion of long-term debt	797	1,425
Accounts payable	371,794	360,724
Due to related parties	818,888	379,680
Deferred revenue	810,043	719,063
Accrued payroll and related benefits	1,050,385	1,107,426
Taxes payable	515,304	236,162
Deferred income taxes, net	29,373	19,750
Other accrued liabilities	392,364	319,550

Total current liabilities	4,178,820	3,360,797

NON-CURRENT LIABILITIES:
Long-term debt	1,090	4,362
Retirement obligation	343,249	344,114
Deferred income taxes, net	50,969	22,569
Other non-current liabilities	797,114	811,689

Total non-current liabilities	1,192,422	1,182,734

MINORITY INTEREST	407,926	526,388

SHAREHOLDERS’ EQUITY:
Preferred shares, 2,000,000,000 shares authorized, 0 shares issued and outstanding	—	—
Class A common shares, par value $0.0000225 per share, 20,000,000,000 shares authorized, 343,307,238 issued as of August 31, 2001 and 343,308,444 issued as of November 30, 2001	8	8
Class X common shares, par value $0.0000225 per share, 1,000,000,000 shares authorized, 591,161,472 shares issued and outstanding	13	13
Restricted share units (related to Class A common shares), 68,481,815 units issued and outstanding as of August 31, 2001 and 68,273,504 units issued and outstanding as of November 30, 2001	993,380	989,280
Additional paid-in capital	832,731	832,731
Treasury shares, at cost 1,622,400 shares	—	(20,978)
Retained deficit	(1,435,310)	(1,353,634)
Accumulated other comprehensive loss	(108,634)	(94,668)

Total shareholders’ equity	282,188	352,752

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$6,061,356	$5,422,671

The accompanying notes are an integral part of these financial statements.

ACCENTURE LTD

COMBINED INCOME STATEMENT BEFORE PARTNER DISTRIBUTIONS
CONSOLIDATED INCOME STATEMENT

For the Three Months Ended November 30, 2000 and 2001
(In thousands of U.S. dollars except share and per share amounts)
(Unaudited)

	Combined Income Statement 2000	Consolidated Income Statement 2001
REVENUES:
Revenues before reimbursements	$2,831,298	$2,988,630
Reimbursements	406,994	419,880

Revenues	3,238,292	3,408,510

OPERATING EXPENSES:
Cost of services*:
Cost of services before reimbursable expenses*	1,383,590	1,806,181
Reimbursable expenses	406,994	419,880

Cost of services*	1,790,584	2,226,061
Sales and marketing*	201,818	360,235
General and administrative costs*	376,477	407,957
Reorganization and rebranding costs	30,010	—

Total operating expenses*	2,398,889	2,994,253

OPERATING INCOME*	839,403	414,257
Gain (loss) on investments, net	219,104	(94,737)
Interest income	22,549	14,785
Interest expense	(4,430)	(9,770)
Other income (expense)	6,675	(7,933)
Equity in gains (losses) of affiliates	(20,441)	6,201

INCOME BEFORE TAXES*	1,062,860	322,803
Provision for taxes	52,393	122,665

INCOME BEFORE MINORITY INTEREST AND ACCOUNTING CHANGE*	1,010,467	200,138
Minority interest	—	(118,462)

INCOME BEFORE ACCOUNTING CHANGE*	1,010,467	81,676
Cumulative effect of accounting change	187,974	—

PARTNERSHIP INCOME BEFORE PARTNER DISTRIBUTIONS*	$1,198,441

NET INCOME		$ 81,676

Weighted Average Class A Common Shares:
Basic	—	410,488,771
Diluted	—	1,014,448,500

Earnings Per Class A Common Share:
Basic	—	$ 0.20
Diluted	—	$ 0.20

* Excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.

The accompanying notes are an integral part of these financial statements.

ACCENTURE LTD

COMBINED AND CONSOLIDATED CASH FLOWS STATEMENTS

For the Three Months Ended November 30, 2000 and 2001
(In thousands of U.S. dollars)
(Unaudited)

	Combined Cash Flow 2000	Consolidated Cash Flow 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Partnership income before partnership distributions	$1,198,441

Net income		$81,676

Adjustments to reconcile partnership income and net income to net cash provided by (used in) operating activities—
Depreciation	58,407	69,069
(Gain) loss on investments, net	(219,104)	94,737
Equity in (gains) losses of affiliates	20,441	(6,201)
Losses on disposal of property and equipment	—	8,582
Deferred income taxes	—	(40,421)
Minority interest	—	118,462
Other items, net	(936)	14,780
Cumulative effect of accounting change	(187,974)	—
Change in assets and liabilities—
Increase in receivables from clients, net	(147,131)	(35,536)
Increase in unbilled services	(125,117)	(198,587)
Decrease in other current assets	49,633	13,834
(Increase) decrease in other non-current assets	(17,255)	4,466
Increase (decrease) in accounts payable	46,356	(11,070)
Decrease in due to related parties	(14,106)	—
Decrease in deferred revenue	(81,279)	(88,650)
Increase in accrued payroll and related benefits	240,174	64,166
Decrease in taxes payable	(33,606)	(279,142)
Decrease in other accrued liabilities	(73,993)	(22,846)
Increase in other non-current liabilities	—	15,291

Total adjustments	(485,490)	(279,066)

Net cash provided by (used in) operating activities	712,951	(197,390)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investments	308,394	8,361
Proceeds from sales of property and equipment	—	257
Purchases of investments	(85,328)	(30,761)
Property and equipment additions	(67,228)	(42,057)

Net cash provided by (used in) investing activities	155,838	(64,200)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital paid in by partners	2,879	—
Repayment of paid-in capital to partners	(5,079)	—
Purchase of treasury shares	—	(20,978)
Distribution of partners’ pre-incorporation income	(927,863)	(489,391)
Proceeds from issuance of long-term debt	—	3,935
Repayment of long-term debt	(1,175)	(35)
Proceeds from issuance of short-term bank borrowings	237,222	132,352
Repayments of short-term bank borrowings	(68,052)	(122,287)

Net cash used in financing activities	(762,068)	(496,404)
Effect of exchange rate changes on cash and cash equivalents	(29,076)	7,428

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	77,645	(750,566)
CASH AND CASH EQUIVALENTS, beginning of period	1,270,516	1,880,083

CASH AND CASH EQUIVALENTS, end of period	$1,348,161	$1,129,517

The accompanying notes are an integral part of these financial statements.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except share and per share amounts)
(Unaudited)
1.    BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements of Accenture Ltd (the “Company”) have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) for quarterly reports on Form 10-Q and do not include all of the information and note disclosures required by accounting principles generally accepted in the United States of America. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the fiscal year ended August 31, 2001, included in the Company’s Annual Report on Form 10-K filed with the SEC. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reflect all adjustments (consisting solely of normal, recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of results for these interim periods. The results of operations for the three months ended November 30, 2001, are not necessarily indicative of the results that may be expected for the fiscal year ending August 31, 2002. Certain prior period amounts have been reclassified to conform with the current period presentation.

2.    COMPREHENSIVE INCOME

The components of comprehensive income for the three-month periods ended November 30, 2000 and 2001, respectively, are as follows:

	2000	2001
Partnership Income Before Partner Distributions	$1,198,441
Net Income		$81,676
Foreign currency translation adjustments	(29,076)	7,428
Unrealized gains (losses) on marketable securities, net of reclassification adjustments	(596,990)	6,538

Comprehensive income	$572,375	$95,642

3.    INVESTMENTS

Management conducts a quarterly impairment review of each investment in the portfolio, including historical and projected financial performance, expected cash needs and recent funding events. Other-than-temporary impairments for investments are recognized if the market value of the investment is below its cost basis for an extended period or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations. Other-than-temporary impairments were $28,000 and $90,000 for the three months ended November 30, 2000 and 2001, respectively.

4.    SEGMENT REPORTING

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

Accenture’s chief operating decision maker is the Chief Executive Officer. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. The reportable operating segments are the Company’s five operating groups (formerly known as global market units), which are Communications & High Tech, Financial Services, Government, Products and Resources.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share and per share amounts)
(Unaudited)

Certain changes have been made to the prior-period amounts in order to conform with the current period presentation. The most significant of these changes was the elimination of interest expense from the five operating groups’ operating income and the elimination of interest credits from Other’s operating income. Also, the consolidated affiliated companies’ revenues and operating income (loss) results are included in the five operating groups’ results rather than being reported in Other.

Reportable Segments

Three months ended November 30, 2000	Comm. & High Tech	Financial Services	Government	Products	Resources	Other	Total
Revenues before reimbursements	$864,870	$758,563	$213,103	$532,404	$460,750	$1,608	$2,831,298
Operating income *	260,698	270,636	30,474	148,466	121,933	7,196	839,403

Three months ended November 30, 2001	Comm. & High Tech	Financial Services	Government	Products	Resources	Other	Total
Revenues before reimbursements	$743,215	$716,707	$336,519	$649,829	$540,908	$1,452	$2,988,630
Operating income	55,319	90,805	62,898	120,316	81,501	3,418	414,257

* Excludes	payments for partner distributions in respect of periods ended on or prior to May 31, 2001.

5.    EARNINGS PER SHARE (EPS)

Reconciliation of Net income and Earnings per share for the three months ended November 30, 2001:

	Basic	Diluted
Net income available for Class A common shareholders	$81,676	$81,676
Minority interest (1)	—	118,462

Net income for per share calculation	$81,676	$200,138

Weighted average Class A common shares outstanding	410,448,771	410,448,771
Class A common shares issuable upon redemption of minority interest (1)	—	595,457,336
Employee compensation related to Class A common shares	—	8,542,393

	410,448,771	1,014,448,500

Earnings per Class A common share	$0.20	$0.20

(1)	Accenture Class A common shares issuable or exchangeable upon redemption or exchange of shares held by Accenture SCA Class I common shareholders and Accenture Canada Holdings Inc. shareholders.

In respect of periods ended on or prior to May 31, 2001, the Company operated as a series of related partnerships and corporations under the control of the partners. There is no single capital structure upon which to calculate historical earnings per share information. Accordingly, historical earnings per share information has only been presented for periods following the Company’s transition to a corporate structure.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share and per share amounts)
(Unaudited)

6.    EMPLOYEE SHARE PURCHASE PLAN

On October 1, 2001, a six-month offering period commenced under the plan. At November 30, 2001, accrued payroll and related benefits includes $20,523 of payroll withholdings from employees.

7.    RELATED PARTIES

Amounts due to/due from related parties at August 31, 2001 and November 30, 2001 were payable to/receivables from those individuals who were partners of Accenture prior to May 31, 2001, in respect of pre-incorporation transactions.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of Accenture Ltd:

In our opinion, the accompanying combined and consolidated balance sheets and the related combined income statements before partner distributions/consolidated income statement, combined statements of partners’ capital and comprehensive income/consolidated shareholders’ equity statement and combined and consolidated cash flows statements present fairly, in all material respects, the financial position of Accenture Ltd and its subsidiaries at August 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities.

/s/    PricewaterhouseCoopers LLP
October 11, 2001, except as to Note 18 which is as of March 15, 2002
Chicago, Illinois

ACCENTURE LTD

COMBINED AND CONSOLIDATED BALANCE SHEETS

August 31, 2000 and 2001

(In thousands of U.S. dollars except share amounts)

	Combined Balance Sheet 2000	Consolidated Balance Sheet 2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,270,516	$1,880,083
Short-term investments	395,620	—
Receivables from clients, net	1,450,555	1,498,812
Unbilled services	682,935	731,802
Due from related parties	58,287	69,500
Deferred income taxes, net	—	166,372
Other current assets	141,372	233,068

Total current assets	3,999,285	4,579,637

NON-CURRENT ASSETS:
Due from related parties	81,220	23,800
Investments	509,665	324,139
Property and equipment, net	705,508	822,318
Deferred income taxes, net	—	213,617
Other non-current assets	155,619	97,845

Total non-current assets	1,452,012	1,481,719

TOTAL ASSETS	$5,451,297	$6,061,356

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$164,765	$189,872
Current portion of long-term debt	29,921	797
Accounts payable	233,737	371,794
Due to related parties	339,877	818,888
Deferred revenue	948,390	810,043
Accrued payroll and related benefits	700,843	1,050,385
Taxes payable	283,731	515,304
Deferred income taxes, net	—	29,373
Other accrued liabilities	282,715	392,364

Total current liabilities	2,983,979	4,178,820

NON-CURRENT LIABILITIES:
Long-term debt	98,865	1,090
Retirement obligation	—	343,249
Deferred income taxes, net	—	50,969
Other non-current liabilities	—	797,114

Total non-current liabilities	98,865	1,192,422

MINORITY INTEREST	—	407,926

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY:
Preferred shares, 2,000,000,000 shares authorized, 0 shares issued and outstanding	—	—
Class A common shares, par value $0.0000225 per share, 20,000,000,000 shares authorized, 343,307,238 shares issued and outstanding	—	8
Class X common shares, par value $0.0000225 per share, 1,000,000,000 shares authorized, 591,161,472 shares issued and outstanding	—	13
Restricted share units (related to Class A common shares), 68,481,815 units issued and outstanding	—	993,380
Additional paid-in capital	—	832,731
Retained earnings (deficit)	—	(1,435,310)
Partners’ paid-in capital	403,483	—
Partners’ undistributed earnings	1,347,905	—
Accumulated other comprehensive income (loss)	617,065	(108,634)

Total shareholders’ equity	2,368,453	282,188

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$5,451,297	$6,061,356

The accompanying notes are an integral part of these financial statements.

ACCENTURE LTD

COMBINED INCOME STATEMENTS BEFORE PARTNER DISTRIBUTIONS

CONSOLIDATED INCOME STATEMENT

For the Years Ended August 31, 1999, 2000 and 2001
(In thousands of U.S. dollars)

	Combined Income Statement 1999	Combined Income Statement 2000	Consolidated Income Statement 2001
REVENUES:
Revenues before reimbursements	$9,549,856	$9,752,085	$11,443,720
Reimbursements	1,529,543	1,787,865	1,904,152

Revenues	11,079,399	11,539,950	13,347,872

OPERATING EXPENSES:
Cost of services*:
Cost of services before reimbursable expenses*	5,456,559	5,486,292	6,199,213
Reimbursable expenses	1,529,543	1,787,865	1,904,152

Cost of services*	6,986,102	7,274,157	8,103,365
Sales and marketing*	790,246	883,276	1,217,343
General and administrative costs*	1,271,357	1,296,398	1,515,683
Reorganization and rebranding costs*	—	—	848,615
Restricted share unit-based compensation	—	—	967,110

Total operating expenses*	9,047,705	9,453,831	12,652,116

OPERATING INCOME*	2,031,694	2,086,119	695,756
Gain on investments, net	92,542	573,220	107,016
Interest income	60,039	67,244	79,778
Interest expense	(27,200)	(24,071)	(43,278)
Other income (expense)	(5,309)	51,042	16,973
Equity in losses of affiliates	(6,472)	(46,853)	(61,388)

INCOME BEFORE TAXES*	2,145,294	2,706,701	794,857
Provision for taxes	122,640	242,807	502,616

INCOME BEFORE MINORITY INTEREST AND ACCOUNTING CHANGE*	2,022,654	2,463,894	292,241
Minority interest	—	—	577,188

INCOME BEFORE ACCOUNTING CHANGE*	2,022,654	2,463,894	869,429
Cumulative effect of accounting change	—	—	187,974

PARTNERSHIP INCOME BEFORE PARTNER DISTRIBUTIONS*	$2,022,654	$2,463,894

NET INCOME*			$1,057,403

*	Excludes payments for partner distributions in respect of periods ended on or prior to May 31, 2001.

The accompanying notes are an integral part of these financial statements.

ACCENTURE LTD

COMBINED STATEMENTS OF PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME

CONSOLIDATED SHAREHOLDERS’ EQUITY STATEMENT

For the Years Ended August 31, 1999, 2000 and 2001
(In thousands of U.S. dollars and in thousands of share amounts)

	Preferred Shares	Class A Common Shares		Class X Common Shares		RSU Common Shares		Additional Paid-in Capital	Retained Earnings (Deficit)	Paid-in Capital	Undistributed Earnings	Accumulated Other Comprehensive Income (Loss)	Total
		$	No. Shares	$	No. Shares	$	No. Shares
Balance, at August 31, 1998	$—	$—	—	$—	—	$—	—	$—	$—	$276,025	$1,143,377	$87,209	$1,506,611
Comprehensive income
Partnership income before partner distributions											2,022,654		2,022,654
Other comprehensive income
Unrealized gains on marketable securities, net of reclassification adjustment												185,881	185,881
Foreign currency translation												(19,948)	(19,948)

Other comprehensive income												165,933

Comprehensive income													2,188,587
Capital paid in by partners										93,211			93,211
Repayment of paid-in capital to partners										(17,731)			(17,731)
Distribution of partners’ income											(1,562,545)		(1,562,545)

Balance at August 31, 1999	—	—	—	—	—	—	—	—	—	351,505	1,603,486	253,142	2,208,133
Comprehensive income
Partnership income before partner distributions											2,463,894		2,463,894
Other comprehensive income
Unrealized gains on marketable securities, net of reclassification adjustment												408,998	408,998
Foreign currency translation												(45,075)	(45,075)

Other comprehensive income												363,923

Comprehensive income													2,827,817
Capital paid in by partners										99,895			99,895
Repayment of paid-in capital to partners										(47,917)			(47,917)
Distribution to AW-SC											(826,156)		(826,156)
Distribution of partners’ income											(1,893,319)		(1,893,319)

Balance at August 31, 2000	—	—	—	—	—	—	—	—	—	403,483	1,347,905	617,065	2,368,453
Comprehensive income
Partnership income before partner distributions for the nine months ended May 31, 2001											1,427,185		1,427,185
Net loss for the three months ended August 31, 2001									(369,782)				(369,782)
Other comprehensive income (loss)
Unrealized losses on marketable securities, net of reclassification adjustment												(700,857)	(700,857)
Foreign currency translation												(24,842)	(24,842)

Other comprehensive income (loss)												(725,699)

Comprehensive income													331,704
Capital paid in by partners										146,328			146,328
Repayment of paid-in capital to partners										(549,811)			(549,811)
Distribution to AW-SC											(268,781)		(268,781)
Distribution of partners’ income											(3,106,350)		(3,106,350)
Partner retirement and vacation benefits											(465,487)		(465,487)
Transfer to retained earnings (deficit)									(1,065,528)		1,065,528		—
Issuance of shares:
Shares issued upon reorganization to corporate structure		5	212,257	13	591,161								18
Initial public offering, net		3	131,050					1,791,441					1,791,444
Restricted share units						993,380	68,482						993,380
Minority interest								(958,710)					(958,710)

Balance at August 31, 2001	$—	$8	343,307	$13	591,161	$993,380	68,482	$832,731	$(1,435,310)	$—	$—	$(108,634)	$282,188

The accompanying notes are an integral part of these financial statements.

ACCENTURE LTD

COMBINED AND CONSOLIDATED CASH FLOWS STATEMENTS

For the Years Ended August 31, 1999, 2000 and 2001
(In thousands of U.S. dollars)

	Combined Cash Flow 1999	Combined Cash Flow 2000	Consolidated Cash Flow 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Partnership income before partnership distributions	$2,022,654	$2,463,894

Net income			$1,057,403

Adjustments to reconcile partnership income and net income for the year to the net cash provided by operating activities—
Depreciation	217,032	237,078	257,072
Amortization	—	—	157,000
Gain on investments, net	(92,542)	(573,220)	(107,016)
Equity in losses of affiliates	6,472	46,853	61,388
Losses on disposal of property and equipment	—	31,557	24,725
Restricted share unit-based compensation	—	—	967,110
Deferred income taxes	—	—	(299,647)
Minority interest	—	—	(577,188)
Other items, net	(4,473)	(30,749)	(25,646)
Cumulative effect of accounting change	—	—	(187,974)
Change in assets and liabilities—
(Increase) in receivables from clients	(60,913)	(211,867)	(48,257)
(Increase) in unbilled services	(108,898)	(184,957)	(48,867)
(Increase) in due from / (decrease) in due to related parties	(38,718)	17,294	(89,180)
(Increase) decrease in other current assets	32,744	28,343	(91,696)
(Increase) decrease in other non-current assets	(23,736)	28,468	44,814
Increase in accounts payable	23,412	14,183	138,057
Increase (decrease) in deferred revenue	19,997	67,415	(114,942)
Increase in accrued payroll and employee benefits	124,783	339	250,968
Increase in taxes payable	21,019	46,817	231,573
Increase in other accrued liabilities	55,514	149,816	11,418
Increase in other non-current liabilities	—	—	669,499

Total adjustments	171,693	(332,630)	1,223,211

Net cash provided by operating activities	2,194,347	2,131,264	2,280,614

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of investments	93,496	575,806	427,561
Proceeds from sales of property and equipment	—	—	22,778
Purchases of investments	(18,446)	(153,050)	(326,086)
Purchase of intangible assets	—	—	(157,000)
Property and equipment additions	(305,156)	(315,426)	(377,930)

Net cash provided by (used in) investing activities	(230,106)	107,330	(410,677)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital paid in by partners	93,211	99,895	146,328
Repayment of paid-in capital to partners	(17,731)	(47,917)	(524,130)
Issuance of common stock	—	—	1,791,444
Distribution of partners’ income	(1,562,545)	(1,893,319)	(2,282,141)
Payment to AW-SC	(87,548)	(229,776)	(313,832)
Proceeds from issuance of long-term debt	—	1,384	1,787
Repayment of long-term debt	(1,427)	(1,605)	(19,653)
Proceeds from issuance of short-term bank borrowings	93,872	283,747	876,495
Repayments of short-term bank borrowings	(87,907)	(246,004)	(843,264)

Net cash used in financing activities	(1,570,075)	(2,033,595)	(1,166,966)
Effect of exchange rate changes on cash and cash equivalents	(19,948)	(45,075)	(93,404)

NET INCREASE IN CASH AND CASH EQUIVALENTS	374,218	159,924	609,567
CASH AND CASH EQUIVALENTS, beginning of period	736,374	1,110,592	1,270,516

CASH AND CASH EQUIVALENTS, end of period	$1,110,592	$1,270,516	$1,880,083

Supplemental cash flow information
Interest paid	$26,757	$23,727	$37,091
Income taxes paid	$88,426	$144,410	$187,640

The accompanying notes are an integral part of these financial statements.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars except share data)

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Accenture is the world’s leading provider of management and technology consulting services and solutions, with more than 75,000 employees in 47 countries delivering a wide range of specialized capabilities and solutions to clients across all industries. Accenture operates globally with one common brand and business model designed to enable the company to serve clients on a consistent basis around the world. Under its strategy, Accenture is building a network of businesses to meet the full range of any organization’s needs – consulting, technology, outsourcing, alliances and venture capital. The principal markets for Accenture are North America, Western Europe, Japan and Australia.

Principles of Consolidation and Combination

The consolidated financial statements include the accounts of Accenture Ltd, a Bermuda company, and its controlled subsidiary companies (together “Accenture”). In May 2001, the Accenture Worldwide Organization completed a transition to a corporate structure with Accenture Ltd becoming the holding company.

Accenture Ltd’s only business is to hold shares and to act as the sole general partner of its subsidiary, Accenture SCA, a Luxembourg partnership limited by shares. Accenture operates its business through Accenture SCA and subsidiaries of Accenture SCA. Accenture Ltd controls Accenture SCA’s management and operations and consolidates Accenture SCA’s results in its financial statements. Accenture Ltd has a 58% voting interest in Accenture SCA assuming the issuance of 68,481,815 Accenture SCA Class I common shares. These shares will be issued in connection with the delivery of the 68,481,815 Accenture Ltd Class A common shares underlying 68,481,815 restricted share units which generally are considered fully vested and will be issued for no consideration solely upon the passage of time.

Prior to the transition to a corporate structure, the Accenture Worldwide Organization operated as a series of related partnerships and corporations under the control of the partners and shareholders of these entities. These individuals became executive employees of Accenture following its transition, but retain the “partner” title. In connection with the transition to a corporate structure, the partners received Accenture Ltd Class A common shares or, in the case of partners resident in specified countries, Class I common shares issued by Accenture SCA or exchangeable shares issued by Accenture Canada Holdings Inc., an indirect subsidiary of Accenture SCA, in lieu of their interests in these partnerships and corporations. The transition to a corporate structure was accounted for as a reorganization at carryover basis as there were no changes in the rights, obligations or economic interests of Accenture’s partners upon the exchange of their interests for shares in Accenture Ltd, Accenture SCA or Accenture Canada Holdings Inc., except for those applied consistently among the partners or those resulting from Accenture’s transition from a series of related partnerships and corporations to a corporate structure.

The shares of Accenture SCA and Accenture Canada Holdings Inc. held by the partners are treated as a minority interest in the consolidated financial statements of Accenture Ltd. However, the future exchange and/or redemption of Accenture SCA shares or Accenture Canada Holdings Inc. exchangeable shares will be accounted for at carryover basis.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

The accompanying financial statements, in respect of periods ended on or prior to May 31, 2001, have been prepared on a combined basis and reflect the accounts of the Accenture Worldwide Organization which prior to May 31, 2001, included Accenture Partners Société Coopérative (Geneva, Switzerland — the administrative coordinating entity, “APSC”) and a number of entities, many of which operated as partnerships, that had entered into Member Firm Interfirm Agreements (“MFIAs”) with APSC (“Member Firms”), together with all entities controlled by them. Prior to January 1, 2001, Accenture was known as Andersen Consulting. Prior to August 7, 2000, the Accenture Member Firms and the entities controlled by them were parties to MFIAs with Andersen Worldwide Société Coopérative (“AW-SC”). AW-SC also contracted with the Member Firms of Arthur Andersen (hereinafter, “AA” and “AA Member Firms”) and other entities controlled by them. APSC was incorporated to implement the agreement of the Accenture Member Firms and the partners of Accenture to remain together, on substantially the same terms as with AW-SC, as a result of the successful outcome of the arbitration described in Note 16. Each Accenture Member Firm entered into an MFIA with APSC, effective as of August 7, 2000, that was identical in all substantial terms with the prior agreement such Member Firm had with AW-SC.

The equity method of accounting is used for unconsolidated investments in which Accenture exercises significant influence. All other investments are accounted for under the cost method. All significant intercompany/interfirm transactions and profits have been eliminated.

The Combined financial statements in respect of periods ended on or prior to May 31, 2001 and the Consolidated financial statements from May 31, 2001 onward are collectively referred to as the Consolidated financial statements in these footnotes.

Revenue Recognition

Revenues include all amounts that are billable to clients. Revenues are recognized on a time and materials basis, or on a percentage of completion basis, depending on the contract, as services are provided by employees and subcontractors. Revenue from time and material service contracts is recognized as the services are provided. Revenue from fixed price long-term contracts is recognized over the contract term based on the percentage of services provided during the period compared to the total estimated services to be provided over the entire contract. Losses on contracts are recognized during the period in which the loss first becomes probable and reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Losses recognized during each of the three years ended August 31, 2001 were insignificant. Revenue recognized in excess of billings is recorded as Unbilled services. Billings in excess of revenue recognized are recorded as Deferred revenue until the above revenue recognition criteria are met. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third-party costs, such as the cost of hardware and software resales, are included in Revenues, and an equivalent amount of reimbursable expenses are included in Cost of services.

Operating Expenses

Subcontractor costs are included in Cost of services when they are incurred. Training costs were $644,760, $553,698 and $691,513 in 1999, 2000 and 2001, respectively. Research and development and advertising costs are expensed as incurred. Research and development costs were $255,905 in 1999, $251,764 in 2000 and $271,336 in 2001. Advertising costs were $46,500 in 1999, $69,000 in 2000 and $149,900 in 2001.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Translation of Non-U.S. Currency Amounts

The net assets and operations of entities outside of the United States are translated into U.S. dollars using appropriate exchange rates. Assets and liabilities are translated at year-end exchange rates and income and expense items are translated at average exchange rates prevailing during the year.

Foreign currency translations on assets and liabilities denominated in currencies other than their functional currency resulted in gains/(losses) of ($9,642) in 1999, $27,567 in 2000 and ($1,279) in 2001, which are included in Other income (expense).

Provision for Taxes

Income taxes are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) 109, “Accounting for Income Taxes.” Tax provisions are recorded at statutory rates for taxable items included in the Consolidated Income Statements regardless of the period for which such items are reported for tax purposes. Deferred income taxes are recognized for temporary differences between the financial reporting and income tax bases of assets and liabilities.

Partnership Income Before Partner Distributions

Partnership Income Before Partner Distributions is not comparable to net income of a corporation similarly determined. Also, partnership income is not executive compensation in the customary sense of that term because partnership income is comprised of distributions of current earnings. Accordingly, compensation and benefits for services rendered by partners have not been reflected as an expense in the combined financial statements in respect of periods ended on or prior to May 31, 2001.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with original maturities of three months or less, including time deposits and certificates of deposit of $486,661 and $224,278 at August 31, 2000 and 2001, respectively. As a result of certain subsidiaries’ cash management systems, checks issued but not presented to the banks for payments may create negative book cash payables. Such negative balances are classified as Short-term bank borrowings.

Concentrations of Credit Risk

Accenture’s financial instruments that are exposed to concentrations of credit risk consist primarily of Cash and cash equivalents and Receivables from clients. Accenture places its Cash and cash equivalents with financial institutions and limits the amount of credit exposure with any one financial institution. Accenture actively evaluates the creditworthiness of the financial institutions with which it invests. The Receivables from clients are dispersed across many different industries and geographies; therefore, concentrations of credit risk are limited. As of and for the years ended August 31, 1999, 2000 and 2001, the allowance for uncollectible accounts and bad debt expense are immaterial.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Investments

Investments in marketable equity securities are recorded at fair value. All investments recorded at fair value have been classified as available-for-sale, and accordingly, the difference between cost and fair value is recorded in Accumulated other comprehensive income (loss). The cost of securities sold is determined on an average cost basis.

Accenture receives warrants issued by other companies primarily in exchange for services, alliances and directorships. At the measurement date, these warrants are recorded at fair value. Warrants received in connection with services and alliances are recorded as Revenues. Warrants received in connection with directorships are recorded as Other income (expense). Warrants in public companies and those that can be net share settled in private companies are deemed derivative financial instruments and are recorded on the Consolidated Balance Sheet at fair value. Changes in fair value of these warrants are recognized in the Consolidated Income Statement and included in Gain on investments, net.

Management conducts a quarterly impairment review of each investment in the portfolio, including historical and projected financial performance, expected cash needs and recent funding events. Other-than-temporary impairments for investments are recognized if the market value of the investment is below its cost basis for an extended period or the issuer has experienced significant financial declines or difficulties in raising capital to continue operations.

Foreign Exchange Instruments

In the normal course of business, Accenture uses derivative financial instruments to manage foreign currency exchange rate risk. These instruments are subject to fluctuations in foreign exchange rates and credit risk. The instruments are used to hedge underlying business exposures such that the impact of foreign exchange rate fluctuations is offset by opposite movements in the underlying exposure. Credit risk is managed through careful selection of sound financial institutions as counterparties.

In its hedging programs, Accenture uses a combination of forward and option contracts to hedge its major foreign currency exchange rate exposures. These instruments are generally short term in nature, with maturities of less than one year.

In accordance with SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, all derivatives are recognized as either assets or liabilities at fair value. Hedges of committed exposure are marked-to-market each period with the changes in value included in Net Income. Hedges of anticipated exposures are marked-to-market each period. The changes in value are included in other comprehensive income for those hedges that are considered effective according to SFAS 133; otherwise, the changes in value are included in Net Income.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation of property and equipment is computed on a straight-line basis over the following useful lives:

Buildings	20 to 25 years
Leasehold improvements	Term of lease, 15 years maximum
Computers, related equipment and software	3 to 5 years
Furniture and fixtures	7 to 10 years

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets is assessed by a comparison of the carrying amount of the asset to the estimated future net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired and expense is recorded in an amount required to reduce the carrying amount of the asset to its then fair value.

Earnings Per Share

In respect of periods ended on or prior to May 31, 2001, Accenture operated as a series of related partnerships and corporations under the control of the partners. There is no single capital structure upon which to calculate historical earnings per share information. Accordingly, historical earnings per share information has only been presented in Note 20, “Quarterly Data” for periods following Accenture’s transition to a corporate structure, and has not been presented in the Consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the Consolidated financial statements and accompanying disclosures. Although these estimates are based on management’s best knowledge of current events and actions that Accenture may undertake in the future, actual results may be different from the estimates.

Reclassifications

Certain amounts reported in previous years have been reclassified to conform to the 2001 presentation.

2.    ACCOUNTING CHANGE

Effective September 1, 2000, Accenture adopted SFAS 133, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the Consolidated Balance Sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in Net Income. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Accumulated other comprehensive income (loss) and are recognized in the Consolidated Income Statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in the Consolidated Income Statement. The adoption of SFAS 133 resulted in an increase to Net Income of $187,974 based upon the recognition of the fair value at September 1, 2000, of Accenture’s warrants and options in public companies and those that can be net share settled in private companies. For the year ended August 31, 2001, Gain on investments, net includes $191,892 of unrealized investment losses recognized in accordance with SFAS 133.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

3.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of Accumulated other comprehensive income (loss) at August 31, are:

	2000	2001
Foreign currency translation adjustments	$(75,101)	$(99,943)

Unrealized gains (losses) on securities:
Unrealized holding gains (losses)	1,004,176	(159,394)
Less: reclassification adjustments	(595,178)	(541,463)

Net unrealized gains (losses)	408,998	(700,857)
Unrealized gains on securities, beginning of year	283,168	692,166

Net unrealized gains (losses)	692,166	(8,691)

Accumulated other comprehensive income (loss)	$617,065	$(108,634)

Investments were held in the U.S. or special purpose entities during 2000 and 2001. In respect of periods ended on or prior to May 31, 2001, the investments were primarily held by partnerships or other non-tax paying entities; therefore, no income taxes would apply to those gains. Subsequent to May 31, 2001, the investments were held by special purpose entities which were not subject to income tax on investment gains and, similarly, losses generated in these entities are not deductible.

4.    PROPERTY AND EQUIPMENT

Property and equipment, net at August 31, is composed of the following:

	2000	2001
Buildings and land	$72,953	$75,371
Leashold improvements	286,177	332,126
Computers, related equipment and software	782,107	837,878
Furniture and fixtures	252,905	272,512
Total accumulated depreciation	(688,634)	(695,569)

	$705,508	$822,318

5.    INVESTMENTS

Investments which are intended to be sold in the following twelve months are classified in current assets as Short-term investments. All other investments are classified as long-term investments. Investments held at August 31, are as follows:

	2000	2001
Marketable equity securities: short-term	$395,620	$—
Marketable equity securities: long-term	358,688	85,516
Non-marketable and other	150,977	238,623

Total	$905,285	$324,139

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Marketable Equity Securities

Marketable equity securities include common stock, warrants and options, all of which are classified as available-for-sale. The unrealized gains and losses on these investments included in Accumulated other comprehensive income (loss) at August 31, is as follows:

	2000	2001
Fair value	$754,308	$85,516
Cost	62,142	94,207
Gross unrealized gains	697,228	633
Gross unrealized losses	(5,062)	(9,324)

Equity Method Investments

Accenture has investments in various entities that are accounted for under the equity method. Under the equity method, investments are stated at initial cost and are adjusted for subsequent contributions and Accenture’s share of earnings, losses and distributions. The underlying equity in net assets of these investments exceeded Accenture’s carrying value by approximately $49,528 and $154,455, at August 31, 2000 and 2001, respectively. The negative goodwill is being amortized over three years on a straight-line basis. Amortization of negative goodwill of $0, $1,376 and $31,545 was reflected as a component of Equity in losses of affiliates in the accompanying Consolidated Income Statements for the years ended August 31, 1999, 2000 and 2001, respectively.

Other-Than-Temporary Writedowns

For the years ended August 31, 1999, 2000 and 2001, Accenture recorded other-than-temporary impairment writedowns of $2,929, $0, and $94,489, respectively. Of the $94,489 recorded in 2001, $18,998 was reclassified from Other comprehensive income to Gain on investments, net and $75,491 was directly expensed to Gain on investments, net.

6.    BORROWINGS AND INDEBTEDNESS

Lines of Credit

At August 31, 2001, Accenture has a $450,000 unsecured multicurrency revolving credit facility with a syndicate of banks led by Morgan Guaranty Trust Company of New York under which it may borrow from the participants ratably in proportion to their respective commitments. The facility also provides a $100,000 sublimit for the issuance of letters of credit. The facility, which is available through August 31, 2003, provides for committed borrowings at the prime rate or at LIBOR plus a borrowing margin and also offers a competitive bid option. Borrowings under this facility were $66,980 and $0 at August 31, 2000 and 2001, respectively. Letters of credit outstanding at August 31, 2000 and 2001 were $38,000 and $19,247, respectively. The facility is subject to annual commitment fees. The commitment fees paid for the year ended August 31, 2001 were $456.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

On June 22, 2001, Accenture entered into a $420,000 unsecured 364-day revolving credit facility with a syndicate of banks led by Bank of America, N.A. The terms of the Bank of America facility are substantially similar to the terms of the Morgan Guaranty facility. Borrowings under this facility were $0 at August 31, 2001. The facility is subject to annual commitment fees. The commitment fees paid for the year ended August 31, 2001 were $0.

At August 31, 2001, Accenture also has in place unsecured multicurrency credit agreements and local lines of credit of $369,023 and $258,846, respectively, in the form of committed and non-committed facilities at interest rates that vary from country to country depending on local market conditions. Borrowings under these facilities were $97,785 and $187,533 at August 31, 2000 and 2001, respectively. Certain of the agreements are subject to annual commitment fees.

The most restrictive of these credit agreements requires Accenture to maintain certain financial ratios and meet certain indebtedness tests. All these requirements were met throughout the three years ended August 31, 2001.

The weighted average interest rate on borrowings under the multicurrency credit agreements and lines of credit, based on the average annual balances, was approximately 12% in 1999, 7% in 2000 and 8% in 2001.

Long-Term Debt

Long-term debt at August 31, consisted of the following:

	2000	2001
Joint Debt—
—Unsecured notes payable due upon maturity at various dates through 2002 with interest due semiannually at fixed rates ranging from 7.52% to 8.49%	$75,000	$—
—Collateral trust note payable in fixed annual installments through 2011 with interest due semiannually at 9.26%	34,342	—
Collateral trust note payable in varying annual installments through 2007 with interest due annually at 8.12%, secured by real property	18,060	—
Other	1,384	1,887

	128,786	1,887
Less—Current portion	29,921	797

Total Long-term debt	$98,865	$1,090

7.    FINANCIAL INSTRUMENTS

At August 31, 2000 and 2001, the carrying amount of Cash and cash equivalents and Short-term bank borrowings approximates their fair value because of their short maturities. For all other financial instruments, the following methods and assumptions were used to approximate fair value. At August 31, 2001, Accenture has not designated any of its derivatives as hedges as defined by SFAS 133.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Investments

Quoted market prices are used to determine the fair value for the common equity and debt securities that were issued by publicly traded entities. Those debt and equity securities issued by non-public entities were valued by reference to the most recent round of financing as an approximation of the market value. The fair value and cost of the warrants and options were approximated using the Black-Scholes valuation model after considering restrictions on exercisability or sale.

	2000		2001
Type of Investment	Cost	Fair Value	Cost	Fair Value
Debt and equity securities (cost method)
—Issued by public entities, short-term	$600	$395,620	$—	$—
—Issued by public entities, long-term	31,442	159,205	41,787	33,096
—Issued by non-public entities	134,094	174,573	271,532	298,523

Warrants
—Issued by public entities, long-term	30,100	199,483	52,420	52,420
—Issued by non-public entities	30,946	27,161	1,081	1,081

Long-Term Debt

The fair value of Long-term debt, including current maturities, was estimated to be $132,362 and $1,887 at August 31, 2000 and 2001, respectively, based on the borrowing rates currently available to Accenture for loans with similar terms and average maturities.

Foreign Exchange Instruments

Market quoted exchange rates are used to determine the fair value of the instruments. The notional values and fair values of derivative foreign exchange instruments at August 31, are as follows:

	2000		2001
	Notional Value	Fair Value	Notional Value	Fair Value
Foreign currency forward exchange contracts—
To sell	$100,768	$3,300	$87,563	$1,542
To buy	107,361	(2,814)	127,067	(513)
Option contracts
Put options	$84,732	$12,269	$—	$—
Call options	26,264	—	—	—

8.    INCOME TAXES

Prior to its transition to a corporate structure, Accenture operated through partnerships in many countries and generally was not subject to income taxes in those countries. Taxes related to income earned by the partnerships were the responsibility of the individual partners. In some non-U.S. countries, Accenture operated through corporations and was subject to local income taxes. In addition, Accenture was subject to local unincorporated business taxes in some jurisdictions. Effective with the transition to a corporate structure on May 31, 2001, Accenture became subject to U.S. federal and other national, state and local corporate income taxes.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

The components of the provision for income taxes reflected on the Consolidated Income Statement for the year ended August 31, 2001 include the following:

Current taxes:
U.S. federal	$382,690
U.S. state and local	66,080
Non-U.S.	330,590

Total current tax expense	779,360

Deferred taxes:
U.S. federal	(85,520)
U.S. state and local	(19,612)
Non-U.S.	(171,612)

Total deferred tax expense	(276,744)

Total	$502,616

A reconciliation of the U.S. federal statutory income tax rate to Accenture’s effective income tax rate for the year ended August 31, 2001 is set forth below:

U.S. federal statutory income tax rate	35.0%
U.S. state and local taxes, net	1.0
Other	3.0
Rate benefit for partnership period	(49.0)
Revaluation of deferred tax liabilities(1)	13.6
Costs of transition to a corporate structure	59.6

Effective income tax rate	63.2%

(1)	The revaluation of deferred tax liabilities upon change in tax status is a deferred tax expense recognized upon Accenture’s change in tax status from partnership to corporate form.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Significant components of Accenture’s deferred tax assets and liabilities at August 31, 2001 are as follows:

Deferred tax assets:
Pensions	$122,376
Revenue recognition	78,336
Compensation and benefits	190,799
Investments	54,473
Tax credit carryforwards	16,632
Net operating loss carryforwards	15,935
Depreciation and amortization	70,028
Other	37,410

585,989
Valuation allowance(1)	(76,187)

Total deferred tax assets	509,802

Deferred tax liabilities:
Pensions	(21,822)
Revenue recognition	(55,787)
Compensation and benefits	(17,482)
Investments	(30,717)
Depreciation and amortization	(56,961)
Other	(27,386)

Total deferred tax liabilities	(210,155)

Net deferred tax assets	$299,647

(1)
Accenture has recognized a valuation allowance of $76,187 relating to the ability to recognize the tax benefits associated with capital losses on certain U.S. investments and with specific tax net operating loss carryforwards and tax credit carryforwards of certain non-U.S. operations.

Accenture has net operating loss carryforwards at August 31, 2001 of $48,938. Of this amount, $42,209 expires at various dates through 2011 and $6,729 has an indefinite carryforward period. Accenture has tax credit carryforwards at August 31, 2001 of $16,632 that expire at various dates through 2016.

If Accenture or one of its non-U.S. subsidiaries were classified as a foreign personal holding company, Accenture’s U.S. shareholders would be required to include in income, as a dividend, their pro rata share of Accenture’s (or Accenture’s relevant non-U.S. subsidiary’s) undistributed foreign personal holding company income.

Because of the application of complex U.S. tax rules regarding attribution of ownership, Accenture meets the definition of a foreign personal holding company this year. However, there is no foreign personal holding company income that its U.S. shareholders are required to include in income this year. In the event that Accenture has net foreign personal holding company income, Accenture may distribute a dividend to shareholders to avoid having taxable income imputed under these rules. Under certain

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

circumstances, such a distribution could create additional income tax costs to Accenture. Since Accenture does not have any foreign personal holding company income this year, no such taxes have been provided.

9.    PARTNERS’ CAPITAL

Partners’ capital represented the capital of partners who were the owners of Accenture Member Firms. Paid-in-capital was repayable within 60 days following a partner’s resignation, retirement or death. Interest was paid to the partners on their paid-in capital accounts and recorded as a distribution of partners’ income. Undistributed earnings, contained within Partners’ Capital, represented Partnership Income Before Distributions which had not been paid to the partners. Partners were not paid interest on Undistributed earnings. The average balance of the Undistributed earnings and Paid-in-capital during the years ended August 31, 1999 and 2000 was $1,687,197 and $1,853,190, respectively.

Upon retirement, all qualifying Accenture partners or their qualifying surviving spouses were entitled to receive basic retirement benefits for life. This plan was eliminated for active partners after May 15, 2001 in connection with the transition to a corporate structure. All qualifying participants prior to May 15, 2001 will receive basic retirement benefits for life. The amount of annual benefit payments is periodically adjusted for cost-of-living adjustments at the beginning of each calendar year. Basic retirement benefits of $1,268 in 1999, $1,759 in 2000 and $2,268 in 2001 were paid to retired partners. The projected benefit obligation (“PBO”) and the accrued benefit cost of the basic retirement benefits at August 31, 2001 is $63,537 as the plan is not funded. The accumulated benefit obligation at August 31, 2001 was $59,588. The PBO was estimated based on a discount rate of 8% and an assumed rate of increase in future benefits of 1.9%.

In respect of periods ended on or prior to May 15, 2001, early retirement benefits were paid to certain Accenture partners who retired between the ages of 56 and 62. Partners retiring after age 56 and prior to age 62 received early retirement benefits based on two years’ earnings on a straight-line declining basis that resulted in no payout to partners retiring at age 62. Retired partners could elect to receive early retirement benefits in the form of a lump-sum payment or ten-year installment payments. This plan was eliminated for active partners after May 15, 2001, in connection with the transition to a corporate structure.

Early retirement benefits of $12,483 in 1999, $28,967 in 2000 and $37,685 in 2001 were paid to retired partners. The amount due for early retirement benefits is $283,097 at August 31, 2001, which is being paid out over the period through 2010.

Both the basic and early retirement benefit liabilities were recorded as reductions of partners’ capital as of May 31, 2001, as payments related to these obligations were previously recorded as distributions of partners’ income.

In connection with the transition to a corporate structure, Accenture returned partners’ paid-in-capital of $549,811. In addition, undistributed earnings as of May 31, 2001 are expected to be paid to the partners in one or more installments on or prior to December 31, 2001. At August 31, 2001, $818,888 of undistributed earnings was included in Due to related parties on the Consolidated Balance Sheet.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Effective September 1, 2000, 1,286 employees were admitted as partners of Accenture, which approximately doubled the number of partners. This increased number of partner admissions was designed to incentivize Accenture’s professionals at an earlier stage in their careers. As a result, the Consolidated financial statements for the year ended August 31, 2001 reflect compensation expense for these 1,286 additional partners only for the three month period from June 1, 2001 to August 31, 2001, as compared to twelve months of compensation expense for these individuals for the years ended August 31, 1999 and 2000.

10.    SHAREHOLDERS’ EQUITY

Class A Common Shares

Holders of Accenture Ltd’s Class A common shares are entitled to one vote per share. Shareholders of Accenture Ltd do not have cumulative voting rights. Each Class A common share is entitled to a pro rata part of any dividend at the times and in the amounts, if any, which Accenture Ltd’s board of directors from time to time determines to declare, subject to any preferred dividend rights attaching to any preferred shares. Finally, each Class A common share is entitled on a winding-up of Accenture Ltd to be paid a pro rata part of the value of the assets of Accenture Ltd remaining after payment of its liabilities, subject to any preferred rights on liquidation attaching to any preferred shares.

On July 24, 2001, Accenture Ltd issued 115 million Class A common shares in an initial public offering. Accenture’s proceeds from the initial public offering, net of underwriting discounts of $78,200 and other estimated expenses of $19,667, were $1,569,633. On August 14, 2001, an additional 16.05 million Class A common shares were issued in connection with the exercise of the underwriters’ over allotment option, resulting in net proceeds of $221,811. Of these net proceeds, $355,000 were used to repay amounts outstanding under revolving credit facilities, a portion was used to cover the costs incurred in connection with the transition to a corporate structure, and the balance was used for working capital, which was previously funded by the partners, and for general corporate purposes.

In August 2001, Accenture’s board of directors authorized the repurchase of up to $150,000 of the Class A common shares of Accenture Ltd.

Class X Common Shares

Holders of Accenture Ltd’s Class X common shares are entitled to one vote per share. Class X common shares are not entitled to dividends and are not entitled to be paid any amount upon winding up of Accenture Ltd. Most of Accenture’s partners receiving Accenture SCA Class I common shares or Accenture Canada Holdings Inc. exchangeable shares in connection with the transition to a corporate structure received a corresponding number of Accenture Ltd Class X common shares. Accenture Ltd may, at its option, redeem any Class X common share for a redemption price equal to the par value of the Class X common share. Accenture Ltd may not, however, redeem any Class X common share of a holder if such redemption would reduce the number of Class X common shares held by that holder to a number that is less than the number of Accenture SCA Class I common shares or Accenture Canada Holdings Inc. exchangeable shares held by that holder, as the case may be. Accenture Ltd will redeem Accenture Ltd Class X common shares upon redemption or exchange of Accenture SCA Class I common shares and

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Accenture Canada Holdings Inc. exchangeable shares so that the aggregate number of Class X common shares outstanding at any time does not exceed the aggregate number of Accenture SCA Class I common shares and Accenture Canada Holdings Inc. exchangeable shares outstanding.

Voting Agreement

Persons and Shares Covered

Accenture Ltd and each of the Accenture partners who own Accenture Ltd Class A or Class X common shares have entered into a voting agreement and each other person who becomes a partner will be required to enter into the voting agreement. The parties to the voting agreement, other than Accenture Ltd, are referred to as “covered persons.”

The Accenture Ltd shares covered by the voting agreement generally include (1) any Accenture Ltd Class X common shares that are held by a partner, (2) any Accenture Ltd Class A common shares beneficially owned by a partner at the time in question and also as of or prior to the offering and (3) any Accenture Ltd Class A common shares if they are received from Accenture while an employee, a partner or in connection with becoming a partner or otherwise acquired if the acquisition is required by Accenture. The shares covered by the voting agreement are referred to as “covered shares.” Accenture Ltd Class A common shares purchased by a covered person in the open market or, subject to certain limitations, in a subsequent underwritten public offering, will not generally be subject to the voting agreement. When a covered person ceases to be an employee of Accenture, the shares held by that covered person will no longer be subject to the voting provisions of the voting agreement described below.

Transfer Restrictions

By entering into the voting agreement, each covered person has agreed, among other things, to:

•	except as described below, maintain beneficial ownership of his or her covered shares received on or prior to the date of the offering for a period of eight years thereafter; and

•	maintain beneficial ownership of at least 25% of his or her covered shares received on or prior to the date of the offering as long as he or she is an employee of Accenture.

Covered persons who continue to be employees of Accenture will be permitted to transfer a percentage of the covered shares owned by them on each anniversary of the offering commencing on the first anniversary of Accenture Ltd’s initial public offering and in increasing amounts over the subsequent seven years. Class X common shares of Accenture Ltd may not be transferred at any time, except upon the death of a holder of Class X common shares or with the consent of Accenture Ltd. Accenture Canada Holdings Inc. exchangeable shares held by covered persons are also subject to the transfer restrictions in the voting agreement.

Voting

Under the voting agreement, prior to any vote of the shareholders of Accenture Ltd, a separate, preliminary vote of the covered shares owned by covered persons who are employees of Accenture will be

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

taken on each matter upon which a vote of the shareholders is proposed to be taken. Subsequently, all of these covered shares will be voted in the vote of the shareholders of Accenture Ltd in accordance with the majority of the votes cast in the preliminary vote.

Notwithstanding the foregoing, in elections of directors, all covered shares owned by covered persons who are employees of Accenture will be voted in favor of the election of those persons receiving the highest numbers of votes cast in the preliminary vote. In the case of a vote for an amendment to Accenture Ltd’s constituent documents, or with respect to an amalgamation, liquidation, dissolution, sale of all or substantially all of its property and assets or any similar transaction with respect to Accenture Ltd, all covered shares owned by covered persons who are employees will be voted against the proposal unless at least 66 2/3% of the votes in the preliminary vote are cast in favor of that proposal, in which case all of these covered shares will be voted in favor of the proposal.

So long as the covered shares owned by covered persons that are employees of Accenture represent a majority of the outstanding voting power of Accenture Ltd, partners from any one country will not have more than 50% of the voting power in any preliminary vote under the voting agreement.

Term and Amendment

The voting agreement will continue in effect until the earlier of 50 years from the date of the voting agreement and the time it is terminated by the vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. The transfer restrictions will not terminate upon the expiration or termination of the voting agreement unless they have been previously waived or terminated under the terms of the voting agreement. The voting agreement may generally be amended at any time by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. Amendment of the transfer restrictions also requires the consent of Accenture Ltd.

Waivers and Adjustments

The transfer restrictions and the other provisions of the voting agreement may be waived at any time by the partners’ representatives in specified circumstances. Subject to the foregoing, the provisions of the voting agreement may generally be waived by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. A general waiver of the transfer restrictions also requires the consent of Accenture Ltd.

11.    MINORITY INTEREST

Accenture SCA Class I Common Shares

Partners in Australia, Denmark, France, Italy, Norway, Spain, Sweden and the United States received Accenture SCA Class I common shares. Each Class I common share of Accenture SCA entitles its holder to one vote on all matters submitted to a vote of shareholders of Accenture SCA. Subject to contractual transfer restrictions, Accenture SCA is obligated, at the option of the holder, to redeem any outstanding Accenture SCA Class I common share at a redemption price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the redemption. Accenture SCA

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

may, at its option, pay this redemption price with cash or by delivering Accenture Ltd Class A common shares on a one-for-one basis. This one-for-one redemption price and exchange ratio will be adjusted if Accenture Ltd holds more than a de minimis amount of assets (other than its interest in Accenture SCA and assets it holds only transiently prior to contributing them to Accenture SCA) or incurs more than a de minimis amount of liabilities (other than liabilities for which Accenture SCA has a corresponding liability to Accenture Ltd). Accenture Ltd does not intend to hold any material assets other than its interest in Accenture SCA or to incur any material liabilities such that this one-for-one exchange ratio would require an adjustment.

Accenture SCA Transfer Rights Agreement

Persons and Shares Covered

Accenture SCA and each of the partners who own shares of Accenture SCA have entered into a transfer rights agreement. The parties to the transfer rights agreement, other than Accenture SCA, are referred to as “covered persons.”

The Accenture SCA shares covered by the transfer rights agreement generally include all Class I common shares of Accenture SCA owned by a covered person. The shares covered by the transfer rights agreement are referred to as “covered shares.”

Transfer Restrictions

The articles of association of Accenture SCA provide that shares of Accenture SCA (other than those held by Accenture Ltd) may be transferred only with the consent of the Accenture SCA supervisory board or its delegate, the Accenture SCA partners committee. In addition, by entering into the transfer rights agreement, each party (other than Accenture Ltd) agrees, among other things, to:

•	except as described below, maintain beneficial ownership of his or her covered shares received on or prior to the date of the offering for a period of eight years thereafter; and

•	maintain beneficial ownership of at least 25% of his or her covered shares received on or prior to the date of the offering as long as he or she is an employee of Accenture.

Covered persons who continue to be employees of Accenture will be permitted to transfer a percentage of the covered shares owned by them on each anniversary of the offering commencing on the first anniversary of Accenture Ltd’s initial public offering and in increasing amounts over the subsequent seven years.

In addition, at any time after the third anniversary of the date of the consummation of the transition to a corporate structure, covered persons holding Accenture SCA Class I common shares may, without restriction, require Accenture SCA to redeem any Accenture SCA Class I common share held by such holder for a redemption price per share generally equal to the lower of the market price of an Accenture Ltd Class A common share and $1. Accenture SCA may, at its option, pay this redemption price in cash or by delivering Accenture Ltd Class A common shares.

All transfer restrictions applicable to a covered person under the transfer rights agreement terminate upon death.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Term and Amendment

The transfer rights agreement will continue in effect until the earlier of 50 years from the date of the transfer rights agreement and the time it is terminated by the vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. The transfer restrictions will not terminate upon the expiration or termination of the transfer rights agreement unless they have been previously waived or terminated under the terms of the transfer rights agreement. The transfer rights agreement may generally be amended at any time by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. Amendment of the transfer restrictions also requires the consent of Accenture SCA.

Waivers and Adjustments

The transfer restrictions and other provisions of the transfer rights agreement may be waived at any time by the Accenture SCA partners committee in specified circumstances. Subject to the foregoing, the provisions of the transfer rights agreement may generally be waived by the affirmative vote of 66 2/3% of the votes represented by the covered shares owned by covered persons who are employees of Accenture. A general waiver of the transfer restrictions also requires the consent of Accenture SCA.

Accenture Canada Holdings Inc. Exchangeable Shares

Partners resident in Canada and New Zealand received Accenture Canada Holdings Inc. exchangeable shares and Accenture Ltd Class X common shares. Holders of Accenture Canada Holdings Inc. exchangeable shares may exchange their shares for Accenture Ltd Class A common shares on a one-for-one basis. Accenture Canada Holdings Inc. may, at its option, satisfy this exchange with cash at a price per share generally equal to the market price of an Accenture Ltd Class A common share at the time of the exchange. Each exchangeable share of Accenture Canada Holdings Inc. entitles its holder to receive distributions equal to any distributions to which an Accenture Ltd Class A common share entitles its holder.

Minority Interest Income/Expense

Upon completion of the transition to a corporate structure in May 2001, the minority ownership percentage in Accenture SCA and Accenture Canada Holdings Inc. aggregated 74%. This minority interest percentage declined to 59% by August 31, 2001 due to shares issued in connection with the initial public offering and restricted share units granted and vested prior to August 31, 2001. The calculation of the minority interest percentage at August 31, 2001 reflects the assumed issuance to Accenture Ltd of the 68,481,815 Accenture SCA Class I common shares that will be issued in connection with the delivery of the 68,481,815 Accenture Ltd Class A common shares underlying 68,481,815 restricted share units which generally are considered fully vested and will be issued for no consideration solely upon the passage of time.

Minority interest income of $577,188 reflected in the Consolidated Income Statement for the year ended August 31, 2001 represents the pro rata ownership interest of the minority shareholders in the $946,970 of loss before minority interest of Accenture SCA for the three months ended August 31, 2001.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

12.    EMPLOYEE SHARE PLANS

Share Incentive Plan

The Accenture Ltd 2001 Share Incentive Plan (the “share incentive plan”) permits the grant of nonqualified share options, incentive stock options, share appreciation rights, restricted shares, restricted share units and other share-based awards to employees, directors, third-party consultants, former United States employees or former partners of, or other persons who perform services for, Accenture Ltd and its affiliates. A maximum of 375 million Class A common shares may be subject to awards under the share incentive plan. Class A common shares covered by awards that expire, terminate or lapse will again be available for the grant of awards under the share incentive plan. The share incentive plan is administered by a committee of the board of directors of Accenture Ltd, which may delegate its duties and powers in whole or in part as it determines.

Options

Accenture shall determine the exercise price for each option, provided, however, that an incentive share option must generally have an exercise price that is at least equal to the fair market value of the Class A common shares on the date the option is granted.

Options currently outstanding under the share incentive plan have a maximum term of ten years. Options vest under varying schedules. At August 31, 2001, 241,798,292 shares were available for future grants under the share incentive plan. The following tables summarize information about share options activity during the year.

Stock option activity for fiscal 2001 was as follows:

	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	—	$—
Granted	96,360,395	14.54
Exercised	—	—
Forfeited	539,964	14.51
Expired	—	—

Outstanding, end of year	95,820,431	$14.54

The following table summarizes information about stock options outstanding at August 31, 2001:

Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (Years)
$14.50	90,267,779	9.9
15.15	5,442,744	9.9
15.50	109,908	9.9

	95,820,431	9.9

Options exercisable, end of year	—
Options available for grant, end of year	241,798,292
Weighted average fair value of options granted	$7.74

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Pro Forma Fair Value Disclosures

Accenture elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) in accounting for its employee share options rather than, as discussed below, the alternative fair value accounting provided for under SFAS 123, “Accounting for Stock-Based Compensation”. Under APB 25, because the exercise price of Accenture’s employee share options equals the market price of the underlying shares on the date of grant, no compensation expense is recognized in Accenture’s financial statements.

Pro forma information regarding net income and earnings per share is required by SFAS 123. This information is required to be determined as if Accenture had accounted for its employee share options under the fair value method of that statement. The fair value of options granted in 2001 reported below was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2001
Stock Option Plans	Partners	Non-partners
Expected life (in years)	6	5
Risk-free interest rate	4.93%	4.73%
Volatility	50%	50%
Dividend yield	0%	0%

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The following pro forma information reflects the amortized expense from the date of grant:

2001
Net income	$1,057,403
Pro forma expenses—estimated fair value of options	5,201

Pro forma net income	$1,052,202

Restricted Share Units and Other Share-Based Awards

Under the share incentive plan, the committee may grant awards of restricted share units, Class A common shares, restricted shares and awards that are valued in whole or in part by reference to, or are otherwise based on the fair market value of, Class A common shares. The restricted share units and other share-based awards will be subject to the terms and conditions established by the committee.

Under the share incentive plan, participants may be granted restricted share units without cost to the participant. Each restricted share unit awarded to a participant represents an unfunded, unsecured right, which is nontransferable except in the event of death, of the participant to receive a Class A common share on the date specified in the participant’s award agreement. The restricted share units granted under this plan vest at various times, generally ranging from immediate vesting to vesting over a five year period. In fiscal 2001, 68,481,815 restricted share units were granted to participants with a weighted average fair value of $1,025,563, while, $967,110 was charged to expense which was net of $26,270 related to cancelled liabilities on the deferred bonus plan for employees.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Employee Share Purchase Plan

The Accenture Ltd 2001 Employee Share Purchase Plan is a nonqualified plan and allows eligible employee participants to purchase Class A common shares at a discount through payroll deductions or contributions. Eligible employees may elect to contribute 1% to 10% of their compensation each offering period to purchase Class A common shares under the plan, but are not permitted to purchase, during any calendar year, Class A common shares with an aggregate fair market value in excess of $25. The purchase price will be set by the committee, but cannot be less than 85% of the lesser of the fair market value of the shares on the first or last day of the offering period. A maximum of 75 million Class A common shares may be issued under the plan. As of August 31, 2001, there were no offerings and 75 million shares were reserved for future issuance.

13.    PROFIT SHARING AND RETIREMENT PLANS

In the United States, Accenture maintains and administers a trusteed profit sharing plan that includes 19,800 active Accenture employees. The annual profit sharing contribution is determined by management. The contribution to the profit sharing plan was $79,708 in 1999, $87,189 in 2000 and $97,439 in 2001, which approximated 6% of plan members’ compensation.

In the United States, and certain other countries, Accenture also maintains and administers noncontributory retirement and postretirement medical plans for active, retired and resigned Accenture employees. Benefits under the noncontributory employee retirement plans are based on years of service and compensation during the years immediately preceding retirement. Plan assets of the noncontributory employee retirement plans consist of investments in equities, fixed income securities and cash equivalents. Annual contributions are made at such times and in amounts as required by law and may, from time to time, exceed minimum funding requirements.

In addition, certain postemployment benefits are provided to former or inactive employees after employment but before retirement, including severance benefits, disability-related benefits (including worker’s compensation) and continuation of benefits such as healthcare benefits and life insurance coverage. These costs are substantially provided for on an accrual basis.

The following schedules provide information concerning the material defined benefit pension and postretirement benefit plans.

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

	Pension Benefits		Other Benefits
	2000	2001	2000	2001
Changes in projected benefit obligation
Projected benefit obligation, beginning of year	$314,425	$308,599	$28,392	$30,463
Service cost	49,626	39,825	3,205	4,136
Interest cost	21,232	21,465	2,123	2,426
Amendments	—	1,558	—	—
Participants contributions	260	223	—	—
Actuarial (gain)/loss	(64,802)	33,082	(3,151)	14,895
Benefits paid	(6,432)	(9,867)	(106)	(158)
Exchange rate (gain)	(5,710)	(7,290)	—	—

Projected benefit obligation, end of year	$308,599	$387,595	$30,463	$51,762

Changes in plan assets
Fair value of plan assets, beginning of year	$278,172	$310,066	$12,552	$15,126
Expected return on plan assets	27,038	23,964	1,033	1,147
Actuarial (loss)	(1,982)	(53,617)	(488)	(265)
Employer contributions	16,072	108,349	2,135	4,305
Participants contributions	260	223	—	—
Benefits paid	(6,432)	(9,867)	(106)	(158)
Exchange rate (loss)	(3,062)	(5,139)	—	—

Fair value of plan assets, end of year	$310,066	$373,979	$15,126	$20,155

Reconciliation of funded status
Funded status	$1,467	$(13,616)	$(15,337)	$(31,607)
Unrecognized transitional obligation	2,553	1,717	1,083	997
Unrecognized loss/(gain)	(70,290)	22,788	2,166	17,324
Unrecognized prior service cost	12,154	11,419	—	—

(Accrued) benefit cost as of 6/30	(54,116)	22,308	(12,088)	(13,286)
Contribution between 6/30 – 8/31	—	—	3,308	2,261
Adjustment	685	—	—	—

Prepaid (accrued) benefit cost as of 8/31	$(53,431)	$22,308	$(8,780)	$(11,025)

Amounts recognized in the Combined and Consolidated Balance Sheets consist of:
Prepaid benefit cost	$560	$60,023	$—	$—
Accrued benefit liability	(53,991)	(37,715)	(8,780)	(11,025)

Net amount recognized at year-end	$(53,431)	$22,308	$(8,780)	$(11,025)

Components of pension expense
Service cost	$49,626	$39,825	$3,205	$4,136
Interest cost	21,232	21,465	2,123	2,426
Expected return on plan assets	(27,038)	(23,964)	(1,033)	(1,147)
Amortization of transitional obligation	667	601	87	87
Amortization of loss	(326)	(5,230)	142	—
Amortization of prior service cost	2,293	2,293	—	—

Total	$46,454	$34,990	$4,524	$5,502

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NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)
	Pension Benefits		Other Benefits
	2000	2001	2000	2001
Weighted-average assumptions
Discount rate	7.07%	6.83%	8.00%	7.50%
Expected return on plan assets	7.78%	7.99%	8.0%/6.0%	8.0%/6.0%
Rate of increase in future compensation	7.37%	7.62%	N/A	N/A

The projected benefit obligations and fair value of plan assets for defined benefit pension plans with projected benefit obligations in excess of plan assets were $308,599 and $310,066, respectively, as of August 31, 2000 and $387,595 and $373,979, respectively, as of August 31, 2001. The accumulated benefit obligations and fair value of plan assets for plans with accumulated benefit obligations in excess of plan assets were $38,300 and $19,800, respectively, as of August 31, 2000 and $41,000 and $17,300, respectively, as of August 31, 2001.

Assumed Health Care Cost Trend

Annual rate increases in the per capita cost of health care benefits of 10.0% (under 65) and 11.5% (over 65) were assumed for the plan year ending June 30, 2002. The trend rate assumptions are changed beginning for the plan year ending June 30, 2002. The rate is assumed to decrease on a straight-line basis to 5.0% for the plan year ending June 30, 2009 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend would have the following effects:

	One Percentage Point Increase
	2000	2001
Effect on total of service and interest cost components	$875	$1,445
Effect on year-end postretirement benefit obligation	5,600	7,336

	One Percentage Point Decrease
	2000	2001
Effect on total of service and interest cost components	$(796)	$(1,256)
Effect on year-end postretirement benefit obligation	(4,500)	(6,367)

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Deferred Bonus Plan

On September 1, 2000, Accenture implemented a deferred bonus plan for employees based on tenure and performance. The plan provided for a loyalty award, which vested immediately, and a performance award, which vested over a period of three years. In connection with the grant of restricted share units, Accenture terminated the deferred bonus plan for employees on July 19, 2001. At August 31, 2001, the liability for the liquidated investments was $73,218, which will be paid out in the first quarter of fiscal 2002 in partial settlement of vested benefits. For the remaining vested, and unvested benefits, 7,968,826 restricted share units were granted to employees on July 19, 2001.

14.    LEASE COMMITMENTS

Accenture has various lease agreements, principally for office space, with various renewal options. Rental expense (net of sublease income from third parties of $2,154 in 1999, $3,273 in 2000 and $12,911 in 2001) including operating costs and taxes, was $196,577 in 1999, $217,675 in 2000 and $207,757 in 2001. Future minimum rental commitments under non-cancelable operating leases as of August 31, 2001, are as follows:

2002	$ 216,732
2003	186,537
2004	163,499
2005	132,614
2006	111,151
Thereafter	420,704

$1,231,237

15.    REORGANIZATION AND REBRANDING

Reorganization and rebranding costs include one-time costs, beginning September 2000, to rename the organization Accenture and other costs related to the transition to a corporate structure. Reorganization and rebranding costs were $848,615 for the year ended August 31, 2001 and included $157,000 of amortization of intangible assets acquired in connection with the Memorandum of Understanding with AW-SC and AA, as described in Note 16. The intangible assets related to the forbearance by AW-SC and Arthur Andersen to use, and the limited use by Accenture of, the Andersen Consulting name or variations of that name and related domain names. The intangible assets were amortized over periods ranging from three to six months.

16.    RELATED PARTIES

In prior years, Accenture engaged in various transactions with AA/AW-SC, which was then a related party as described in Note 1. Below is a summary of those transactions.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

	1999	2000
Nature of Transaction
Rental expense	$36,353	$23,948
Andersen Worldwide costs allocated	24,163	18,975
Professional education and development costs	52,582	38,577
Professional services	31,880	34,710
Interest expense	12,955	3,950

The Combined Income Statements Before Partner Distributions include expenses that were allocated to Accenture by AW-SC on a specific identification basis. In addition, AW-SC incurred certain costs on behalf of Accenture which were allocated to Accenture primarily based on square footage, partner units, net assets employed or number of training participants.

Until August 7, 2000, AW-SC, as an agent for the Accenture and AA Member Firms, facilitated various MFIAs among the individual Accenture and AA Member Firms. Amounts due to AW-SC from Accenture Member Firms under these MFIAs were $279,776 in 1999 and $313,832 in 2000.

On December 17, 1997, the Accenture Member Firms requested binding arbitration, pursuant to their respective MFIAs with AW-SC, of claims that the AA Member Firms and AW-SC, among other things, had breached or failed to perform material obligations owed to the Accenture Member Firms. The MFIAs provided that performance thereunder should continue if reasonably possible pending the resolution of the arbitration subject to the right to discharge payment obligations at issue in such an arbitration by placing amounts in escrow. On August 18, 1998, certain Accenture Member Firms placed into escrow $195,000, which represented the majority of the $232,548 payable under the member firm agreements to AA Member Firms for 1998. Accenture Member Firms placed the remaining $37,548 into escrow on December 22, 1998. On August 27, 1999, $50,000 was placed into escrow, representing a portion of the $279,776 payable under the member firm agreements to AA Member Firms for 1999. Accenture Member Firms placed the remaining $229,776 into escrow in December 1999. Under the terms of the escrow agreement these funds, including interest earned, could only be distributed out of escrow in accordance with the Final Award of the Tribunal in the aforementioned arbitration.

By its Final Award dated July 28, 2000, and notified to the parties on August 7, 2000, the Tribunal appointed by the International Chamber of Commerce (“ICC”) ruled that AW-SC had breached its material obligations under the MFIAs in fundamental respects and the Accenture Member Firms were excused from any further obligations to AW-SC and AA Member Firms under the MFIAs as of August 7, 2000. The ruling further stated that the escrowed funds plus accrued interest should be paid to AA as directed by AW-SC and allocated the costs of the proceeding among the parties. The escrowed funds, along with net accumulated interest on investments, were transferred to AA by the escrow agent on various dates in September, 2000.

On December 19, 2000, AW-SC, Arthur Andersen LLP and the other AA Member Firms, APSC, Accenture LLP and the other Accenture Member Firms, on their own behalves and on behalf of their respective partners, shareholders, other principals and affiliates, executed a binding Memorandum of Understanding (“MOU”) to implement the award of the arbitrator in the ICC arbitration described above and the separation of the Accenture Member Firms from AW-SC and AA.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

The MOU provided for the release to AA of $512,324 previously placed in escrow, plus accumulated interest, and for payments to AA of $556,000, including the payment for 2000 of $313,832 referred to above, the purchase by APSC of intangible assets for $157,000 and a payment to AA of $85,000, including settlement of all interfirm payables. In addition, pursuant to the MOU, Accenture and AA entered into (1) a six-year services agreement under which AA will provide certain services to Accenture for payments to AA of $60,000 per year, (2) a five-year agreement under which AA will provide certain training facilities to Accenture for payments to AA of $60,000 per year, and (3) a five-year agreement under which Accenture will provide $22,500 per year of certain services at no cost to AA; each agreement was effective January 1, 2001.

Accenture recorded all elements of the MOU at fair value, and recorded the excess of our contractual obligations over fair value as a reduction of undistributed earnings because the related transactions were entered into in connection with the separation of the Accenture member firms from AW-SC and AA.

In addition, Accenture recorded an accrual of $190,962 equal to the excess of the contractual obligations under the service agreements referred to above over the fair value of the services to be provided thereunder and recorded a reduction of undistributed earnings of $268,781 for the accrual for the services contracts and other cash payments. Payments due under the five-year and six-year services agreements will be based upon rates established by AA that Accenture has determined will exceed the rates that they charge for similar services to unrelated parties (the fair value of those services). The excess of the present value of the amounts payable to AA over the fair value of those services has been recorded as a liability and a distribution to partners as of December 2000. Accenture is obligated to provide AA up to $22,500 per year of services valued at then current retail billing rates for five years. The present value of the fair value of these services determined by reference to the fees usually received for such services has been recorded as a liability and as a distribution to partners as of December 2000. These liabilities, which aggregated $190,962, are reported as distributions to partners because the liabilities were incurred in connection with Accenture’s separation from AA.

At August 31, 2001, amounts due to/from AA/AW-SC and Accenture are no longer classified as related party balances. Amounts due to/due from related parties at August 31, 2001 are payable to/receivable from those individuals who were partners of Accenture prior to May 31, 2001.

17.    COMMITMENTS AND CONTINGENCIES

At August 31, 2001, Accenture or its present personnel had been named as a defendant in various litigation matters involving present or former clients. All of these are civil in nature. Based on the present status of these litigation matters, the management of Accenture believes the liability will not ultimately have a material effect on the results of operations or the financial position and cash flows of Accenture.

18.    SEGMENT REPORTING

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Accenture’s chief operating decision maker is the Chief Executive Officer. The operating segments are managed separately because each operating segment represents a strategic business unit that serves different markets. The reportable operating segments are the five operating groups (formerly known as market units), which are Communications & High Tech, Financial Services, Government, Products and Resources.

In the first quarter of fiscal 2002, Accenture made certain changes in the format of information presented to the Chief Executive Officer. The most significant of these changes was the elimination of interest expense from the five operating groups’ operating income and the elimination of interest credit from Other’s operating income. Also, the consolidated affiliated companies’ revenue and operating income (loss) results are included in the five operating groups’ results rather than being reported in Other. Segment results for all periods presented have been revised to reflect these changes.

Reportable Segments

Year ended August 31, 1999	Comm. & High Tech	Financial Services	Government	Products	Resources	Other	Total
Revenues before reimbursements	$2,498,460	$2,736,416	$777,028	$1,699,066	$1,812,369	$26,517	$9,549,856
Depreciation (1)	59,745	67,459	18,285	31,651	39,892	—	217,032
Operating income (loss)	557,169	824,206	102,733	263,360	285,196	(970)	2,031,694

Assets at August 31 (2)	$368,414	$227,894	$141,795	$154,383	$169,884	$20,750	$1,083,120
Year ended August 31, 2000	Comm. & High Tech	Financial Services	Government	Products	Resources	Other	Total
Revenues before reimbursements	$2,806,506	$2,541,900	$796,862	$1,932,302	$1,660,868	$13,647	$9,752,085
Depreciation (1)	65,425	62,633	19,005	43,805	46,210	—	237,078
Operating income (loss)	671,111	666,620	79,618	416,053	264,070	(11,353)	2,086,119

Assets at August 31 (2)	$492,220	$302,138	$123,933	$188,252	$178,750	$6,418	$1,291,711
Year ended August 31, 2001	Comm. & High Tech	Financial Services	Government	Products	Resources	Other	Total
Revenues before reimbursements	$3,238,256	$2,893,567	$1,003,235	$2,356,440	$1,933,225	$18,997	$11,443,720
Depreciation (1)	76,901	65,897	21,053	45,316	47,905	—	257,072
Operating income (loss)	448,452	536,783	75,292	363,085	235,126	(962,982)	695,756

Assets at August 31 (2)	$500,762	$325,641	$161,584	$219,486	$258,146	$17,523	$1,483,142

(1)	This amount includes depreciation on property and equipment controlled by each operating segment as well as an allocation for depreciation on property and equipment they do not directly control.
(2)
Operating segment assets directly attributed to an operating segment and provided to the chief operating decision maker include Receivables from clients, Unbilled services, Deferred revenue and a portion of Other long-term assets that represent balances for clients with extended payment terms.

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

Geographic Information

Revenues for the years ended August 31, are indicated below. Revenues are attributed to geographic areas based on the country of assignment of the partners and employees performing the services.

	1999	2000	2001
Americas	$6,070,883	$6,259,859	$7,204,523
EMEAI (1)	4,244,441	4,391,095	5,203,225
Asia/Pacific	764,075	888,996	940,124

Total	$11,079,399	$11,539,950	$13,347,872

At August 31, long-lived assets, which represent property and equipment, net were as follows:

	1999	2000	2001
Americas	$446,089	$500,133	$567,987
EMEAI (1)	169,053	158,184	199,296
Asia/Pacific	43,575	47,191	55,035

Total	$658,717	$705,508	$822,318

(1)	EMEAI includes Europe, the Middle East, Africa and India.

The accounting policies of the operating segments are the same as those described in Note 1, Summary of Significant Accounting Policies, except for the one-time cost of restricted share units and interest expense as described above.

19.    ACCENTURE SCA

Because Accenture Ltd’s only business is to hold its equity interest in Accenture SCA and to act as the sole general partner of Accenture SCA, there are no material differences between the consolidated financial statements of Accenture Ltd and consolidated financial statements that would be prepared for Accenture SCA except (1) the minority interest included in Accenture SCA consolidated financial statements would be limited to the Accenture Canada Holdings Inc. exchangeable shares and (2) the shareholders’ equity section of an Accenture SCA consolidated balance sheet would reflect the Accenture SCA Class I common shares and the Accenture SCA Class II common shares, as shown below.

	For the year ended August 31, 2001
	Accenture Ltd, as reported	Adjustments	Accenture SCA
Revenues	$13,347,872	$—	$13,347,872
Operating income	695,756	—	695,756
Income before taxes	794,857	—	794,857
Income before minority interest and accounting change	292,241	—	292,241
Minority interest	577,188	(569,248)	7,940
Income before accounting change	869,429	(569,248)	300,181
Net income	$1,057,403	$(569,248)	$488,155

ACCENTURE LTD

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of U.S. dollars except share data)

	August 31, 2001
	Accenture Ltd, as reported	Adjustments	Accenture SCA
Current assets	$4,579,637	$—	$4,579,637
Non-current assets	1,481,719	—	1,481,719

Total assets	$6,061,356	—	$6,061,356

Current liabilities	$4,178,820	—	$4,178,820
Non-current liabilities	1,192,422	—	1,192,422
Minority interest	407,926	(402,336)	5,590
Shareholders’ equity	282,188	402,336	684,524

Total liabilities and shareholders’ equity	$6,061,356	$—	$6,061,356

20.    QUARTERLY DATA (unaudited)

Quarterly financial information for 2000 and 2001 is as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual

Fiscal 2000
Revenues	$2,775,448	$2,708,626	$3,061,692	$2,994,184	$11,539,950
Operating income	539,150	424,373	694,662	427,934	2,086,119
Partnership income before partner distributions	573,524	571,907	902,436	416,027	2,463,894

Fiscal 2001
Revenues	$3,238,292	$3,384,059	$3,519,264	$3,206,257	$13,347,872
Operating income (loss)	839,403	522,698	115,572	(781,917)	695,756
Income (loss) before accounting change	1,010,467	419,539	(190,795)	(369,782)	869,429
Partnership income (loss) before partner distributions	1,198,441	419,539	(190,795)		1,427,185
Net income (loss)				(369,782)	(369,782)
Earnings (loss) per share:
Basic and diluted (1)	n/a	n/a	n/a	(1.25)	n/a
Common stock prices per share:
High	n/a	n/a	n/a	15.50	n/a
Low	n/a	n/a	n/a	14.05	n/a

n/a = not applicable
(1)
Certain common share equivalents have been excluded from the earnings (loss)-per-share calculation as their effect is antidilutive. In addition, for the purpose of the above calculation of earnings (loss)-per-share, the weighted average number of shares is based upon the periods the shares have been outstanding. The weighted average basic shares were 295,392,338 and the diluted shares were 899,711,420.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

100,000,000

Class A Common Shares

Accenture Ltd

Joint Book-Running Managers

Goldman, Sachs & Co.

Morgan Stanley

[Alternate Page for International Prospectus]

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

100,000,000

Class A Common Shares

Accenture Ltd

Joint Book-Running Managers

Goldman Sachs International

Morgan Stanley

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the offer and sale of the Class A common shares being registered. All amounts are estimates except the registration fee, the NASD filing fee and the New York Stock Exchange listing fees.

Registration fee	$
NASD filing fee
Federal and state taxes, and related fees*
Blue Sky fees and expenses (including legal fees)*
New York Stock Exchange listing fees*
Accounting fees and expenses*
Other legal fees and expenses*
Transfer agent and registrar fee*
Printing and engraving*
Miscellaneous*

Total*	$

* To be completed by amendment.

Item 14.    Indemnification of Directors and Officers

The bye-laws of the Registrant provide for indemnification of the Registrant’s officers and directors against all liabilities, loss, damage or expense incurred or suffered by such party as an officer or director of the Registrant; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act 1981 of Bermuda.

The Companies Act provides that a Bermuda company may indemnify its directors and officers in respect of any loss arising or liability attaching to them as a result of any negligence, default or breach of trust of which they may be guilty in relation to the company in question. However, the Companies Act also provides that any provision, whether contained in the company’s bye-laws or in a contract or arrangement between the company and the director or officer, indemnifying a director or officer against any liability which would attach to him in respect of his fraud or dishonesty will be void.

The directors and officers of the Registrant are covered by directors’ and officers’ insurance policies maintained by the Registrant.

Item 15.    Recent Sales of Unregistered Securities

As part of our transition to a corporate structure, whereby some of our partners received Accenture Ltd Class A common shares and Class X common shares in lieu of their interests in the Accenture local business operations, Accenture Ltd has:

1.  On April 15, 2001, issued an aggregate of 6,583,592 Class A common shares to partners in Portugal and 60,434 Class A common shares to a partner in the Slovak Republic;

2.  On April 17, 2001, issued an aggregate of 5,323,210 Class A common shares to partners in Argentina;

3.  On May 2, 2001, issued an aggregate of 4,189,621 Class A common shares to partners in South Africa;

4.  On May 15, 2001, issued an aggregate of 4,736,656 Class A common shares to partners in Belgium, an aggregate of 4,339,459 Class A common shares to partners in Ireland, an aggregate of 2,973,039 Class A common shares to partners in Mexico, an aggregate of 7,365,277 common shares to partners in The Netherlands and an aggregate of 87,654,292 Class A common shares to partners in the United Kingdom;

5.  On May 25, 2001, issued an aggregate of 2,750,406 Class X common shares to various individual partners; and

6.  On May 31, 2001, issued 809,264 Class A common shares for the benefit of a partner in India.

On May 22, 2001, certain partners received 88,300,375 Class A common shares and 588,411,066 Class X common shares via a liquidation payment upon dissolution of Accenture Holdings C.V., a Netherlands limited partnership which, prior to its dissolution, was the sole shareholder of Accenture Ltd.

On December 31, 2001, Accenture Ltd issued an aggregate of 1,259,272 Class A common shares to Microsoft Corporation in exchange for 8,271,768 shares of Series A Preferred Stock, par value $.0001 per share, of Avanade, Inc.

These Class A and Class X common shares have been issued in reliance on the exemption from registration contained in Section 4(2) of the Securities Act of 1933 on the basis that the transactions did not involve any public offering.

Item 16.    Exhibits and Financial Statement Schedules

A.    Exhibits.    The following is a complete list of exhibits filed as part of this Registration Statement, which are incorporated herein:

Exhibit Number	Exhibit Description
1.1*	Form of U.S. Underwriting Agreement.
1.2*	Form of International Underwriting Agreement.
3.1
Memorandum of Continuance of the Registrant, dated February 21, 2001 (incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1/A filed on July 2, 2001 (the “July 2, 2001 Form S-1/A”)).

3.2	Form of Bye-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the July 2, 2001 Form S-1/A).
4.1
Form of Specimen Certificate for Registrant’s Class A common shares (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1/A filed on June 9, 2001 (the “June 9, 2001 S-1/A”)).

5.1*	Opinion of Appleby Spurling & Kempe.
9.1
Form of Voting Agreement, dated as of April 18, 2001, among the Registrant and the covered persons party thereto (incorporated by reference to Exhibit 9.1 to the Registrant’s Registration Statement on Form S-1 filed on April 19, 2001 (the “April 19, 2001 Form S-1”)).

10.1	Form of Partner Matters Agreement, dated as of April 18, 2001, among the Registrant and the partners party thereto (incorporated by reference to Exhibit 10.1 to the April 19, 2001 Form S-1).
10.2	Form of Non-Competition Agreement, dated as of April 18, 2001, among the Registrant and certain employees (incorporated by reference to Exhibit 10.2 to the April 19, 2001 Form S-1).
10.3	2001 Share Incentive Plan (incorporated by reference to Exhibit 10.3 to the June 8, 2001 S-1/A).
10.4	2001 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q for the period ended November 30, 2001 (the “November 30, 2001 10-Q”)).

Exhibit Number	Exhibit Description
10.5	Form of Articles of Association of Accenture SCA (incorporated by reference to Exhibit 10.2 to the November 30, 2001 10-Q).
10.6
Form of Accenture SCA Transfer Rights Agreement, dated as of April 18, 2001, among Accenture SCA and the covered persons party thereto (incorporated by reference to Exhibit 10.6 to the April 19, 2001 Form S-1).

10.7	Form of Non-Competition Agreement, dated as of April 18, 2001, among Accenture SCA and certain employees (incorporated by reference to Exhibit 10.7 to the April 19, 2001 Form S-1).
10.8	Form of Letter Agreement, dated April 18, 2001, between Accenture SCA and certain shareholders of Accenture SCA (incorporated by reference to Exhibit 10.8 to the April 19, 2001 Form S-1).
10.9	Form of Support Agreement dated as of July 24, 2001, between the Registrant and Accenture Canada Holdings Inc. (incorporated by reference to Exhibit 10.9 to the July 2, 2001 Form S-1/A).
10.10
Form of Employment Agreement of Messrs. Forehand, James, Green, Wilson, McGrath, Hartemayer, Scrivner, Friedman and You and Mmes. Craig and Tolan (incorporated by reference to Exhibit 10.10 to the June 8, 2001 S-1/A).

10.11	Form of Employment Agreement of Karl-Heinz Flöther (incorporated by reference to Exhibit 10.3 to the November 30, 2001 10-Q).
10.12	Form of Employment Agreement of Masakatusu Mori (English translation) (incorporated by reference to Exhibit 10.5 to the November 30, 2001 10-Q).
10.13	Form of Employment Agreement of Diego Visconti (English translation) (incorporated by reference to Exhibit 10.6 to the November 30, 2001 10-Q).
10.14	Form of Employment Agreement of Arnaud André (English translation) (incorporated by reference to Exhibit 10.7 to the November 30, 2001 10-Q).
10.15	Form of Employment Agreement of R. Timothy S. Breene (incorporated by reference to Exhibit 10.8 to the November 30, 2001 10-Q).
10.16	Form of Employment Agreement of David R. Hunter (incorporated by reference to Exhibit 10.9 to the November 30, 2001 10-Q).
10.17	Form of Employment Agreement of Jose Luis Manzanres (incorporated by reference to Exhibit 10.10 to the November 30, 2001 10-Q).
10.18	Form of Articles of Association of Accenture Canada Holdings Inc. (incorporated by reference to Exhibit 10.11 to the July 2, 2001 Form S-1/A).
10.19
Form of Exchange Trust Agreement by and between the Registrant and Accenture Canada Holdings Inc. and CIBC Mellon Trust Company, made as of July 24, 2001 (incorporated by reference to Exhibit 10.12 to the July 2, 2001 Form S-1/A).

10.20	Form of Letter Agreement, dated May 21, 2001, between the Registrant and Stichting Naritaweg I (incorporated by reference to Exhibit 10.13 to the July 2, 2001 Form S-1/A).
10.21	Form of Letter Agreement, dated May 21, 2001, between the Registrant and Stichting Naritaweg II (incorporated by reference to Exhibit 10.14 to the July 2, 2001 Form S-1/A).
10.22*	Form of Accenture Ltd Common Agreement.
10.23*	Form of Accenture SCA Common Agreement.
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Registrant’s Form 10-K for the year ended August 31, 2001).
23.1	Consent of PricewaterhouseCoopers LLP.
23.2*	Consent of Appleby Spurling & Kempe (included in Exhibit 5.1).
24.1	Power of Attorney (contained on the signature pages to the registration statement).

*	To be filed by amendment.

B.    Financial Statement Schedules

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 18, 2002.

AC	CENTURE LTD

By	: /s/ Joe W. Forehand

Na	me: Joe W. Forehand
Tit	le: Chief Executive Officer
and	Chairman of the Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Joe W. Forehand, Harry L. You and Douglas G. Scrivner and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him in his name, place and stead, in any and all capacity, in connection with this Registration Statement, including to sign and file in the name and on behalf of the undersigned as director or officer of the Registrant (1) any and all amendments or supplements (including any and all stickers and post-effective amendments) to this Registration Statement, with all exhibits thereto, and other documents in connection therewith, and (2) any and all additional registration statements, and any and all amendments thereto, relating to the same offering of securities as those that are covered by this Registration Statement that are filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorney-in-fact and agents, and each of them full power and authority to do and perform each and every act and things requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ Joe W. Forehand Joe W. Forehand	Chief Executive Officer and Chairman of the Board (principal executive officer)	March 18, 2002

/s/ Stephan A. James Stephan A. James	Director	March 18, 2002

/s/ Steven A. Ballmer Steven A. Ballmer	Director	March 18, 2002

/s/ Dina Dublon Dina Dublon	Director	March 18, 2002

Signature	Title	Date

/s/ Karl-Heinz Flöther Karl-Heinz Flöther	Director	March 18, 2002

/s/ Joel P. Friedman Joel P. Friedman	Director	March 18, 2002

/s/ William D. Green William D. Green	Director	March 18, 2002

/s/ Robert I. Lipp Robert I. Lipp	Director	March 18, 2002

/s/ Blythe J. McGarvie Blythe J. McGarvie	Director	March 18, 2002

/s/ Mark Moody-Stuart Sir Mark Moody-Stuart	Director	March 18, 2002

/s/ Masakatsu Mori Masakatsu Mori	Director	March 18, 2002

/s/ Diego Visconti Diego Visconti	Director	March 18, 2002

/s/ Wulf von Schimmelmann Wulf von Schimmelmann	Director	March 18, 2002

/s/ Jackson L. Wilson, Jr. Jackson L. Wilson, Jr.	Director	March 18, 2002

/s/ Harry L. You Harry L. You	Chief Financial Officer (principal financial and accounting officer)	March 18, 2002